2023 Annual Report ENCORE CAPITAL GROUP Better Solutions. Better Life.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 2 Contents Encore’s Mission, Vision and Values OUR MISSION Creating pathways to economic freedom WE CARE We put people first and engage with honesty, empathy, and respect WE FIND A BETTER WAY We deliver our best in everything we do, find ways to make a positive difference, and achieve impactful results WE ARE INCLUSIVE AND COLLABORATIVE We embrace our differences and work together to ensure every individual can thrive OUR VALUES OUR VISION We help make credit accessible by partnering with consumers to restore their financial health Click the home icon to return to this Contents page Encore’s Mission, Vision and Values ...........................2 Who We Are ................................................................3 Letter to Shareholders .................................................4 Our Proven Three Pillar Strategy ................................8 Our Financial Priorities ................................................9 Capital Allocation .......................................................10 Financial Highlights ...................................................11 Environmental, Social and Governance (ESG) .........12 Our Leadership and Board of Directors .....................13 Investor and Shareholder Services Information ........14 Appendix....................................................................15 Encore Capital Group 2023 Form 10-K .....................18 TO FIND OUT MORE, VISIT: encorecapital.com/mvv/

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 3 Who We Are $13B Encore enables the functioning of a healthy credit ecosystem Amount of capital Encore has returned to the financial credit ecosystem through portfolio purchases since inception By purchasing non-performing loan (NPL) portfolios, we return capital to banks, enabling further lending and thus playing a key role in the consumer credit ecosystem. Our two largest operating units are Midland Credit Management (U.S.) and Cabot Credit Management (U.K. and Europe). Encore engages with consumers to resolve their debt Encore purchases and collects on charged-off debt Debt is charged off Issuers sell charged-off debt Consumer- centric approach Proprietary advanced analytics Operational expertise Issuers of consumer debt RETURN OF CAPITAL TO CONSUMER CREDIT ECOSYSTEM RETURN OF CAPITAL TO CONSUMER CREDIT ECOSYSTEM 7,400 global colleagues 9 countries where we operate 25+ years in business

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 4 Letter to Shareholders Dear Fellow Shareholders, For the debt buying industry, 2023 was characterized by starkly different business conditions in the U.S. and U.K./Europe, our primary markets. A number of key attributes specific to our industry impact our markets and define business conditions including the supply of charged-off portfolios, competitive dynamics, portfolio pricing, portfolio returns and consumer behavior. In addition, industry performance is affected by macro drivers such as interest rates, unemployment and inflation. Higher interest rates, for example, have driven increased funding costs, which are now impacting all participants in the industry. The net effect of all of these contributing factors has been that the U.S. market has grown rapidly and is offering strong returns while growth in the U.K. and European markets has been slower with lower returns amidst a more competitive environment. For Encore, our disciplined approach to purchasing portfolios and the flexibility of our global funding structure have allowed us to redirect our capital deployment to higher return opportunities in the U.S., consistent with our well- established strategic focus. As a result, we have emerged from 2023 in a much stronger competitive position and a clear industry leader. Let me elaborate further on the characteristics of and our strategies in these markets. Outstanding U.S. Revolving Credit and U.S. Credit Card Charge-Off Rate Source: U.S. Federal Reserve +$214B $1.31T

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 5 Reports from the U.S. Federal Reserve show that credit card balances continue to set new all-time records on a monthly basis, powered in part by strong consumer spending. In addition, we continue to see steadily rising delinquencies and charge-offs, resulting in increased availability of charged-off portfolios for purchase from U.S. banks at increasingly attractive returns. We believe a higher share of this charge-off growth is coming from issuers that are active in near-prime and subprime segments, as well as from newer players such as fintech lenders. We also believe strong growth in lending during the pandemic years is now exhibiting higher delinquency rates when compared to older origination vintages. As a result, the supply of charged-off portfolios in the U.S. reached a record level in 2023 and we expect it to continue to grow in 2024. In addition, portfolio pricing steadily improved during 2023, driven by stable competitive behavior that effectively incorporated the recent higher cost of capital. As a result, our U.S. business, Midland Credit Management (MCM), continues to thrive and is currently the growth and earnings engine for Encore. MCM portfolio purchases were a record $815 million in 2023, up 47% compared to the prior year, at attractive returns. This increased portfolio purchasing will drive Encore’s collections growth in 2024. In terms of consumer behavior, we are observing a more normal, stable environment that is similar to the pre-pandemic years, most notably in terms of payment plan performance. In contrast to the U.S., supply growth in the U.K. has been much more muted. Credit card outstandings are still not yet back to pre-pandemic levels as banks in the U.K., unlike those in the U.S., did not start to meaningfully increase lending during the pandemic years. And even today, U.K. charge-offs remain at low levels. In addition, the competitive environment faced by our business in the U.K. and Europe, Cabot Credit Management, continues to be stiffer than the U.S., as many of our competitors appear to have been slow in fully adjusting pricing to higher funding costs. Several debt buyers in the U.K. and Europe are struggling, and we expect market consolidation or refocusing of strategies to occur in the coming years — similar to what transpired in the U.S. during the challenging supply/returns cycle several years ago. Against this backdrop, we remain disciplined and patient, choosing to deploy at currently low levels until the returns in Cabot’s markets become more attractive. In terms of consumer behavior, with the U.K. economy now in recession, we believe a weakening in consumer confidence is impacting one-time settlements, though retention rates on existing payment plans remain stable. Our Cabot business is focused on improving collections operations and managing the cost structure, which will enable us to eventually capitalize on opportunities when market conditions improve. As a result, our Cabot business has become a smaller part of Encore’s overall operational and financial results. As we reflect on our ability to focus our investments toward the highest return opportunities, I would like to highlight one of Encore’s key competitive advantages — our global funding structure. As you may remember, we implemented this global funding structure in September 2020 leveraging the bond complex and bank facility that Cabot had previously implemented. This facility provides us tremendous flexibility in allocating capital to the countries and markets of our choice. Throughout 2023 and continuing into 2024, we are allocating the majority of our capital deployment toward U.S. purchases, where returns are highest, consistent with our well-established focus on returns. In fact, 76% of our portfolio purchasing in 2023 was allocated to the U.S. market compared to 56% five years ago.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 6 Our reported financial results in 2023 were not indicative of the underlying strength of our business due to certain non-cash charges, the largest of which was a $238 million goodwill impairment. This charge was the result of our annual test for goodwill and was primarily driven by persistently low purchasing by our Cabot business and a sustained decline in debt purchasing industry valuations. This charge has no impact on our liquidity, on our ability to purchase portfolios, on our capability to collect on portfolios we have already purchased, or on our outlook for the business. In addition, our revenues in 2023 were reduced by $83 million of changes in recoveries stemming from the Current Expected Credit Losses (CECL) accounting methodology. In contrast, our revenues during 2022 were increased by $93 million due to CECL impacts. For our industry, CECL uses collections forecasts to determine quarterly revenue. Small variations in actual performance versus forecast or even smaller changes in forecasts themselves can lead to significant volatility in revenues. However, it is important to understand that over the full life cycle of a portfolio, revenue will always be equal to total portfolio collections less purchase price. We believe with the passage of time after the pandemic and its effects, the CECL-related volatility will likely recede. In addition, we will continue to enhance our forecasting and related processes. Despite the fact that we have a fairly predictable business in terms of operational metrics such as collections and cash generation, the volatility in our GAAP earnings results since the adoption of the CECL accounting standard has been a source of frustration for us — and for investors. We hear you. In fact, we learn a great deal from the investment community, constantly listening to feedback and conducting periodic investor perception studies, which we refreshed in 2023. Based on this feedback, we plan to continue to provide information each quarter that clearly identifies the impact on our results from CECL-related items. To further emphasize the fundamental predictability of our business and our positive outlook for 2024, we have chosen to provide guidance on certain key metrics. In comparison to 2023, in 2024 we expect: • Portfolio purchasing to exceed 2023 total of $1,074 million1 • Collections growth of approximately 8% to over $2,000 million1 While the external environment over the past several years has been dynamic, the core of our business remains unchanged: we help consumers resolve their debts so they can regain the freedom to focus on what is important to them. We do that by engaging in honest, empathetic and respectful conversations. Our goal is to understand their challenges, determine the options that might work best for them, and agree on a plan to move forward. We do so through Encore’s talented team around the world who embody our culture and values every day as we help consumers regain their financial freedom. 1 In constant currency

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 7 We also recognize that consumer preferences are shifting toward more online and digital interactions, as is evident in every part of the consumer financial services industry. In the second half of 2023, more than 90% of consumers who responded to marketing correspondence from MCM responded via our online portal. Accordingly, we continue to invest significantly in technology and digital capabilities which we believe, given our scale, will maintain or even enhance our competitive advantage. These efforts have allowed our MCM business to double the proportion of consumers who make their first payment using our digital channel over the past four years, to 33% at the end of 2023. Over the same period, Cabot‘s U.K. debt purchasing business has grown the proportion of new purely digital payment plans from 18% to 32%. Looking ahead, consistent with our Mission, Vision and Values, we stand ready to support consumers to help them work through their financial situations and resolve their debts. As one of the world’s largest debt purchasing companies, we expect consumers will likely need us now more than ever as credit card outstandings and charge- offs continue to grow. Equally important to investing in portfolios that deliver strong returns, we will continue to invest in our people and culture, which together form the foundation for our consumer-focused capabilities that lead to superior operating performance. I remain highly optimistic about Encore’s future as we are well positioned to capitalize on the opportunities directly in front of us in the markets we serve. In particular, we see a robust pipeline in the U.S. consisting of strong supply at attractive returns. Put simply — our MCM business in the U.S. is the best performing debt buying and collections platform in the world’s largest and most valuable market. We also remain consistently committed to our three-pillar strategy, delivering strong returns while maintaining our balance sheet strength and allocating capital in accordance with our priorities. I am confident that our long-term focus and disciplined approach will enhance the long-term value of each Encore share. Sincerely, Ashish Masih President and Chief Executive Officer, Encore Capital Group, Inc.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 8 Our Proven Three Pillar Strategy We play a critical role in the consumer credit ecosystem by assisting in the resolution of unpaid debts, which are an expected outcome of the lending business model. We look to purchase NPL portfolios at attractive cash returns, using the lowest cost funding available to us. For each portfolio, we strive to meet or exceed our collections expectations while ensuring the highest levels of compliance and consumer focus, all while maintaining an efficient cost structure. Within this consumer credit ecosystem, our business strategy is straightforward: choose valuable markets to operate in, build and continuously enhance our competitive advantage in chosen markets and maintain a strong balance sheet. MARKET FOCUS We focus on markets with: (1) large, consistent flows of portfolios; (2) strong regulatory frameworks that require significant financial and operational capabilities; (3) a high degree of sophistication and data availability; and (4) an ability to generate stable, long-term returns. Markets like the United States and the United Kingdom have been our core focus and provide the kind of stable, sophisticated operating environments in which Encore can thrive. We would highlight that consumer behaviors are somewhat different in these markets, leading to a longer collection cycle in the U.K. than in the U.S. As a result, we receive the benefit of faster cash generation in the U.S, but lower reinvestment risk in the U.K., helping to diversify our business thanks to our significant presence in these two markets. Building off our prior investments in other European markets, we have also been scaling up our presence in Spain and France. We will continue to learn from our R&D investments while we explore opportunities in both our existing and new markets. COMPETITIVE ADVANTAGE We have developed competitive advantages that provide the foundation for strong, consistent results. This starts with a core belief that treating people with empathy and building trust-based relationships are critical to solving consumers’ debt challenges. We embed compliance in everything we do so that we can be effective in highly regulated markets; strive to operate an efficient and low-cost platform; and leverage proprietary large datasets and analytics capabilities that we believe help us accurately price risk and optimize collections. Over the years we have increased our investments in digital capabilities (e.g., web, mobile, chat), which provide consumers choices on how to interact with us as a complement to other channels, such as our call center and direct mail communication. As consumer adoption of digital technologies increases, our collections through digitally enabled interactions also continue to rise, which is good for consumers as well as for Encore given the lower cost and scalable nature of digital collection methods. BALANCE SHEET STRENGTH A disciplined approach to managing our balance sheet is the backbone of our resilience and key to maximizing shareholder value. Our global funding structure provides us financial flexibility, access to multiple funding markets, and a lower cost of funds, all of which will help us capitalize on the opportunities available in 2024 and beyond. Technology Innovation Scale & Efficiency Consumer Focus Data & Analytics Regulatory & Compliance Excellence Competitive Advantage

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 9 Our Financial Priorities We remain committed to a consistent set of financial priorities that we established long ago. We expect to benefit from our strong balance sheet as the highly anticipated growth in market supply has arrived in the U.S., and we are ready. We will continue to be good stewards of your capital and, as always, will maintain our focus on returns in order to build long-term shareholder value. CAPITAL ALLOCATION PRIORITIES Portfolio purchases at attractive returns Strategic M&A Share repurchases Deliver strong ROIC through the credit cycle BALANCE SHEET OBJECTIVES Preserve our financial flexibility Target leverage1 between 2.0x and 3.0x Maintain a strong BB debt rating 1 Leverage defined as Net Debt ÷ (last twelve months Adjusted EBITDA + LTM collections applied to principal balance), which we also refer to as our Leverage Ratio.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 10 Capital Allocation PORTFOLIO PURCHASES (in $M) • Our portfolio purchases were reduced in 2020, 2021 and the first half of 2022 because portfolio supply in our key markets was significantly impacted during the pandemic as many consumers who had fewer opportunities to spend discretionary funds chose to reduce their credit card balances and eliminate their debts. • Since mid-2022, our deployments in the United States have increased, reflecting increased supply, and have been at strong returns and have added significant estimated remaining collections (ERC). • For the past five years, Cabot has deployed lower levels of capital. Most recently, we have constrained Cabot’s purchases in favor of higher returns in the U.S. U.S. PORTFOLIO PURCHASES AND RESULTING ERC ADDED (in $M) 1 ERC (Estimated Remaining Collections) Added represents a calculated approximation of the amount of ERC added for a given year based on the change in Total Estimated Gross Collections (as defined in the 10-K) for the year. See the table “Purchase Price Multiple” in the Company’s 10-K filing for additional detail. CAPITAL ALLOCATION PRIORITIES Portfolio purchases at attractive returns Strategic M&A Share repurchases

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 11 Financial Highlights GAAP EARNINGS (LOSS) PER SHARE LEVERAGE COLLECTIONS (in $B) CASH GENERATION2 (in $B) GAAP NET INCOME (LOSS) (in $M) RETURN ON INVESTED CAPITAL Pre-Tax ROIC3 1 Impacted by goodwill impairment of $238M or $10.06/share and impairment of intangible assets of $19M or $0.79/share. 2 Cash generation defined as Adjusted EBITDA + collections applied to principal balance. See appendix for reconciliation of Adjusted EBITDA to GAAP net income. 3 See appendix for calculation of Pre-Tax ROIC. 4 Leverage Ratio defined as Net Debt / (Adjusted EBITDA + collections applied to principal balance). See appendix for reconciliation of Net Debt to GAAP Borrowings and reconciliation of Adjusted EBITDA to GAAP net income.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 12 Environmental, Social and Governance (ESG) CONSUMERS Our consumers are at the heart of our business. We’re committed to promoting a strong culture of engaging consumers with respect, honesty, and empathy, and keeping customer service and compliance at the core of our business strategy. We support consumers through our empathetic service model, ensuring consumers experiencing hardships have the right support, and that all interactions are driven by our Mission, Vision and Values and with an emphasis on compliance and ethics. COLLEAGUES We support and value our people. We foster a culture of respect, inclusion and empowerment by promoting an environment where our people can thrive and grow their careers. We cultivate an intentional culture in our offices by extending personal and professional development opportunities that take a holistic approach to employee well-being. COMMUNITY We work together to strengthen our community. We encourage colleagues to participate in community service and support them through corporate matching programs, paid time off for volunteering activities, our annual give-back campaign, company-sponsored volunteer opportunities, and corporate giving and partnerships. ENVIRONMENT We make a positive impact on the environment. We believe in being good stewards of the environments in which we operate. We address our environmental footprint through sustainable business operations and through partnerships in our communities that help drive impact. OPERATING RESPONSIBLY We operate responsibly. We are committed to conducting business in a responsible manner and we strive to have our global operations be fully compliant with all relevant laws and regulations. Our ethical standards are consistently high and we hold all of our colleagues to the same rigorous standards of regulatory compliance. Encore’s ESG Pillars Our five key ESG pillars help us focus on the issues that matter most to our business and stakeholders. Our ESG strategy is underpinned by our commitment to transparency and is centered around caring for and uplifting people — our consumers, colleagues and communities. Guided by our Mission to create pathways to economic freedom and our Values, we put consumers at the heart of our business as we help them restore their financial health. We pride ourselves in fostering a culture where our colleagues can thrive, grounded in respect, inclusion and opportunity. Additionally, we also recognize the role we must play to support and strengthen our communities around the globe, with our passionate colleagues driving this important work forward. ESG Highlights: • 91% of MCM consumers who participated in a post-call survey rated their experience with their account manager as positive with a score of 8 or 9 (on a 0-9 scale) in 2023. • In 2023, 84% of Cabot UK consumers from our debt purchasing business who participated in a post-call survey rated their experience as positive with a score of 9 or 10 (on a 1-10 scale). • The Institute of Customer Service (ICS) that analyzes interactions and experiences between consumers and our U.K. operations annually, assigned us a score of 80.2, above the financial sector average of 80.0 in 2023, and several points higher than the U.K. all-sector average of 76.6. • Encore Capital Group designated as Great Place to Work-Certified™ in France, India, Ireland, Portugal, Spain and the United States. • Second global give-back campaign resulted in colleagues donating thousands of essential items such as food, clothes and personal care products benefiting 18 organizations around the world. • Continuing our commitment to foster an inclusive workplace, Encore launched the Pride Network employee resource group for LGBTQ+ colleagues, joining the Black Employee Network and Women@Encore&Allies. • Encore’s MCM office in India earned LEED Gold Certification.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 13 EXECUTIVE LEADERSHIP TEAM Ashish Masih President, Chief Executive Officer Joined Encore in 2009 Andrew Asch Senior Vice President, General Counsel Joined Encore in 2010 Ryan Bell President, Midland Credit Management, Inc. Joined Encore in 2011 Steve Carmichael Senior Vice President, Chief Risk, Strategy and Compliance Officer Joined Encore in 2021 Jonathan Clark Executive Vice President, Chief Financial Officer Joined Encore in 2014 Monique Dumais-Chrisope Senior Vice President, Chief Information Officer Joined Encore in 2019 Tracy Ting Senior Vice President, Chief Human Resources Officer Joined Encore in 2019 John Yung President, International and Cabot Credit Management Joined Encore in 2015 BOARD OF DIRECTORS Michael P. Monaco Chairman, Director Served since 2014 William C.Goings Director Served since 2022 Ash Gupta Director, Chair of the Compensation Committee Served since 2015 Wendy G. Hannam Director, Chair of the Risk Committee Served since 2015 Jeffrey A. Hilzinger Director Served since 2019 Angela A. Knight CBE Director, Chair of the Nominating and Corporate Governance Committee Served since 2019 Ashish Masih Director, President and Chief Executive Officer Served since 2017 Laura Newman Olle Director Served since 2014 Richard P. Stovsky Director, Chair of the Audit Committee Served since 2018 Our Leadership and Board of Directors

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 14 HEADQUARTERS Encore Capital Group, Inc. 350 Camino de la Reina, Suite 100 San Diego, CA 92108 877-445-4581 TRANSFER AGENT AND REGISTRAR Equiniti Trust Company, LLC (“EQ”) PO Box 500 Newark, NJ 07101 STOCK EXCHANGE LISTING Our common stock is listed on NASDAQ under the symbol ECPG. INVESTOR RELATIONS CONTACT Bruce Thomas Vice President, Global Investor Relations bruce.thomas@encorecapital.com ANNUAL REPORT ON FORM 10-K A copy of this report is available at encorecapital.com/sec-filings/annual-reports/ Investor and Shareholder Services Information This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Please see section “Item 1A—Risk Factors” in the Form 10-K for the year ended Dec. 31, 2023 for a discussion of the risks, uncertainties and assumptions that could cause our actual results to differ from those contained in our forwardlooking statements.

Appendix:
Calculation of Net Debt and ROIC

Non-GAAP Disclosure

Management believes that the presentation of the non-GAAP financial information below is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business. Readers should consider the information in addition to, but not instead of, our financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of these measures for comparative purposes.

Net Debt

Net Debt is GAAP borrowings adjusted for debt issuance costs and debt discounts, cash and cash equivalents and client cash. Net Debt is a measure commonly used by lenders to our industry to represent the net borrowings of market participants, and is also used regularly by lenders and others as the numerator in industry leverage calculations.

	As of December 31,				
(in thousands)	2023	2022	2021	2020	2019
GAAP Borrowings	**$ 3,318,031**	**$ 2,898,821**	**$ 2,997,331**	**$ 3,281,634**	**$ 3,513,197**
Debt issuance costs and debt discounts	40,516	42,404	58,350	91,859	73,237
Cash & cash equivalents	(158,364)	(143,912)	(189,645)	(189,184)	(192,335)
Client cash[1]	16,019	17,772	29,316	20,298	24,964
Net Debt	**$ 3,216,202**	**$ 2,815,085**	**$ 2,895,352**	**$ 3,204,607**	**$ 3,419,063**

[1] Client cash is cash that was collected on behalf of, and remains payable to, third party clients.

Pre-Tax Return on Invested Capital ("ROIC")

Management believes ROIC is a useful financial measure for investors in evaluating the efficient and effective use of capital, and is an important component of long-term shareholder return. Management uses ROIC as a measure to monitor and evaluate operating performance relative to our invested capital. ROIC is calculated as last twelve months adjusted income from operations, divided by our average invested capital. Adjusted income from operations excludes acquisition, integration and restructuring related expenses, amortization of certain acquired intangible assets and other charges or gains that are not indicative of ongoing operations. Average invested capital is defined as the aggregate of average Net Debt and average GAAP equity and is calculated as the sum of current and prior period ending amounts divided by two.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 15

(in thousands except percentages)	Last Twelve Months Ended December 31, 2023	2022	2021	2020	2019
Numerator					
Income from Operations	$ 16,535	$ 462,174	$ 633,272	$ 533,562	$ 446,345
Adjustments:[1]					
Acquisition, integration and restructuring related expenses[2]	7,952	1,213	5,681	154	7,049
Expenses related to certain acquired intangible assets[3]	3,509	5,999	7,417	7,010	7,017
CFPB settlement fees[4]	---	---	---	15,009	---
Goodwill impairment[5]	238,200	---	---	---	10,718
Impairment of intangible assets[5]	18,726	4,075	---	---	---
Net gain on fair value adjustments to contingent considerations[6]	---	---	---	---	(2,300)
Adjusted income from operations	**$ 284,922**	**$ 473,461**	**$ 646,370**	**$ 555,735**	**$ 468,829**
Denominator					
Average Net Debt	$ 3,015,644	$ 2,855,219	$ 3,049,979	$ 3,311,835	$ 3,429,624
Average equity	1,058,082	1,182,444	1,202,669	1,122,741	922,547
Total average invested capital	**$ 4,073,726**	**$ 4,037,663**	**$ 4,252,648**	**$ 4,434,576**	**$ 4,352,171**
Pre-Tax ROIC	**7.0%**	**11.7%**	**15.2%**	**12.5%**	**10.8%**

[1] Adjustments below are to adjust GAAP income from operations and accordingly do not include any amounts related to other income and expense.

[2] Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore, adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[3] We have acquired intangible assets, such as trade names and customer relationships, as a result of our acquisition of debt solution service providers. These intangible assets are valued at the time of the acquisition and amortized over their estimated lives. We believe that amortization of acquisition-related intangible assets, especially the amortization of an acquired company's trade names and customer relationships, is the result of pre-acquisition activities. In addition, the amortization of these acquired intangibles is a non-cash static expense that is not affected by operations during any reporting period.

[4] Amount represents a charge resulting from the Stipulated Judgment with the CFPB. We have adjusted for this amount because we believe it is not indicative of ongoing operations; therefore, adjusting for it enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[5] During the fourth quarter of 2023, we recorded a non-cash goodwill impairment charge of $238.2 million and an impairment of intangible assets of $18.7 million. In addition, we recorded a non-cash impairment of intangible assets of $4.1 million in the year ended December 31, 2022. The sale of Baycorp resulted in a goodwill impairment charge during the year ended December 31, 2019. We believe these non-cash impairment charges are not indicative of ongoing operations, therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[6] Amount represents the net gain recognized as a result of fair value adjustments to contingent considerations that were established for our acquisitions of debt solution service providers in Europe. We have adjusted for this amount because we do not believe this is indicative of ongoing operations.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 16

Reconciliation of Adjusted EBITDA to GAAP Net Income

	Last Twelve Months Ended December 31,				
(in thousands)	2023	2022	2021	2020	2019
GAAP net (loss) income, as reported	($ 206,492)	$ 194,564	$ 351,201	$ 212,524	$ 168,909
Interest expense	201,877	153,308	169,647	209,356	217,771
Loss on extinguishment of debt	---	---	9,300	40,951	8,989
Interest income	(4,746)	(1,774)	(1,738)	(2,397)	(3,693)
Provision for income taxes	26,228	116,425	85,340	70,374	32,333
Depreciation and amortization	41,737	46,419	50,079	42,780	41,029
Net gain on derivative instruments[1]	(3,170)	---	---	---	---
CFPB settlement fees[2]	---	---	---	15,009	---
Stock-based compensation expense	13,854	15,402	18,330	16,560	12,557
Acquisition, integration and restructuring related expenses[3]	7,401	1,213	20,559	4,962	7,049
Loss on sale of Baycorp[4]	---	---	---	---	12,489
Goodwill impairment[4,5]	238,200	---	---	---	10,718
Impairment of intangible assets[5]	18,726	4,075	---	---	---
Net gain on fair value adjustments to contingent considerations[6]	---	---	---	---	(2,300)
Adjusted EBITDA	**$ 333,615**	**$ 529,632**	**$ 702,718**	**$ 610,119**	**$ 505,851**
Collections applied to principal balance[7]	$ 776,280	$ 635,262	$ 843,087	$ 740,350	$ 765,748

[1] Amount represents a gain recognized on derivative instruments that are not designated as hedging instruments or gain or loss recognized on derivative instruments upon dedesignation of hedge relationships. We adjust for this amount because we believe the gain or loss on derivative contracts is not indicative of ongoing operations.

[2] Amount represents a charge resulting from the Stipulated Judgment with the CFPB. We have adjusted for this amount because we believe it is not indicative of ongoing operations; therefore, adjusting for it enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[3] Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore, adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[4] The sale of Baycorp resulted in a goodwill impairment charge of $10.7 million and a loss on sale of $12.5 million during the year ended December 31, 2019. We believe the goodwill impairment charge and the loss on sale are not indicative of ongoing operations, therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[5] During the fourth quarter of 2023, we recorded a non-cash goodwill impairment charge of $238.2 million and a non-cash impairment of intangible assets of $18.7 million. In addition, we recorded a non-cash impairment of intangible assets of $4.1 million in the year ended December 31, 2022. We believe these non-cash impairment charges are not indicative of ongoing operations, therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

[6] Amount represents the net gain recognized as a result of fair value adjustments to contingent considerations that were established for our acquisitions of debt solution service providers in Europe. We have adjusted for this amount because we do not believe this is indicative of ongoing operations.

[7] For periods prior to January 1, 2020, amount represents (a) gross collections from receivable portfolios less the sum of (b) revenue from receivable portfolios and (c) allowance charges or allowance reversals on receivable portfolios. For periods subsequent to January 1, 2020 amount represents (a) gross collections from receivable portfolios less (b) debt purchasing revenue. For consistency with the Company debt covenant reporting, for periods subsequent to June 30, 2020, the collections applied to principal balance also includes proceeds applied to basis from sales of REO assets and related activities; prior period amounts have not been adjusted to reflect this change as such amounts were immaterial.

ENCORE CAPITAL GROUP 2023 ANNUAL REPORT 17

2023 Form 10-K ENCORE CAPITAL GROUP Better Solutions. Better Life.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ___________________________________________________________________________________ FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to . COMMISSION FILE NUMBER: 000-26489 ENCORE CAPITAL GROUP, INC. (Exact name of registrant as specified in its charter) Delaware 48-1090909 (State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.) 350 Camino De La Reina, Suite 100 San Diego, California 92108 (Address of principal executive offices, including zip code) (877) 445-4581 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of Each Exchange on Which Registered Common Stock, $0.01 Par Value Per Share ECPG The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,120.9 million at June 30, 2023, based on the closing price of the common stock of $48.62 per share on such date, as reported by Nasdaq. The number of shares of our Common Stock outstanding at February 15, 2024, was 23,545,102. Documents Incorporated by Reference Portions of the registrant’s definitive proxy statement in connection with its annual meeting of stockholders to be held in 2024 are incorporated by reference in Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which proxy statement will be filed no later than 120 days after the close of the registrant’s fiscal year December 31, 2023. Table of Contents

TABLE OF CONTENTS Page PART I 1 Item 1—Business 1 Item 1A—Risk Factors 12 Item 1B—Unresolved Staff Comments 24 Item 1C—Cybersecurity 24 Item 2—Properties 25 Item 3—Legal Proceedings 25 Item 4—Mine Safety Disclosures 25 PART II 26 Item 5—Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 26 Item 6—[Reserved] 27 Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations 28 Item 7A—Quantitative and Qualitative Disclosures about Market Risk 50 Item 8—Financial Statements and Supplementary Data 51 Item 9—Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 51 Item 9A—Controls and Procedures 51 Item 9B—Other Information 53 Item 9C—Disclosure Regarding Foreign Jurisdictions that Prevent Inspection 53 PART III 54 Item 10—Directors, Executive Officers and Corporate Governance 54 Item 11—Executive Compensation 54 Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 54 Item 13—Certain Relationships and Related Transactions, and Director Independence 54 Item 14—Principal Accountant Fees and Services 54 PART IV 55 Item 15—Exhibits and Financial Statement Schedules 55 Item 16—Form 10-K Summary 58 SIGNATURES 59 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 60 Table of Contents

PART I Item 1—Business Our Business We are an international specialty finance company providing debt recovery solutions and other related services for consumers across a broad range of financial assets. We primarily purchase portfolios of defaulted consumer receivables at deep discounts to face value and manage them by working with individuals as they repay their obligations and work toward financial recovery. Defaulted receivables are consumers’ unpaid financial obligations to credit originators, including banks, credit unions, consumer finance companies and commercial retailers. Defaulted receivables may also include receivables subject to bankruptcy proceedings. We also provide debt servicing and other portfolio management services to credit originators for non- performing loans in Europe. Through Midland Credit Management, Inc. and its domestic affiliates (collectively, “MCM”) we are a market leader in portfolio purchasing and recovery in the United States. Through Cabot Credit Management Limited (“CCM”) and its subsidiaries and European affiliates (collectively, “Cabot”) we are one of the largest credit management services providers in Europe and the United Kingdom. These are our primary operations. We also have additional international investments and operations as we have explored new asset classes and geographies including: (1) an investment in Encore Asset Reconstruction Company (“EARC”) in India and (2) an investment in portfolio in Mexico. We refer to these additional international operations as our Latin America and Asia-Pacific (“LAAP”) operations. To date, operating results from LAAP have not been significant to our total consolidated operating results. Our long-term growth strategy is focused on continuing to invest in our core portfolio purchasing and recovery business in the United States and United Kingdom and strengthening and developing our business in the rest of Europe. As a result, descriptions of our operations in Part I - Item 1 of this Form 10-K will focus primarily on MCM (United States) and Cabot (Europe) operations. Throughout this Annual Report on Form 10-K, when we refer to our United States operations, we include accounts originated in the United States that are serviced through our operations centers in the United States, India and Costa Rica. When we refer to our international operations, we are referring to accounts originated outside of the United States. Those accounts are generally serviced in the country of origin. When we refer to Europe, we are referring to Europe including the United Kingdom. Company Information We were incorporated in Delaware in 1999. In June 2013, we completed our merger with Asset Acceptance Capital Corp., which was another leading provider of debt recovery solutions in the United States. In July 2013, by acquiring a majority ownership interest in the indirect holding company of CCM, we acquired control of CCM. In February 2014, CCM acquired Marlin Financial Group Limited, a leading acquirer of non-performing consumer debt in the United Kingdom. In August 2014, we acquired Atlantic Credit & Finance, Inc., which was a market leader in the United States in buying and collecting on freshly charged-off debt. In June 2015, CCM expanded in the United Kingdom by acquiring Hillesden Securities Ltd and its subsidiaries (“dlc”). In November 2017, CCM completed the acquisition of Wescot Credit Services Limited (“Wescot”), a leading UK contingency debt collection and BPO services company. In July 2018, we completed the purchase of all of the outstanding equity of CCM not owned by us. As a result, CCM became our wholly owned subsidiary. Our headquarters is located in San Diego, California 92108 and our telephone number is (877) 445-4581. Our website address is www.encorecapital.com. The site provides access, free of charge, to relevant investor related information, such as our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports that are filed with or furnished to the Securities and Exchange Commission (“SEC”) pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, press releases, featured articles, an event calendar, and frequently asked questions. SEC filings are available on our Internet site as soon as reasonably practicable after being filed with, or furnished to, the SEC. Also available on our website are our Standards of Business Conduct and charters for the committees of our Board of Directors. We intend to disclose any amendment to, or waiver of, a provision of our Standards of Business Conduct on our website. The content of our Internet site is not incorporated by reference into this Annual Report on Form 10-K. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Our Competitive Advantages Analytic Strength. We believe that success in our business depends on our ability to establish and maintain an information and data advantage. Leveraging our database of financially-distressed consumers, our in-house team of statisticians, business analysts, and software programmers have developed, and continually enhance, proprietary behavioral and valuation models, custom software applications, and other business tools that guide our portfolio purchases. Table of Contents 1

We have been able to leverage many years of data, insights, modeling and operational experience. Each year we purchase significant amounts of credit bureau and customized consumer data that describe account level and macroeconomic factors related to credit, savings, and payment behavior. This robust data accumulation from our collection channels and other sources supports our direct mail, call center and digital collection efforts and our market-leading proprietary scorecards for legal placements. We leverage these and other powerful statistical models to drive each collection activity. We have made significant progress in developing our digital collection strategies, which we continue to optimize along with our collections websites. In developing our digital platform, we have allowed consumers to access account information, supporting documents and perform payments online. By leveraging direct mail, email, text messaging, web chat, and search engines, we have bolstered data accumulation and collections payments through our digital platform. Innovation and investment in digital collection technology and speech analytics have enhanced our ability to collect and have enabled us to quickly adapt to changes in our operating environment, as they provide real-time insights that help optimize our interaction with consumers, as well as valuable information for training purposes. Consumer Intelligence and Principled Intent. Across the full extent of our operations, we strive to treat consumers with respect, compassion and integrity. From affordable payment plans to hardship solutions, we work with our consumers as they attempt to return to financial health. We are committed to having a dialogue that is honorable and constructive and hope to play an important and positive role in our consumers’ financial recovery. We believe that our interests and those of the financial institutions from which we purchase portfolios are closely aligned with the interests of government agencies seeking to protect consumer rights. To demonstrate our commitment to conducting business ethically, we developed our Consumer Bill of Rights. Its articles govern the principled treatment we aim to provide consumers. Operating with a consumer-first approach has built trust among consumers and issuers of consumer credit, allowing us to improve liquidation and maintain purchasing supply. We expect to continue to invest in infrastructure and processes that support consumer advocacy and financial literacy while promoting an appropriate balance between corporate and consumer responsibility. At the core of our analytic approach is a focus on understanding our consumers’ willingness and ability to repay their financial obligations. In this effort, we apply tools and methods from statistics, economics, and management science across the full extent of our business. During portfolio valuation, we use internally developed proprietary statistical models that determine the likelihood and expected amount of collections from each consumer within a portfolio. Subsequently, the expectations for each account are aggregated to arrive at a portfolio-level liquidation model and a valuation for the entire portfolio is determined. During the collection process, we apply a number of proprietary operational frameworks to match our collection approach to an individual consumer’s predicted payment behavior. Our data collection practices and analytics processes are designed with consumer experience in mind. Over time we have adjusted our execution to optimize lifetime liquidation with a high-touch, focused approach. We connect with the consumer through extended conversations and offer expanded interaction and payment options. Our analytics infrastructure provides insights to consumer sentiment, allowing us to tailor our communication and collections efforts to each consumer. This sustained consumer focus and other operational enhancements have led to improved liquidation effectiveness and fair consumer treatment. Regulatory Expertise. Both the U.S. and UK markets have established regulatory systems and compliance requirements, which benefit scaled market participants such as Encore. Issuers of consumer debt sell charged-off receivables to a select group of trusted buyers, further necessitating a robust compliance and regulatory framework. As the cost of compliance increases, economies of scale are important to the provision of cost effective credit management services. Our established regulatory framework positions us well to capture new portfolios and realize cost-efficiencies. Although MCM and Cabot both operate in developed and established credit markets, fundamental differences exist between the two from the standpoint of the regulatory approach being followed. The U.S. environment is governed by a rules- based approach that details specific rules on how the company should conduct operations when interacting with consumers. The UK landscape is principles-based in nature; outcomes and principles are set by the regulators. Parties under their purview are responsible for determining how to appropriately achieve the stated outcomes and principles. We have strategically structured our compliance infrastructure at MCM and Cabot to account for these key market-specific factors. Many credit providers seek to do business with credit management companies that provide consistent, compliant and consumer-focused services to protect the credit provider’s own reputation. Encore’s established regulatory and compliance programs are a key differentiator that enables the Company to demonstrate its expertise to credit providers. MCM has achieved certification from all major U.S. issuers who sell their charged-off accounts to third parties. Cabot also maintains a leading track record of regulatory approval and was the first large UK-based credit management service company to receive full FCA authorization. Table of Contents 2

Strong Capital Stewardship. We continue to maintain a focus on raising and deploying capital prudently to maximize the return on our invested capital. Our operational scale and geographic diversification enable us to adjust to market trends and deploy capital to maximize risk-adjusted returns. Operational Scale and Cost Efficiency. We are a market leader in portfolio purchasing and recovery in the United States and one of the largest credit management services providers in Europe. This operational scale combined with cost efficiency is central to our purchasing and collection strategies. We also experience considerable cost advantages stemming from our scale and focus on collecting in a cost-efficient manner. Our operations in India and Costa Rica contribute to achieving these efficiencies. Our Strategy Market Focus. We continue to concentrate on our core portfolio purchasing and recovery business in the U.S. and the UK markets in an effort to generate our highest risk-adjusted returns. We believe these markets have attractive structural characteristics including: (1) a large and consistent flow of purchasing opportunities; (2) a strong regulatory framework that creates advantages for firms with sufficient financial and operational capabilities; (3) a high degree of sophistication and data availability; and (4) stable long term returns and resilience in the event of macroeconomic disruption. In addition, we are strengthening our presence in Spain, France, and Portugal, each of which we believe shares a number of these same attractive market characteristics. Competitive Advantage. We strive to enhance our competitive advantages through innovation, which we expect will result in collections growth and improved productivity. To continue generating strong risk-adjusted returns, we intend to continue investing in analytics and technology, risk management and compliance. We will also continue investing in initiatives that enhance our relationships with consumers, expand our digital capabilities and collections, improve liquidation rates on our portfolios or reduce costs. Balance Sheet Strength. We are focused on strengthening our balance sheet while delivering strong financial and operational results. This includes increasing our cash flow generation through efficient collection operations. Depending on our relative leverage and a number of other factors, we may apply excess cash toward reducing our debt or, in circumstances in which we are operating within or below the lower end of our target leverage range, we may allocate capital toward share repurchases. Furthermore, we believe our global funding structure enhances access to capital markets and provides us with financial flexibility, particularly with respect to our ability to allocate capital to our markets with the best risk-adjusted returns. Depending on the capital markets, we may consider additional financings to refinance debt or fund our operations and any potential acquisitions. Our Financial Priorities We have tailored our strategy to optimize our ability to achieve and maintain strong returns throughout the credit cycle. With respect to our balance sheet objectives, we strive to preserve financial flexibility and operate with leverage in a range that we believe benefits the company, and we also target a strong debt rating. Our capital allocation priorities include portfolio purchases at attractive returns, strategic merger and acquisition (M&A) consideration, and the return of capital to stockholders through share repurchases. Debt Purchasing Approach We provide sellers of delinquent receivables liquidity and immediate value through the purchase of charged-off consumer receivables. We believe that we are a valuable partner to these sellers given our financial strength, focus on principled intent, and track record of financial success. Identify purchase opportunities. We maintain relationships with various financial service providers such as banks, credit unions, consumer finance companies, retailers, utilities companies and government agencies. These relationships frequently generate recurring purchase opportunities. We identify purchase opportunities and secure, where possible, exclusive negotiation rights. We believe that we are a valued partner for credit originators from whom we purchase portfolios, and our ability to secure exclusive negotiation rights is typically a result of our strong relationships and our purchasing scale. Receivable portfolios are typically sold either through a general auction, in which the seller requests bids from market participants, or in a private sale where the buyer negotiates directly with a seller. The sale transaction can be either for a one-time spot purchase or for a “forward flow” contract. A “forward flow” contract is a commitment to purchase receivables over a duration that is typically three to twelve months, but can be longer, with specifically defined volume, frequency, and pricing. Typically, these forward flow contracts have provisions that allow for early termination or price renegotiation should the underlying quality of the portfolio deteriorate over time or if any particular month’s delivery is materially different than the original portfolio used to price the forward flow contract. We also have the ability in many of our forward flow contracts to terminate after a certain Table of Contents 3 notice period. We generally attempt to secure forward flow contracts for receivables because a consistent volume of receivables over a set duration can enable us to more accurately forecast and plan our operational needs. Evaluate purchase opportunities using analytical models. Once a portfolio of interest is identified, we obtain detailed information regarding the portfolio’s accounts, including certain information regarding the consumers themselves. We use this account-level information to perform due diligence and evaluate the portfolio. We use statistical analysis and forecasting to analyze this information to create expected future cash forecasts for the portfolio. Our collection expectations are based on, among other things, account characteristics and credit file variables, which we use to predict a consumer’s willingness and ability to repay their debt. Our servicing strategy and collections channel capacity are also a major determinant of collections expectations and portfolio expected value. Additional adjustments to cash expectations are made to account for qualitative factors that may affect the payment behavior of our consumers (such as prior collection activities or the underwriting approach of the seller), and to ensure our valuations are aligned with our operations. Formal approval process. Once we have determined the estimated value of the portfolio and have completed our qualitative due diligence, we present the purchase opportunity to our investment committee, which either sets the maximum purchase price for the portfolio based on an Internal Rate of Return (“IRR”), or declines to bid. Members of the investment committee vary based on the type, amount, IRR and jurisdiction of the purchase opportunity, but include our Chief Executive Officer and Chief Financial Officer for material purchases. We believe long-term success is best achieved by combining a diversified asset sourcing approach with an account-level scoring methodology and a disciplined evaluation process. Collections Approach related to Debt Purchasing MCM (United States) We continue to expand and build upon the insight gained from previous collection activities and consumer interactions when developing our account-level collection strategies for portfolios we acquire. We continuously refine our collection strategy to determine the most effective approach for each account. Our current collection approaches consist of: • Direct Mail and Email. We develop innovative mail and email campaigns offering consumers payment programs, and occasionally appropriate discounts, to encourage settlement of their accounts. • Call Centers. We maintain domestic collection call centers in Phoenix, Arizona, St. Cloud, Minnesota, Troy, Michigan, and Roanoke, Virginia and international call centers in Gurgaon, India and San Jose, Costa Rica. Each call center generally consists of multiple collection departments. Account managers receive extensive training and are divided into specialty teams, each of which is supervised by a group manager. Account managers are trained to assess our consumers’ willingness and ability to pay. They attempt to work with consumers to evaluate sources and means of repayment to achieve a lump sum settlement or develop payment programs customized to the individual’s ability to pay. In cases where a payment plan is developed, account managers encourage consumers to pay through automatic payment arrangements. We continuously educate account managers to understand and apply relevant laws and policies relating to the account manager’s daily collection activities. We have robust training and monitoring programs to help ensure compliance with applicable laws and policies by our account managers. • Digital Collections. We have made significant progress in expanding our digital strategies to match consumer preferences and continue to analyze and optimize our digital strategies. Currently, consumers can access their account information, view supporting documents and make payments through our website. We leverage email, text messaging and web chat to interact with our consumers. Account managers in our call centers are also encouraged to make consumers aware of our digital channels including our website. We expect digital collections to increase as we continue to develop our digital strategies and more consumers become aware of the digital channel. • Legal Action. We generally refer accounts for legal action when the consumer has not responded to our direct mail efforts or our calls and it appears the consumer is able, but unwilling, to pay their obligations. When we decide to pursue legal action, we place the account into our internal legal channel or refer them to our network of retained law firms. If placed to our internal legal channel, attorneys in that channel will evaluate each account and make the final determination whether to pursue legal action. If referred to our network of retained law firms, we rely on our law firms’ expertise with respect to applicable debt collection laws to evaluate each account placed in that channel in order to make the decision whether or not to pursue collection litigation. Prior to engaging an external law firm (and throughout our engagement of any external law firm), we monitor and evaluate the firm’s compliance with consumer credit laws and regulations, operations, financial condition, and experience, among other key criteria. The Table of Contents 4 law firms we hire are encouraged to communicate with consumers in an attempt to collect their debts prior to initiating litigation. We pay these law firms a contingent fee based on amounts they collect on our behalf. • Third-Party Collection Agencies. We selectively employ a strategy that uses collection agencies. Collection agencies receive a contingent fee based on amounts they collect on our behalf. Generally, we use these agencies to service specialized account segments. • Inactive. We strive to use our financial resources judiciously and efficiently by not deploying resources on accounts where the prospects of collection are remote based on a consumer’s situation. • No Resale. Our policy is to not resell accounts to third parties in the ordinary course of business. We expand and build upon the insight developed during our purchase process when developing our account collection strategies for portfolios we acquire. Our proprietary consumer-level collectability analysis is the primary determinant of whether an account is actively serviced post-purchase. The channel identification process is analogous to a decision tree where we first differentiate those consumers who we believe are unable to pay from those who we believe are able to pay. Consumers who we believe are financially incapable of making any payments, or are facing extenuating circumstances or hardships that would prevent them from making payments, are excluded from our collection process. It is our practice to attempt to contact consumers and assess each consumer’s willingness to pay through analytics, phone calls, email and/or letters. If the consumer’s contact information is unavailable or out of date, the account is routed to our skip tracing process, which includes the use of different skip tracing companies to provide accurate phone numbers and addresses. The consumers that engage with us are presented with payment plans that are intended to suit their needs or are sometimes offered discounts on their obligations. For the consumers that do not respond to our calls, emails or our letters we must then decide whether to pursue collections through legal action. We periodically refine our collection approach to determine the most effective collection strategy to pursue for each account. Cabot (Europe) In Europe, we also use direct mail and email, call centers, legal action, third-party collection agencies and digital methods to pursue collections. We use insights developed during our purchasing process to build account collection strategies. Our proprietary consumer-level collectability analysis is the primary determinant of how an account will be serviced post-purchase. We continuously refine this analysis to determine the most effective collection strategy to pursue for each account we own. We purchase both paying portfolios, which consist of accounts where over 50% of the investment value is associated with consumers who are already repaying some of their debt, albeit at levels that still require the debt to be written off under the originators’ internal accounting policies, and non-paying portfolios, where 50% or more of the investment value is associated with consumers who are not repaying some of their debt, which are higher risk and have less predictable cash flows than paying portfolios. Paying portfolios tend to have a higher purchase price relative to face value than non-paying accounts due to the higher expectations for collections, as well as lower anticipated collection costs. Non-paying portfolios often consist of a substantial number of accounts without contact details and for which the vendor has made numerous unsuccessful attempts to collect. We employ a variety of collections strategies from the point of purchase, tailored to both the type of account and the consumer’s financial strength. For paying accounts, we seek to engage with the consumers to transfer their payment stream to us and understand their detailed financial situation. For non-paying accounts, we apply a segmentation framework tailoring our communication and contact intensity in line with our assessment of their credit bureau data, the size of their debt, our belief as to the consumer’s ability to pay their debt, and whether we have an existing relationship with them from other accounts. Where contact is made and consumers indicate both a willingness and ability to pay, we create tailor-made payment plans to suit the consumer’s situation. In doing so, we utilize UK regulatory protocols to assess affordability and ensure their plan is fair, balanced and sustainable. Where we identify consumers with an ability to pay but who appear to be unwilling to pay their debt due, we pursue a range of collections strategies, which may include litigation processes in order to stimulate engagement and enable us to agree to a suitable plan. Scoring is applied in conjunction with manual selection criteria to determine whether litigation might be an option, also informing any enforcement action that may be deemed most appropriate to the consumer’s situation. Relationships with consumers are maintained through the duration of the payment plan, seeking to review plans at least annually in order to take into account fluctuations in consumers’ financial situations. Again, scoring is used to vary the intensity of contact effort, mirroring the likelihood of a consumer’s financial situation having changed. In the event that a consumer breaks their plan, segmentation is used to tailor the communication and contact intensity as we seek to re-engage with the consumer and understand the reason for the break. By understanding the reason for the break we can tailor the solutions we recommend to rehabilitate the plan and put the consumer back on the path to financial recovery. In this way, we have built strong relationships with our consumer base, reflected in exceptional customer service scores. Table of Contents 5

Debt Servicing Our debt servicing operations, which are performed by subsidiaries of Cabot, include early stage collections, business process outsourcing and contingent collections for credit originators. We mainly provide debt servicing for consumer accounts, but also provide services for business-to-business accounts. We believe our debt servicing operations provide us: exposure to the oversight requirements of financial services clients that drive a continually evolving compliance agenda; access to proprietary debt purchase opportunities; and an opportunity to support clients across the collections and recoveries lifecycle, thereby allowing us to remain close to evolving trends. Seasonality Customer payment patterns in the countries in which we operate can be affected by dynamics that occur on a seasonal basis including income tax refunds, holiday spending habits and certain employment trends. Collections in the United States have historically tended to be somewhat higher in the first three calendar quarters than in the fourth calendar quarter. Compliance and Enterprise Risk Management We have established a compliance management system framework, operational procedures, and governance structures to enable us to conduct business in accordance with applicable rules, regulations, and guidelines. Our philosophy rests on well- established risk management principles including a model leveraging three lines of defense. Our first line of defense consists of business lines or other operating units, whose role is to own and manage risks and associated mitigating controls. Our second line of defense is comprised of strong compliance and enterprise risk management functions, who ensure that the business maintains policies and procedures in compliance with existing laws and regulations, advise the business on assessing risk and strengthening controls, and provide additional, related support. These second-line functions facilitate oversight by our management and Board of Directors and are responsible for promoting compliance with applicable laws and regulations, assisting in formulating and maintaining policies and procedures, and engaging in training, risk assessments, testing, monitoring, complaint response, compliance audits and corrective actions. Our third line of defense is provided by our internal audit function, providing independent assurance that both first and second line functions are performing their roles appropriately within the context of our framework. Beyond written policies, one of our core internal goals is the adherence to principled intent as it pertains to all consumer interactions. We believe that it is in our shareholders’ and our employees’ best interest to treat all consumers with the highest standards of integrity. Specifically, we have strict policies and a code of ethics that guide all dealings with our consumers. Our employees undergo comprehensive training on legal and regulatory compliance, and we engage in regular call monitoring checks, data checks, performance reviews, and other operational reviews to ensure compliance with company guidelines. Credit originators who sell us defaulted consumer receivables routinely conduct examinations of our collection practices and procedures and typically make reports with recommendations to us as to how they believe we can improve those practices and procedures. We respond to these reports in the ordinary course of business and make changes to our practices and procedures that we believe are appropriate to address any issues raised in such reports. Competition The consumer credit recovery industry is highly competitive in the United States, the United Kingdom and throughout Europe. We compete with a wide range of collection and financial services companies, traditional contingency collection agencies and in-house recovery departments. Competitive pressures affect the availability and pricing of receivable portfolios, as well as the availability and cost of qualified recovery personnel. When purchasing receivables, we compete primarily on the basis of price, the ease of negotiating and closing the prospective portfolio purchases with us, our ability to obtain funding, and our reputation with respect to the quality of services that we provide. We believe that our ability to compete effectively in this market is also dependent upon, among other things, our relationships with credit originators and portfolio resellers of charged-off consumer receivables, and our ability to provide quality collection strategies in compliance with applicable laws. We believe that smaller competitors in the United States and the United Kingdom are facing difficulties in the portfolio purchasing market because of the higher cost to operate due to increased regulatory pressure and scrutiny applied by regulators. In addition, sellers of charged-off consumer receivables are sensitive to the reputational risks involved in the industry and are therefore being more selective with buyers in the marketplace. We believe this favors larger participants in this market, such as us, that are better able to adapt to these pressures. Table of Contents 6

Government Regulation MCM (United States) Our U.S. debt purchasing business and collection activities are subject to federal, state, and municipal statutes, rules, regulations, and ordinances that establish specific requirements and procedures that debt purchasers and collectors must follow when collecting consumer accounts, including requirements to obtain and maintain relevant licenses in certain U.S. states in which we conduct our activities. It is our policy to comply with the provisions of all applicable laws in all of our recovery activities, including any applicable state licensing requirements. Our failure to comply with these laws or to maintain relevant state licenses could have a material adverse effect on us to the extent that they limit our recovery activities or subject us to fines or penalties in connection with such activities. The federal Fair Debt Collection Practices Act (“FDCPA”) and comparable state and local laws establish specific requirements and procedures that debt collectors must follow when communicating with consumers, including the time, place and manner of the communications, and prohibit unfair, deceptive, or abusive debt collection practices. Pursuant to the Dodd- Frank Wall Street Reform and Consumer Financial Protection Act of 2010 (the “Dodd-Frank Act”), Congress transferred the Federal Trade Commission’s (“FTC”) role of administering the FDCPA to the Consumer Financial Protection Bureau (“CFPB”), along with certain other federal statutes, and gave the CFPB authority to implement regulations under the FDCPA. The FTC and the CFPB share enforcement responsibilities under the FDCPA. In addition to the FDCPA, the federal laws that directly or indirectly apply to our business (including the regulations that implement these laws) include, but are not limited to, the following: • Dodd-Frank Act, including the Consumer Financial Protection Act (Title X of the Dodd-Frank Act, “CFPA”) • Servicemembers’ Civil Relief Act • Electronic Fund Transfer Act and the CFPB’s Regulation E • Telephone Consumer Protection Act (“TCPA”) • Equal Credit Opportunity Act and the CFPB’s Regulation B • Truth In Lending Act and the CFPB’s Regulation Z • Fair Credit Billing Act • U.S. Bankruptcy Code • Fair Credit Reporting Act (“FCRA”) and the CFPB’s Regulation V • Health Insurance Portability and Accountability Act • Federal Trade Commission Act (“FTCA”) • Credit CARD Act • Gramm-Leach-Bliley Act and the CFPB’s Regulation P • Foreign Corrupt Practices Act The Dodd-Frank Act was adopted to reform and strengthen regulation and supervision of the U.S. financial services industry. It contains comprehensive provisions governing the oversight of financial institutions, some of which apply to us. Among other things, the Dodd-Frank Act established the CFPB, which has broad authority to implement and enforce “federal consumer financial law,” as well as authority to examine financial institutions, including credit issuers that may be sellers of receivables and debt buyers and collectors such as us, for compliance with federal consumer financial law. The CFPB has broad authority to prevent unfair, deceptive, or abusive acts or practices by issuing regulations or by using its enforcement authority without first issuing regulations. State Attorneys General and state financial regulators also have authority to enforce the CFPA’s general prohibitions against unfair, deceptive, or abusive acts or practices, as well as state- specific prohibitions against unfair or deceptive acts or practices. Additionally, the FTCA prohibits unfair and deceptive acts or practices in connection with a trade or business and gives the FTC enforcement authority to prevent and redress violations of this prohibition. The broad authority of these regulators has increased the potential consequences of noncompliance with federal consumer financial law. The CFPB’s authority enables it to conduct hearings, adjudication proceedings, and investigations, either unilaterally or jointly with other state and federal regulators, to determine if federal consumer financial law has been violated. The CFPB has authority to impose monetary penalties for violations of applicable federal consumer financial laws (including the CFPA, FDCPA, and FCRA, among other consumer protection statutes), require remediation of practices, and pursue enforcement actions. The CFPB also has authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), costs, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. The CFPB has been active in its supervision of, and examination and enforcement activities related to, financial services companies generally, including bringing enforcement actions, imposing fines and mandating large refunds to customers of several financial institutions for various practices. Table of Contents 7

The CFPB and the FTC continue to devote substantial attention to the debt collection industry, and have brought multiple investigations and enforcement actions against debt collectors for alleged violations of the FDCPA and other applicable laws. Continued regulatory scrutiny by the CFPB and the FTC over debt collection practices may result in additional investigations and enforcement actions against the debt collection industry. In September 2015, we entered into a consent order (the “2015 Consent Order”) with the CFPB in which we settled allegations arising from our practices between 2011 and 2015. In September 2020, the CFPB filed a lawsuit alleging that we violated the 2015 Consent Order. In the lawsuit, the CFPB alleged that we did not perfectly adhere to certain operational provisions of the 2015 Consent Order, leading to alleged violations of federal consumer financial law. In October 2020, we entered into a stipulated judgment (“Stipulated Judgment”) with the CFPB to resolve the lawsuit. The Stipulated Judgment requires us to, among other things, continue to follow a narrow subset of the operational requirements contained in the 2015 Consent Order, all of which have long been part of our routine practices. In connection with the Stipulated Judgment, the CFPB formally terminated the 2015 Consent Order. Additionally, we are subject to ancillary state Attorney General investigations related to similar debt collection practices. We have entered into various settlement agreements with the Attorneys General of certain U.S. states in connection with our debt collection and litigation practices. In November 2021, the CFPB final rules in the form of a new Regulation F that implement the Fair Debt Collection Practices Act became effective. Regulation F restates and clarifies prohibitions on harassment and abuse, false or misleading representations, and unfair practices by debt collectors when collecting consumer debt. The rules included provisions related to, among other things, the use of newer technologies (text, voicemail and email) to communicate with consumers, limits relating to telephonic communications, consumer disclosures and credit reporting. In addition, the CFPB has issued guidance in the form of bulletins, interpretive rules, and advisory opinions on debt collection and credit furnishing activities generally, including those related to: • representations regarding credit reports and credit scores during the debt collection process; • the application of the CFPA’s prohibition of unfair, deceptive, or abusive acts or practices on debt collection; • the risks that in-person collection of consumer debt may create in violating the FDPCA and CFPA; • the scope of state attorney generals’ enforcement authority under the CFPA and the FCRA; and • the collection of fees associated with certain accounts. The CFPB also accepts debt collection consumer complaints and released template letters for consumers to use when corresponding with debt collectors. The CFPB makes publicly available its data on consumer complaints. The Dodd-Frank Act also mandates the submission of multiple studies and reports to Congress by the CFPB, and CFPB staff regularly make speeches on topics related to credit and debt. All of these activities could trigger additional legislative or regulatory action. In addition, the CFPB has engaged in enforcement activity in sectors adjacent to our industry, impacting credit originators, collection firms, and payment processors, among others. The CFPB’s enforcement activity in these spaces, especially in the absence of clear rules or regulatory expectations, can be disruptive to third parties as they attempt to define appropriate business practices. As a result, certain commercial relationships we maintain may be disrupted or impacted by changes in third-parties’ business practices or perceptions of elevated risk relating to the debt collection industry. Our activities are also subject to federal and state laws concerning identity theft, data privacy, and cybersecurity. The Gramm-Leach-Bliley Act and its implementing regulations, including the FTC “Safeguards Rule,” require us generally to protect the confidentiality of our consumers’ nonpublic personal information, to disclose to our consumers our privacy policy and practices, including those regarding sharing consumers’ nonpublic personal information with third parties and to report certain data breaches and other security events to the FTC. In addition, the FCRA requires us to prevent identity theft and to securely dispose of consumer credit reports. Certain state laws impose similar or stricter privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, consumer reporting agencies, businesses and governmental agencies. The applicable regulatory framework for privacy and cybersecurity issues is evolving and uncertain. For example, the California Privacy Rights Act (“CPRA”), which became operative on January 1, 2023 and amends and expands the California Consumer Privacy Act (“CCPA”), imposes more stringent requirements on certain businesses with respect to consumer and employee data privacy in California. These laws include provisions that give California residents and employees expanded rights to access and delete certain personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used. Compliance with any new or developing privacy laws in the United States, including any state or federal laws, may require significant resources and subject us to a variety of regulatory and private sanctions. Table of Contents 8

In addition to the federal statutes detailed above, many states have general consumer protection statutes, laws, regulations, or court rules that apply to debt purchasing and collection. In a number of states and cities, we must maintain licenses to perform debt collection activities and must satisfy ongoing compliance and bonding requirements. It is our policy to comply with all applicable licensing, compliance and bonding requirements. Our failure to comply with existing requirements, changing interpretations of existing requirements, or adoption of new requirements, could subject us to a variety of regulatory and private sanctions. These could include license suspension or revocation; orders or injunctive relief, including orders providing for rescission of transactions or other affirmative relief; and monetary relief, including restitution, damages, fines and/or penalties. In addition, failure to comply with state licensing and compliance requirements could restrict our ability to collect in certain states, subject us to increased regulation, increase our costs, or adversely affect our ability to collect our receivables. State laws may also, among other things, limit the amounts we may garnish from a consumer in enforcing a judgement, limit the ways in which we can contact a consumer, limit the time in which we may file legal actions, and require specific account information for certain collection activities. By way of example, Washington D.C. passed the “Protecting Consumers from Unjust Debt Collection Practices Amendment Act of 2021” which went into effect January 2023. The law, among other things, requires both debt buyers and debt collectors operating in Washington D.C. to have in their possession specific account information before debt collection efforts can begin and has contact limitations more restrictive than the CFPB. In addition, other state and local requirements and court rulings in various jurisdictions may also affect our ability to collect. The relationship between consumers and credit card issuers is also extensively regulated by federal and state consumer protection and related laws and regulations. These laws may affect some of our operations because the majority of our receivables originate through credit card transactions. The laws and regulations applicable to credit card issuers, among other things, impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles, and at year-end. Federal law requires, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Some laws prohibit discriminatory practices in connection with the extension of credit. If the originating institution fails to comply with applicable statutes, rules, and regulations, it could create claims and rights for consumers that would reduce or eliminate their obligations related to those receivables. When we acquire receivables, we generally require the credit originator or portfolio reseller to represent that they have complied with applicable statutes, rules, and regulations relating to the origination and collection of the receivables before they were sold to us. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to their credit card accounts that resulted from unauthorized use of their credit cards. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account. These laws and regulations, and others similar to the ones listed above, as well as laws applicable to specific types of debt, impose requirements or restrictions on collection methods or our ability to enforce and recover certain of our receivables. Effects of the law, including those described above, and any new or changed laws, rules, or regulations, and reinterpretation of the same, may adversely affect our ability to recover amounts owing with respect to our receivables or the sale of receivables by creditors and resellers. Cabot (Europe) Our operations in Europe are affected by local statutes, rules and regulations. It is our policy to comply with these laws in all of our recovery activities in Europe, where applicable. Financial Conduct Authority Regulation. UK debt purchase and services collections businesses are principally regulated by the Financial Conduct Authority (“FCA”), the UK Information Commissioner’s Office and the UK Office of Communications. Cabot has three regulated entities in the UK: the debt purchase brand Cabot Credit Management Group Limited (“CCMG”), the servicing brand Wescot Credit Services Limited (“Wescot”) and Cabot’s law firm, Mortimer Clarke Solicitors Limited (“Mortimer Clarke”). The FCA regards debt collection as a “high risk” activity primarily due to the potential impact that poor practice can have on already vulnerable consumers and as a result maintains a high focus on the sector. The FCA Handbook sets out the FCA rules and other provisions. Firms wishing to carry on regulated consumer credit activities must comply with all applicable sections of the FCA Handbook, including principles to “act to deliver good outcomes for retail customers,” as well as the applicable consumer credit laws and regulations. The FCA also publishes guidance on various topics from time to time that it expects firms to comply with. The FCA has applied its rules to consumer credit firms in a number of areas, including its high-level principles and conduct of business standards. In July 2023, the FCA implemented its new Consumer Duty, which aims to provide a higher level of consumer protection in retail financial markets and combines existing consumer treatment requirements with enhanced standards by requiring firms to act to deliver good outcomes for customers. The FCA has significant powers and, as the FCA Table of Contents 9 deepens its understanding of the industry through continued supervision, it is likely that the regulatory requirements applicable to the debt purchase industry will continue to increase via requirements such as the Consumer Duty. In addition, it is likely that the compliance framework that will be needed to continue to satisfy the FCA requirements will demand continued investment and resources. Companies authorized by the FCA must be able to demonstrate that they meet the threshold conditions for authorization and comply on an ongoing basis with the FCA’s high level standards for authorized firms, such as its Principles for Business (including the principle of ‘‘treating customers fairly’’), and rules and guidance on systems and controls. The Senior Managers and Certification Regime (“SMCR”), designed to drive accountability and risk ownership within businesses, came into effect for UK operations in December 2019, and affected the majority of colleagues who need to be aware of and adhere to the required standards of conduct. In addition to the full authorization of its business with the FCA, CCMG, Wescot and Mortimer Clarke have appointed certain individuals who have significant control or influence over the management of the respective businesses, known as Senior Management Function Managers (“SMF Managers”). SMF Managers are subject to statements of principle and codes of practice established and enforced by the FCA. The FCA has the ability to, among other things, impose significant fines, ban certain individuals from carrying on trade within the financial services industry, impose requirements on a firm’s permission, cease certain products from being collected upon and in extreme circumstances remove permissions to trade. Consumer protection. The Consumer Credit Act of 1974 (and its related regulations) (the “UK Consumer Credit Act”) and the UK Consumer Rights Act 2015 set forth requirements for the entry into and ongoing management of consumer credit arrangements in the United Kingdom. A failure to comply with these requirements can make agreements unenforceable or can result in a requirement that charged and collected interest be repaid. The FCA continues to review the provisions of the UK Consumer Credit Act and having up to this point prioritized changes linked to Brexit are now working with the UK Government to focus on terms that have been identified as requiring the most urgent updates. Data protection. In addition to these regulations on debt collection and debt purchase activities, Cabot must comply with the General Data Protection Regulation 2016/679 (“GDPR”) and where applicable the UK Data Protection Act 2018. This substantially replaced the previous legislation (Data Protection Act of 1998) and introduced significant changes to the data protection regime including but not limited to: the conditions for obtaining consent to process personal data; transparency and providing information to individuals regarding the processing of their personal data; enhanced rights for individuals; notification obligations for personal data breach; and new supervisory authorities, including a European Data Protection Board (“EDPB”). Data Protection Officer(s) have been appointed for the UK, Spain and Ireland who are supported by Privacy Champions at each European/UK site to promote and enforce good data protection practices. In the EU, there is a new regulatory framework under Directive 2021/2167 of the European Parliament and of the Council on credit servicers and credit purchasers, known as the Non-Performing Loan (“NPL”) Directive. Member states within the EU must comply with this Directive and transpose it into local law. The NPL Directive regulates the sale, purchase, and servicing of NPLs originated by EU credit institutions, and states that the activity of credit servicing is subject to authorization and defines the requirements for the granting of such authorization. Member States must establish their authorization procedures and set up a national register of all credit servicers authorized to provide services within their territory. The activities of credit servicers are subject to supervision by the competent authority of the home Member State. To date, of the markets we operate in, Ireland and France are the only EU member states to transpose the NPL Directive into local law with our Irish entity automatically being given credit servicing authorization and our French entity currently working through the authorization process. In addition, the other markets in which we currently operate are subject to local laws and regulations, and we continue to review the required risk and compliance programs to facilitate compliance with applicable laws and regulations in those markets. Our operations outside the United States are subject to the U.S. Foreign Corrupt Practices Act, which prohibits U.S. companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in order to obtain an unfair advantage, to help, obtain, or retain business. Human Capital Management As of December 31, 2023, we had approximately 7,400 employees, of which approximately 19% were in the United States and 81% were in our international locations. We have no employees in North America represented by a labor union or subject to the terms of collective bargaining agreements. We have employees in Spain, France and the United Kingdom who are represented by collective bargaining agreements. We believe that our relations with our employees in all locations are positive. Our approach to human capital management starts with a strong foundation anchored in our commitment to values and ethics. Attracting, developing and retaining talent is critical to executing our strategy and our ability to compete effectively. We believe in the importance of creating a diverse and inclusive work environment for our employees, supporting their well-being with fair and market-competitive pay and benefits, and investing in their growth and development. 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We also value feedback from our employees and regularly survey them to understand how they feel about the company and subsequently take appropriate actions and employ employee engagement best practices to improve their work experience. Commitment to Values and Ethics We are committed to ensuring fundamental human rights across our business and in each region. We have published a Global Human Rights Policy that outlines our commitment to respect and promote human rights in accordance with internationally recognized human rights standards. This policy details our actions concerning human rights, such as providing fair and competitive compensation, benefits and hours to our colleagues, freedom of association and collective bargaining, and our zero-tolerance policy for harassment and discrimination. We also hold our employees to the ethical practices and decision making as guided by our Standards of Business Conduct, which embody Encore’s Mission, Vision and Values, provide guidance on specific behaviors, and set the foundation for ethical decision making. Our Standards of Business Conduct reflect our commitment to operating in a fair, honest, responsible and ethical manner and provide direction for reporting complaints in the event of alleged violations of our policies (including through our Employee Compliance Hotline). Diversity and Inclusion At Encore, we are committed to cultivating an inclusive culture that reflects our consumers and our communities, where our actions and mindset ensure every individual can thrive. We see advancing diversity and inclusion as a journey that we will continually work on to build a better Encore for our employees and other stakeholders. We value diverse viewpoints and inclusive experiences and strive for balanced representation in our overall organization. We foster a culture of respect and inclusion in various ways, including offering unconscious bias and diversity training, tracking gender diversity, and celebrating diversity through global cultural appreciation initiatives. As of December 31, 2023, approximately 49% of our total workforce were women. Financial, Health and Mental Well-Being We strive to retain and attract the most talented employees by taking a holistic approach to well-being. This includes competitive compensation and benefits in the form of base salary, short-term incentives, opportunities for long-term incentives, retirement and financial support, and recognition programs as part of our financial well-being offerings. We also provide competitive benefits that include comprehensive health and welfare insurance, generous time-off and leave, and programs such as Employee Assistance Program, paid time off for volunteering activities, and wellness incentives to support the health and mental well-being of our employees. Growth and Development We are committed to actively fostering a learning culture and investing in ongoing professional and career development for our employees. We empower managers and employees with collective accountability for developing themselves and others, and promote ongoing dialogue, coaching, feedback, and improvement through our performance management practices. We offer employees an extensive number of programs and tools for their personal and professional development including instructor-led training courses, leadership development programs, on-demand virtual learning, individual development planning, mentoring, roles-based functional and technical training, compliance training, peer learning opportunities, and tuition reimbursement programs. We also aligned our talent and succession planning framework at a global level to support the development of our internal talent pipeline for current and future organizational needs, and to provide an overall health gauge of our global talent pool. Table of Contents 11

Item 1A—Risk Factors There are risks and uncertainties in our business that could cause our actual results to differ from those anticipated. We urge you to read these risk factors carefully in connection with evaluating our business and in connection with the forward- looking statements and other information contained in this Annual Report on Form 10-K. Any of the risks described herein could affect our business, financial condition, or future results and the actual outcome of matters as to which forward-looking statements are made. The list of risks is not intended to be exhaustive, and the order in which the risks appear is not intended as an indication of their relative weight or importance. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may adversely affect our business, financial condition and/or operating results. Risks Related to Our Business and Industry Financial and economic conditions affect the ability of consumers to pay their obligations, which could harm our financial results. Economic conditions globally and locally directly affect unemployment and credit availability. Adverse conditions (including natural disasters), economic changes (including significant inflation), and financial disruptions (including unemployment) place financial pressure on the consumer, which may reduce our ability to collect on our consumer receivable portfolios and may adversely affect the value of our consumer receivable portfolios. Further, increased financial pressures on the financially distressed consumer may result in additional regulatory requirements or restrictions on our operations and increased litigation filed against us. These conditions could increase our costs and harm our business, financial condition, and operating results. We may not be able to purchase receivables at favorable prices, which could limit our growth or profitability. Our ability to continue to operate profitably depends upon the continued availability of receivable portfolios that meet our purchasing standards and are cost-effective based upon projected collections exceeding our costs. Due, in part, to fluctuating prices for receivable portfolios, fluctuating supply and competition within the marketplace, there has been, and could continue to be, considerable variation in our purchasing volume and pricing from quarter to quarter and year to year. The volume of our portfolio purchases may be limited when prices are high and may or may not increase when portfolio pricing is more favorable to us. Further, our rates of return may decline when portfolio prices are high. We do not know how long portfolios will be available for purchase on terms acceptable to us, or at all. The availability of receivable portfolios at favorable prices depends on a number of factors, including: • volume of defaults in consumer debt; • continued sale of receivable portfolios by originating institutions and portfolio resellers at sufficient volumes and acceptable price levels; • competition in the marketplace; • our ability to develop and maintain favorable relationships with key major credit originators and portfolio resellers; • our ability to obtain adequate data from credit originators or portfolio resellers to appropriately evaluate the collectability of, estimate the value of, and collect on portfolios; and • changes in laws and regulations governing consumer lending, bankruptcy, and collections. We enter into “forward flow” contracts, which are commitments to purchase receivables on a periodic basis over a specified period of time in accordance with certain criteria, which may include a specifically defined volume, frequency, and pricing. In periods of decreasing prices, we may end up paying an amount higher for such debt portfolios in a forward flow contract than we would otherwise agree to pay at the time for a spot purchase, which could result in reduced returns. We may only be able to terminate such forward flow agreements in certain limited circumstances or, for certain agreements, after a certain notice period. In addition, because of the length of time involved in collecting charged-off consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner. Ultimately, if we are unable to continually purchase and collect on a sufficient volume of receivables to generate cash collections that exceed our costs or to generate satisfactory returns, our business, financial condition and operating results will be adversely affected. Table of Contents 12

A significant portion of our portfolio purchases during any period may be concentrated with a small number of sellers, which could adversely affect our volume and timing of purchases. A significant percentage of our portfolio purchases for any given fiscal quarter or year may be concentrated with a few large sellers, some of which may also involve forward flow arrangements. We cannot be certain that any of our significant sellers will continue to sell charged-off receivables to us, that such sales would be on terms or in quantities acceptable to us, or that we would be able to replace these purchases with purchases from other sellers. A significant decrease in the volume of portfolio available from any of our principal sellers would force us to seek alternative sources of charged-off receivables. We may be unable to find alternative sources from which to purchase charged-off receivables, and even if we could successfully replace these purchases, the search could take time and the receivables could be of lower quality, cost more, or both, any of which could adversely affect our business, financial condition and operating results. We face intense competition that could impair our ability to maintain or grow our purchasing volumes. The charged-off receivables purchasing market is highly competitive. We compete with a wide range of other purchasers of charged-off consumer receivables. To the extent our competitors are able to better maximize recoveries on their assets or are willing to accept lower rates of return, we may not be able to grow or sustain our purchasing volumes or we may be forced to acquire portfolios at expected rates of return lower than our historical rates of return. Some of our competitors may obtain alternative sources of financing at more favorable rates than those available to us, the proceeds from which may be used to fund expansion and to increase the amount of charged-off receivables they purchase. We face bidding competition in our acquisition of charged-off consumer receivables. We believe that successful bids are predominantly awarded based on price and, to a lesser extent, based on service, reputation, and relationships with the sellers of charged-off receivables. Some of our current competitors, and potential new competitors, may have more effective pricing and collection models, greater adaptability to changing market needs, and more established relationships in our industry than we do. Moreover, our competitors may elect to pay prices for portfolios that we determine are not economically sustainable and, in that event, we may not be able to continue to offer competitive bids for charged-off receivables. If we are unable to develop and expand our business or to adapt to changing market needs as well as our current or future competitors, we may experience reduced access to portfolios of charged-off consumer receivables in sufficient face value amounts at appropriate prices, which could adversely affect our business, financial condition and operating results. We may purchase receivable portfolios that are unprofitable or we may not be able to collect sufficient amounts to recover our costs and to fund our operations. We acquire and service charged-off receivables that the obligors have failed to pay and the sellers have deemed uncollectible and have written off. The originating institutions and/or portfolio resellers generally make numerous attempts to recover on these nonperforming receivables, often using a combination of their in-house collection and legal departments, as well as third-party collection agencies. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of charged-off receivables to generate revenue that exceeds our costs. These receivables are difficult to collect, and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our operations. If we are not able to collect on these receivables, collect sufficient amounts to cover our costs or generate satisfactory returns, this may adversely affect our business, financial condition and operating results. We may experience losses on portfolios consisting of new types of receivables or receivables in new geographies due to our lack of collection experience with these receivables, which could harm our business, financial condition and operating results. We continually look for opportunities to expand the classes of assets that make up the portfolios we acquire. Therefore, we may acquire portfolios consisting of assets with which we have little or no collection experience or portfolios of receivables in new geographies where we do not historically maintain an operational footprint. Our lack of experience with these assets may hinder our ability to generate expected levels of profits from these portfolios. Further, our existing methods of collections may prove ineffective for these new receivables, and we may not be able to collect on these portfolios. Our inexperience with these receivables may have an adverse effect on our business, financial condition and operating results. Table of Contents 13

The statistical models we use to project remaining cash flows from our receivable portfolios may prove to be inaccurate and, if so, our financial results may be adversely affected. We use internally developed models to project the remaining cash flows from our receivable portfolios. These models consider known data about our consumers’ accounts, including, among other things, our collection experience and changes in external consumer factors, in addition to data known when we acquire the accounts. Our models also consider data provided by third parties including public sources. We may not be able to achieve the collections forecasted by our models. Our models may not appropriately identify or assess all material factors or trends and yield correct or accurate forecasts as our historical collection experience may not reflect current or future realities. We also have no control over the accuracy of information received from third parties. If such information is not accurate our models may not accurately project estimated remaining cash flows. If we are not able to achieve the levels of forecasted collections, our revenues will be reduced or we may be required to record a charge, which may adversely affect our business, financial condition and operating results. A significant portion of our collections relies upon our success in individual lawsuits brought against consumers and our ability to collect on judgments in our favor. We generate a significant portion of our revenue by collecting on judgments that are granted by courts in lawsuits filed against consumers. A decrease in the willingness of courts to grant these judgments, a change in the requirements for filing these cases or obtaining these judgments, a decrease in our ability to collect on these judgments, or any closure of court systems could have an adverse effect on our business, financial condition and operating results. As we increase our use of the legal channel for collections, our short-term margins may decrease as a result of an increase in upfront court costs and costs related to counter claims. We may not be able to collect on certain aged accounts because of applicable statutes of limitations and we may be subject to adverse effects of regulatory changes. Further, courts in certain jurisdictions require that a copy of the account statements or applications be attached to the pleadings in order to obtain a judgment against consumers. If we are unable to produce those account documents, these courts could deny our claims, and our business, financial condition and operating results may be adversely affected. Increases in costs associated with our collections through collection litigation can raise our costs associated with our collection strategies and the individual lawsuits brought against consumers to collect on judgments in our favor. We have substantial collection activity through our legal collections channel and, as a consequence, increases in upfront court costs, costs related to counterclaims, and other court costs may increase our total cost in collecting on accounts in this channel, which may have an adverse effect on our business, financial condition and operating results. Our business, financial condition and operating results may be adversely affected if consumer bankruptcy filings increase or if bankruptcy laws change. Our business model may be uniquely vulnerable to an economic recession, which typically results in an increase in the amount of defaulted consumer receivables, thereby contributing to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a consumer’s assets are sold to repay credit originators, with priority given to holders of secured debt. Since the defaulted consumer receivables we purchase are generally unsecured, we often are not able to collect on those receivables. In addition, since we purchase receivables that may have been delinquent for a long period of time, this may be an indication that many of the consumers from whom we collect will be unable to pay their debts going forward and are more likely to file for bankruptcy in an economic recession. Furthermore, potential changes to existing bankruptcy laws could contribute to an increase in consumer bankruptcy filings. We cannot be certain that our collection experience would not decline with an increase in consumer bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivable portfolio is significantly lower than we projected when we purchased the portfolio, our business, financial condition and operating results could be adversely affected. We are subject to audits conducted by sellers of debt portfolios and may be required to implement specific changes to our policies and practices as a result of adverse findings by such sellers as a part of the audit process, which could limit our ability to purchase debt portfolios from them in the future, which could materially and adversely affect our business. Pursuant to purchase contracts, we are subject to audits that are conducted by sellers of debt portfolios. Such audits may occur with little notice and the assessment criteria used by each seller varies based on their own requirements, policies and standards. Although much of the assessment criteria is based on regulatory requirements, we may be asked to comply with additional terms and conditions that are unique to particular debt originators. From time to time, sellers may believe that we are not in compliance with certain of their criteria and in such cases, we may be required to dedicate resources and to incur expenses to address such concerns, including the implementation of new policies and procedures. In addition, to the extent that we are unable to satisfy the requirements of a particular seller, such seller could remove us from their panel of preferred purchasers, which could limit our ability to purchase debt portfolios from that seller in the future, which could adversely affect our business, financial condition and operating results. Table of Contents 14

We rely on third parties to provide us with services in connection with certain aspects of our business, and any failure by these third parties to perform their obligations, or our inability to arrange for alternative third-party providers for such services, could have an adverse effect on our business, financial condition and operating results. We are dependent upon the efforts of third-party service providers including collection agencies, law firms, data providers, tracing service providers and other servicers to help service and collect our charged-off receivables. Our third-party servicers could fail to perform collection services for us adequately, remit those collections to us or otherwise perform their obligations adequately. In addition, one or more of those third-party service providers could cease operations abruptly or become insolvent, or our relationships with such third-party service providers may otherwise change adversely. Further, we might not be able to secure replacement third-party service providers or promptly transfer account information to our new third- party service provider or in-house in the event our agreements with our third-party collection agencies and attorneys were terminated. In addition, to the extent these third-party service providers violate laws, other regulatory requirements or their contractual obligations, or act inappropriately in the conduct of their business, our business and reputation could be negatively affected or penalties could be directly imposed upon us. Any of the foregoing factors could cause our business, financial condition and operating results to be adversely affected. We have entered into agreements with third parties to provide us with services in connection with our business, including payment processing, credit card authorization and processing, payroll processing, record keeping for retirement and benefit plans and certain information technology functions. Any failure by a third party to provide us with contracted services on a timely basis or within service level expectations and performance standards may have an adverse effect on our business, financial condition and operating results. In addition, we may be unable to find, or enter into agreements with, suitable replacement third party providers for such services, which could adversely affect our business, financial condition and operating results. We are dependent on our data gathering systems and proprietary consumer profiles, and if access to such data was lost or became public, our business could be materially and adversely affected. Our models and consumer databases provide information that is critical to our business. We rely on data provided to us by multiple credit reference agencies, our servicing partners and other sources in order to operate our systems, develop our proprietary consumer profiles and run our business generally. If these credit reference agencies were to terminate their agreements or stop providing us with data for any reason, for example, due to a change in governmental regulation, or if they were to considerably raise the price of their services, our business could be materially and adversely affected. Also, if any of the proprietary information or data that we use became public, for example, due to a change in government regulations, we could lose a significant competitive advantage and our business could be negatively impacted. If we become unable to continue to acquire or use information and data in the manner in which it is currently acquired and used, or if we were prohibited from accessing or aggregating the data in these systems or profiles for any reason, we may lose a significant competitive advantage, in particular if our competitors continue to be able to acquire and use such data, and our business could be materially and adversely affected. If our technology and telecommunications systems were to fail, fail to be effective, or if we are not able to successfully anticipate, invest in, or adopt technological advances within our industry, it could have an adverse effect on our operations. Our success depends in large part on sophisticated computer and telecommunications systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty, operating malfunction, software virus, or service provider failure, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain, and expand the databases we use for our collection activities. Any simultaneous failure of our information systems and their backup systems would interrupt our business operations. In addition, our business relies on computer and telecommunications technologies, and our ability to integrate new technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, investing in, or adopting technological changes on a timely or cost-effective basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We continue to make significant modifications to our information systems to ensure that they continue to be adequate for our current and foreseeable demands and continued expansion, and our future growth may require additional investment in these systems. These system modifications may exceed our cost or time estimates for completion or may be unsuccessful. If we cannot update our information systems effectively, our business, financial condition and operating results may be adversely affected. Table of Contents 15

We use our technology and telecommunications systems to contact consumers in an attempt to collect on receivables. Over recent years, we have observed an increase in the adoption by consumers, telephone carriers and communications platforms of call, email, or other communication filtering or blocking. If calls, emails or other communications are blocked or we are otherwise not able to contact our consumers our ability to collect on our receivables through our call center and digital collections channel could be impacted and we would need to pursue collections through our higher-cost legal collections channel, which could impact our operating results. Our business results and operations could be adversely affected by a cybersecurity event, breach, business interruption or similar incident relating to our information technology systems. We rely on information technology networks and systems to process and store electronic information. We collect and store sensitive data, including personally identifiable information of our consumers, on our information technology networks. Despite the implementation of risk and security measures (see Item 1A-Cybersecurity), our information technology networks and systems have been, and in the future may be, vulnerable to disruptions and shutdowns due to attacks by threat actors or breaches due to malfeasance by contractors, employees and others who have access to our networks and systems. In addition to our own systems, we use third-party service providers, who in turn may also use third-party providers, to process certain data or information on our behalf. Although we generally contractually require these service providers to implement and maintain reasonable security measures, we cannot control third parties and cannot guarantee that a security breach will not occur in their systems. The occurrence of any of cybersecurity incident could compromise our networks and the information stored on our networks (or on the networks of third-party service providers) could be accessed. Due to our size and the large number of service providers we work with and the increasing sophistication and complexity of cyber attacks, an incident could occur and persist for an extended period without detection. Any investigation of a cyber attack or other security incident would be unpredictable and would take time before the completion of any investigation and before there is availability of full and reliable information. As cyber attacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful. While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to cybersecurity breaches or attacks, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that an insurer will not deny coverage as to any future claim. Any cybersecurity event, breach or similar incident relating to our information technology systems could disrupt our operations, adversely affect the willingness of sellers to sell to us or result in legal claims, liability, reputational damage or regulatory penalties under laws protecting the privacy of personal information, any of which could adversely affect our business, financial condition and operating results. We have significant international operations, which exposes us to additional risks and uncertainties. Our international operations subject us to a number of additional risks and uncertainties, including: • compliance with and changes in international laws, including regulatory and compliance requirements that could affect our business; • differing accounting standards and practices; • increased exposure to U.S. laws that apply abroad, such as the Foreign Corrupt Practices Act, and exposure to other anti-corruption laws such as the UK Bribery Act; • social, political and economic instability, recessions or uncertainty (including as a result of Brexit); • fluctuations in foreign economies and currency exchange rates; • difficulty in hiring, staffing and managing qualified and proficient local employees and advisors to run international operations; • the difficulty of managing and operating an international enterprise, including difficulties in maintaining effective communications with employees due to distance, language, and cultural barriers; Table of Contents 16

• difficulties implementing and maintaining effective internal controls and risk management and compliance initiatives; • potential disagreements with our joint venture business partners; • differing labor regulations and business practices; and • foreign and, in some circumstances, U.S. tax consequences. Each of these could adversely affect our business, financial condition and operating results. We may not be able to adequately protect the intellectual property rights upon which we rely and, as a result, any lack of protection may diminish our competitive advantage. We rely on proprietary software programs and valuation and collection processes and techniques, and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes, and techniques to be trade secrets, but they are not protected by patent or registered copyright. We may not be able to protect our technology and data resources adequately, which may diminish our competitive advantage, which may, in turn, adversely affect our business, financial condition and operating results. Exchange rate fluctuations could adversely affect our business, financial condition and operating results. Because we conduct some business in currencies other than U.S. dollars, primarily the British Pound, but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates upon translation of these business results into U.S. dollars. In the normal course of business, we may employ various strategies to manage these risks, including the use of derivative instruments. These strategies may not be effective in protecting us against the effects of fluctuations from movements in foreign exchange rates. Fluctuations in foreign currency exchange rates could adversely affect our financial condition and operating results. An outbreak of a contagious disease or other public health emergency could materially impact our business and results of operations. The COVID-19 pandemic and resulting containment measures caused economic, financial and operational disruptions that adversely affected certain aspects of our business and results of operations. Other public health emergencies could also affect our business and results of operations and any impact would depend on future developments that we are not able to predict, including the duration, spread and severity of the public health emergency; the nature, extent and effectiveness of containment measures; the extent and duration of the effect on the economy; and how quickly and to what extent normal economic and operating conditions resumed. Risks Related to Government Regulation and Litigation Our business is subject to extensive laws and regulations, which have increased and may continue to increase. As noted in detail in “Item 1 - Part 1 - Business - Government Regulation” of this Annual Report on Form 10-K, extensive laws and regulations directly apply to key portions of our business. These laws and regulations are also subject to review from time to time and may be subject to significant change. Changes in laws and regulations applicable to our operations, or the manner in which they are interpreted or applied, could limit our activities in the future or could significantly increase the cost of regulatory compliance. These negative effects could result from changes in collection laws and guidance, laws related to credit reporting, consumer bankruptcy laws, laws related to the management and enforcement of consumer debt, court and enforcement procedures, the statute of limitation for debts, accounting standards, taxation requirements, employment laws, communications laws, data privacy and protection laws, anti-bribery and corruption laws and anti-money laundering laws. For example, in November 2021, the CFPB final rules in the form of a new Regulation F that implement the Fair Debt Collection Practices Act became effective. Regulation F restated and clarified prohibitions on harassment and abuse, false or misleading representations, and unfair practices by debt collectors when collecting consumer debt as discussed in more detail under “Part I - Item 1—Business - Government Regulation.” We sometimes purchase accounts in asset classes that are subject to industry-specific and/or issuer-specific restrictions that limit the collection methods that we can use on those accounts. Further, we have seen a trend in laws, rules and regulations requiring increased availability of historic information about receivables in order to collect. If credit originators or portfolio resellers are unable or unwilling to meet these evolving requirements, we may be unable to collect on certain accounts. Our inability to collect sufficient amounts from these accounts, through available collection methods, could adversely affect our business, financial condition and operating results. Table of Contents 17

In addition, the CFPB has engaged in enforcement activity in sectors adjacent to our industry, impacting credit originators, collection firms, and payment processors, among others. Enforcement activity in these spaces by the CFPB or others, especially in the absence of clear rules or regulatory expectations, may be disruptive to third parties as they attempt to define appropriate business practices. As a result, certain commercial relationships we maintain may be disrupted or impacted by changes in third-parties’ business practices or perceptions of elevated risk relating to the debt collection industry, which could reduce our revenues, or increase our expenses, and consequently adversely affect our business, financial condition and operating results. Additional consumer protection or privacy laws, rules and regulations may be enacted, or existing laws, rules or regulations may be amended, reinterpreted or enforced in a different manner, imposing additional restrictions or requirements on the collection of receivables. Any of the developments described above may adversely affect our ability to purchase and collect on receivables and may increase our costs associated with regulatory compliance, which could adversely affect our business, financial condition and operating results. Failure to comply with government regulation could result in the suspension, termination or impairment of our ability to conduct business, may require the payment of significant fines and penalties, or require other significant expenditures. The U.S. collections industry is heavily regulated under various federal, state, and local laws, rules, and regulations. Many states and several cities require that we be licensed as a debt collection company. The CFPB, FTC, state Attorneys General and other regulatory bodies have the authority to investigate a variety of matters, including consumer complaints against debt collection companies, and can bring enforcement actions and seek monetary penalties, consumer restitution, and injunctive relief. If we, or our third-party collection agencies or law firms fail to comply with applicable laws, rules, and regulations, including, but not limited to, identity theft, privacy, data security, the use of automated dialing equipment, laws related to consumer protection, debt collection, and laws applicable to specific types of debt, it could result in the suspension or termination of our ability to conduct collection operations, which would adversely affect us. Further, our ability to collect our receivables may be affected by state laws, which require that certain types of account documentation be presented prior to the institution of any collection activities. Our failure or the failure of third-party agencies and attorneys, or the credit originators or portfolio resellers selling receivables to us, to comply with existing or new laws, rules, or regulations could limit our ability to recover on receivables, affect the willingness of financial institutions to sell portfolios to us, cause us to pay damages to consumers or result in fines or penalties, which could reduce our revenues, or increase our expenses, and consequently adversely affect our business, financial condition and operating results. For example, in 2020, the CFPB filed a lawsuit alleging that Encore and certain of our U.S. subsidiaries had violated a consent order (the “2015 Consent Order”) pursuant to which we had previously settled allegations raised by the CFPB arising from practices during the period between 2011 and 2015. In the lawsuit, the CFPB alleged that we did not perfectly adhere to certain operational provisions of the 2015 Consent Order, leading to alleged violations of federal consumer financial law. In 2020, we entered into a stipulated judgment (“Stipulated Judgment”) with the CFPB to resolve the lawsuit. The Stipulated Judgment required us to, among other things, continue to follow a narrow subset of the operational requirements contained in the 2015 Consent Order, all of which have long been part of the Company’s routine practices and pay a $15.0 million civil monetary penalty. In addition, new federal, state or local laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit our activities in the future and/or significantly increase the cost of regulatory compliance. Our operations outside the United States are subject to foreign and U.S. laws and regulations that apply to our international operations, including GDPR, the UK Consumer Credit Act, the Foreign Corrupt Practices Act, the UK Bribery Act and other local laws prohibiting corrupt payments to government officials. Violations of these laws and regulations could result in fines and penalties, criminal sanctions, prohibitions on the conduct of our business and reputational damage. The debt purchase and collections sector and the broader consumer credit industry in the United Kingdom, Ireland and the other European jurisdictions in which we operate are also highly regulated under various laws and regulations. This legislation is principles-based and therefore the interpretation of compliance is complex and may change over time. Failure to comply with any applicable laws, regulations, rules or contractual compliance obligations could result in investigations, information gathering, public censures, financial penalties, disciplinary measures, liability and/or enforcement actions, including licenses or permissions that we need to do business not being granted or being revoked or the suspension or termination of our ability to conduct collections. In addition, our debt purchase contracts with vendors include certain conditions and failure to comply or revocation of a permission or authorization, or other actions taken by us that may damage the reputation of the vendor, may entitle the vendor to terminate any agreements with us. Damage to our reputation, whether because of a failure to comply with applicable laws, regulations or rules, revocation of a permission or authorization, any other regulatory action or our failure to Table of Contents 18 comply with contractual compliance obligations, could deter vendors from choosing us as their debt purchase or collections provider. Compliance with this extensive regulatory framework is expensive and labor-intensive. Any of the foregoing could have an adverse effect on our business, financial condition and operating results. We are subject to ongoing risks of regulatory investigations and litigation, including individual and class action lawsuits, under consumer credit, consumer protection, theft, privacy, collections, and other laws, and we may be subject to awards of substantial damages or be required to make other expenditures or change our business practices as a result. We operate in an extremely litigious climate and currently are, and may in the future be, named as defendants in litigation, including individual and class action lawsuits under consumer credit, consumer protection, theft, privacy, data security, automated dialing equipment, debt collections, and other laws. Many of these cases present novel issues on which there is no clear legal precedent, which increases the difficulty in predicting both the potential outcomes and costs of defending these cases. We are subject to ongoing risks of regulatory investigations, inquiries, litigation, and other actions by the CFPB, FTC, FCA, state Attorneys General, Central Bank of Ireland or other governmental bodies relating to our activities. For example, in September 2020 the CFPB filed a lawsuit alleging that Encore and certain of its US subsidiaries had violated the 2015 Consent Order and in October 2020 we entered into the Stipulated Judgment with the CFPB to resolve the lawsuit. These litigation and regulatory actions involve potential compensatory or punitive damage claims, fines, costs, sanctions, civil monetary penalties, consumer restitution, or injunctive relief, as well as other forms of relief, that could require us to pay damages, make other expenditures or result in changes to our business practices. Any changes to our business practices could result in lower collections, increased cost to collect or reductions in estimated remaining collections. Actual losses incurred by us in connection with judgments or settlements of these matters may be more than our associated reserves. Further, defending lawsuits and responding to governmental inquiries or investigations, regardless of their merit, could be costly and divert management’s attention from the operation of our business. All of these factors could have an adverse effect on our business, financial condition and operating results. Negative publicity associated with litigation, governmental investigations, regulatory actions, cybersecurity breaches and other public statements could damage our reputation. From time to time there are negative news stories about our industry or company, especially with respect to alleged conduct in collecting debt from consumers. These stories may follow the announcements of litigation or regulatory actions involving us or others in our industry. Negative publicity about our alleged or actual debt collection practices, about the debt collection industry in general or our cybersecurity could adversely affect our stock price, our position in the marketplace in which we compete, and our ability to purchase charged-off receivables, any of which could have an adverse effect on our business, financial condition and operating results. Risks Related to Our Indebtedness and Common Stock Our significant indebtedness could adversely affect our financial health and could harm our ability to react to changes to our business. As described in greater detail in “Note 6: Borrowings” to our consolidated financial statements, as of December 31, 2023, our total long-term indebtedness outstanding was approximately $3.3 billion. Our substantial indebtedness could have important consequences to investors. For example, it could: • increase our vulnerability to general economic downturns and industry conditions; • require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements; • limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; • place us at a competitive disadvantage compared to competitors that have less debt; • increase our exposure to market and regulatory changes that could diminish the amount and value of our inventory that we borrow against under our secured credit facilities; and • limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, our ability to borrow additional funds, make investments and incur liens, among other things. Any of these factors could adversely affect our business, financial condition and operating results. Table of Contents 19

Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness or to make cash payments in connection with any conversion of our convertible notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate adequate cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations which could, in turn, adversely affect our business, financial condition and operating results. Despite our current indebtedness levels, we may still incur substantially more indebtedness or take other actions which would intensify the risks discussed above. Despite our current consolidated indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. We are not restricted under the terms of the indentures governing our convertible notes from incurring additional indebtedness, securing existing or future indebtedness, recapitalizing our indebtedness or taking a number of other actions that could have the effect of diminishing our ability to make payments on our indebtedness. Although our credit facilities and other existing debt currently limit the ability of us and certain of our subsidiaries to incur certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, additional indebtedness incurred in compliance with these restrictions, including additional secured indebtedness, could be substantial. Also, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. To the extent new indebtedness or other new obligations are added to our current levels, the risks described above could intensify. We may not be able to continue to satisfy the covenants in our debt agreements. Our debt agreements impose a number of covenants, including restrictive covenants on how we operate our business. Failure to satisfy any one of these covenants could result in negative consequences including the following, each of which could have an adverse effect on our business, financial condition and operating results: • acceleration or amortization of outstanding indebtedness; • exercise by our lenders of rights with respect to the collateral pledged under certain of our outstanding indebtedness; • our inability to continue to purchase receivables needed to operate our business; • decrease in the level of liquidity that can be accessed under certain of our debt agreements; or • our inability to secure alternative financing on favorable terms, if at all. In particular, the Global Senior Facility also requires the Company and the guarantors to observe certain customary affirmative covenants, including three maintenance covenants. These require the Company to ensure that the LTV Ratio (as defined in the Global Senior Facility) does not exceed 0.75 and the SSRCF Ratio (as defined in the Global Senior Facility) does not exceed 0.275. The Company is further required to maintain a Fixed Charge Coverage Ratio (as defined in the Global Senior Facility) of at least 2.0. These financial covenants are, subject in the case of the LTV Ratio to a minimum drawing requirement, tested quarterly (or with respect to the SSRCF Ratio, monthly). The breach of any of these maintenance covenants could lead to the consequences referred to above. Increases in interest rates could adversely affect our business, financial condition and operating results. Portions of our outstanding debt bear interest at a variable rate. Increases in interest rates could increase our interest expense which would, in turn, lower our earnings. We may periodically evaluate whether to enter into derivative financial instruments, such as interest rate swap agreements, to reduce our exposure to fluctuations in interest rates on variable interest rate debt and their impact on earnings and cash flows. These strategies may not be effective in protecting us against the effects of fluctuations from movements in interest rates. Increases in interest rates could adversely affect our business, financial condition and operating results. Our common stock price may be subject to significant fluctuations and volatility. The market price of our common stock has been subject to significant fluctuations. These fluctuations could continue. Among the factors that could affect our stock price are: Table of Contents 20

• our operating and financial performance and prospects; • our ability to repay our debt; • our access to financial and capital markets to refinance our debt; • investor perceptions of us and the industry and markets in which we operate; • future sales of equity or equity-related securities; • changes in earnings estimates or buy/sell recommendations by analysts; • changes in the supply of, demand for or price of portfolios; • our acquisition activity, including our expansion into new markets; • regulatory changes affecting our industry generally or our business and operations; • general financial, domestic, international, economic and other market conditions; and • the number of short positions on our stock at any particular time. The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this Annual Report on Form 10-K, elsewhere in our filings with the SEC from time to time or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. The price of our common stock could also be affected by possible sales of our common stock by investors who view our convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. If securities or industry analysts have a negative outlook regarding our stock or our industry, or our operating results do not meet their expectations, our stock price could decline. The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us. If one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline. Future sales of our common stock or the issuance of other equity securities may adversely affect the market price of our common stock. In the future, we may sell additional shares of our common stock or other equity or equity-related securities to raise capital or issue equity securities to finance acquisitions. In addition, a substantial number of shares of our common stock are reserved for issuance upon conversion of our convertible notes. We are not restricted from issuing additional common stock, including securities that are convertible into, or that represent the right to receive, common stock. The liquidity and trading volume of our common stock is limited. The issuance or sale of substantial amounts of our common stock or other equity or equity-related securities (or the perception that such issuances or sales may occur) could adversely affect the market price of our common stock as well as our ability to raise capital through the sale of additional equity or equity-related securities. We cannot predict the effect that future issuances or sales of our common stock or other equity or equity-related securities would have on the market price of our common stock. We may not have the ability to raise the funds necessary to repurchase our notes upon a fundamental change or change of control or to settle conversions in cash, and our future indebtedness may contain limitations on our ability to pay cash upon conversion of our convertible notes. Holders of our notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change or a change of control at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. In addition, upon a conversion of notes we will be required to make cash payments for each $1,000 in principal amount of notes converted of at least the lesser of $1,000 and the sum of certain daily conversion values. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or to settle conversions in cash. In addition, certain of our debt agreements contain restrictive covenants that limit our ability to engage in specified types of transactions, which may affect our ability to repurchase our notes. Further, our ability to repurchase our notes or to pay cash upon conversion may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase the notes or to pay cash upon conversion of the notes at a time when the repurchase or cash payment upon conversion is required by any indenture pursuant to which the notes were offered would constitute a default under the relevant indenture. Such default could constitute a default under other agreements Table of Contents 21 governing our indebtedness. If the repayment of any indebtedness were to be accelerated, we may not have sufficient funds to repay such indebtedness and repurchase the notes. Provisions in our charter documents and Delaware law may delay or prevent acquisition of us, which could decrease the value of shares of our common stock. Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include advance notice provisions, limitations on actions by our stockholders by written consent and special approval requirements for transactions involving interested stockholders. We are authorized to issue up to five million shares of preferred stock, the relative rights and preferences of which may be fixed by our Board of Directors, subject to the provisions of our articles of incorporation, without stockholder approval. The issuance of preferred stock could be used to dilute the stock ownership of a potential hostile acquirer. The provisions that discourage potential acquisitions of us and adversely affect the voting power of the holders of common stock may adversely affect the price of our common stock. General We are dependent on our management team for the adoption and implementation of our strategies and the loss of its services could have an adverse effect on our business. Our management team has considerable experience in finance, banking, consumer collections, and other industries. We believe that the expertise of our executives obtained by managing businesses across numerous other industries has been critical to the enhancement of our operations. Our management team has created a culture of new ideas and progressive thinking, coupled with increased use of technology and statistical analysis. The management teams at each of our operating subsidiaries are also important to the success of their respective operations. The loss of the services of one or more key members of management could disrupt our collective operations and seriously impair our ability to continue to acquire or collect on portfolios of charged-off receivables and to manage and expand our business, any of which could have an adverse effect on our business, financial condition and operating results. We may not be able to recruit and retain key employees and workers in a competitive labor market. If we cannot successfully recruit and retain key employees and workers, or if we experience the unexpected loss of those employees, our operations may be negatively affected. In addition, cost inflation may require us to enhance our compensation in order to compete effectively in the hiring and retention of employees. We may make acquisitions that prove unsuccessful and any mergers, acquisitions, dispositions or joint venture activities may change our business and financial results and introduce new risks. From time to time, we may make acquisitions of, or otherwise invest in, other companies that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to businesses and markets that we do not currently serve. The acquisitions we make may be unprofitable or may take some time to achieve profitability. In addition, we may not successfully operate the businesses that we acquire, or may not successfully integrate these businesses with our own, which may result in our inability to maintain our goals, objectives, standards, controls, policies, culture, or profitability. Through acquisitions, we may enter markets in which we have limited or no experience. Any acquisition may result in a potentially dilutive issuance of equity securities, and the incurrence of additional debt which could reduce our profitability. We also pursue dispositions and joint ventures from time to time. Any such transactions could change our business lines, geographic reach, financial results or capital structure. Our company could be larger or smaller after any such transactions and may have a different investment profile. An impairment of goodwill could negatively impact our financial results. We have a significant amount of goodwill. Goodwill is tested for impairment at the reporting unit level annually and in interim periods if certain events occur that indicate that the fair value of a reporting unit may be below its carrying value. The goodwill test compares the fair value for each of our reporting units to its associated carrying value. Determining the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. Adverse changes in the Company’s actual or expected operating results, market capitalization, business climate, economic factors or other negative events that may be outside the control of management could result in a material non-cash impairment charge in the future. The annual goodwill impairment analysis performed during the fourth quarter of 2023 resulted in an impairment charge for the Cabot reporting unit of $238.2 million. There can, however, be no assurance that we will not be required to take an additional impairment charge in the future, which could have a material adverse effect on our results of operations. Table of Contents 22

We may consume resources in pursuing business opportunities, financings or other transactions that are not consummated, which may strain or divert our resources. We anticipate that the investigation of various transactions, and the negotiation, drafting, and execution of relevant agreements, disclosure documents and other instruments with respect to such transactions, will require substantial management time and attention and substantial costs for financial advisors, accountants, attorneys and other advisors. If a decision is made not to consummate a specific transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific transaction, we may fail to consummate the transaction for any number of reasons, including those beyond our control. Any such event could consume significant management time and result in a loss to us of the related costs incurred, which could adversely affect our financial position and our business. Failure to establish and maintain effective internal controls could have a material adverse effect on the accuracy and timing of our financial reporting in future periods. As a publicly traded company, we are subject to the Securities Exchange Act of 1934 (the “Exchange Act”) and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. Any such failures could have a material adverse effect on our financial results and investor confidence and the market for our common stock. Table of Contents 23

Item 1B—Unresolved Staff Comments None. Item 1C—Cybersecurity Cybersecurity Risk Management and Strategy We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes: • risk assessments designed to help identify material cybersecurity risks to our critical systems and our broader enterprise IT environment; • a security team principally responsible for implementing and managing (1) our cybersecurity risk assessment processes, (2) our security controls, (3) technical security tools and safeguards and (4) our response to cybersecurity incidents; • reviews and audits by our internal audit department; • the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; • cybersecurity awareness training of our employees, incident response personnel, and senior management; • a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and • a third-party risk management and oversight process for service providers, suppliers, and vendors. We have experienced, and will continue to experience, cybersecurity incidents from time to time in the normal course of business. However, based on our assessments, these incidents have not had a material impact, and we do not believe the incidents have materially affected or will materially affect us, including our operations, business strategy, results of operations or financial condition. For more information regarding risks we face from cybersecurity threats, please see Item 1A- Risk Factors. Cybersecurity Governance Our Board considers cybersecurity risk as part of its risk oversight function and has delegated the oversight of cybersecurity and other information technology risks to the Risk Committee. The Risk Committee oversees management’s implementation of our cybersecurity risk management program. The Risk Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Risk Committee, as necessary, regarding significant cybersecurity incidents. The Risk Committee regularly reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our risk management program. Board members receive presentations on cybersecurity topics from management, internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies. Table of Contents 24

Our Chief Information Officer, Chief Risk, Strategy and Compliance Officer and General Counsel, are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our Chief Information Officer has primary responsibility for our overall cybersecurity program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Chief Risk, Strategy and Compliance Officer has primary responsibility for our enterprise risk management program, including oversight of our cybersecurity risk management program. Our general counsel has primary responsibility for legal assessments, including assessments related to cybersecurity matters. Such individuals have an average of over 15 years of prior work experience in various roles involving information technology (including information security), risk and compliance or legal and risk analysis. This team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. Item 2—Properties We lease office space for our corporate headquarters in San Diego, California. We also lease office space for our call centers, internal legal and consumer support services in the United States, Costa Rica, India, the United Kingdom and other European countries. We believe that our current leased facilities are generally well maintained and in good operating condition. We believe that these facilities are suitable and sufficient for our operational needs. Our policy is to improve, replace, and supplement the facilities as considered appropriate to meet the needs of our operations. Item 3—Legal Proceedings We are involved in disputes, legal actions, regulatory investigations, inquiries, and other actions from time to time in the ordinary course of business. Although no assurance can be given with respect to the outcome of these or any other actions and the effect such outcomes may have, based on our current knowledge, we believe any liability resulting from the outcome of such disputes, legal actions, regulatory investigations, inquiries, and other actions will not have a material adverse effect on our business, financial position or results of operations. For additional information see “Note 13: Commitments and Contingencies” to the consolidated financial statements. Item 4—Mine Safety Disclosures Not applicable. Table of Contents 25

Table of Contents

PART II

Item 5—Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ECPG."

The closing price of our common stock on February 15, 2024, was $51.02 per share and there were 22 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our stock represented by these stockholders of record.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each, as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the total cumulative stockholder return on our common stock for the period from December 31, 2018 through December 31, 2023, with the cumulative total return of (a) the NASDAQ Composite Index, (b) a peer group consisting of B2Impact (previously "B2Holding"), Hoist Finance, Intrum, Kruk and PRA Group, Inc. which we believe are comparable companies. The comparison assumes that $100 was invested on December 31, 2018, in our common stock and in each of the comparison indices (including reinvestment of dividends). The stock price performance reflected in the following graph is not necessarily indicative of future stock price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Encore Capital Group, Inc., the NASDAQ Composite Index,
and Peer Group
$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/18
12/19
12/20
12/21
12/22
12/23
Encore Capital Group, Inc.
NASDAQ Composite Index
Peer Group

		12/18		12/19		12/20		12/21		12/22		12/23
Encore Capital Group, Inc.	$	100.00	$	150.47	$	165.74	$	264.30	$	203.97	$	215.93
NASDAQ Composite Index	$	100.00	$	136.69	$	198.10	$	242.03	$	163.28	$	236.17
Peer Group	$	100.00	$	127.45	$	122.50	$	149.24	$	98.64	$	106.17

26

Dividend Policy As a public company, we have never declared or paid dividends on our common stock. The declaration, payment, and amount of future dividends, if any, is subject to the discretion of our Board of Directors, which may review our dividend policy from time to time in light of the then existing relevant facts and circumstances. Our ability to pay dividends may be restricted by covenants in certain of the indentures governing our senior secured notes and by the terms of our global senior secured revolving credit facility (“Global Senior Facility”). We may also be subject to additional dividend restrictions under future debt agreements or the terms of securities we may issue in the future. Share Repurchases In August 2015, our Board of Directors approved a $50.0 million share repurchase program. In May 2021, we announced that the Board of Directors had approved an increase in the size of the repurchase program from $50.0 million to $300.0 million (an increase of $250.0 million). Repurchases under this program are expected to be made from cash on hand and/or a drawing from our Global Senior Facility, and may be made from time to time, subject to market conditions and other factors, in the open market, through private transactions, block transactions, or other methods as determined by management and our Board of Directors, and in accordance with market conditions, other corporate considerations, and applicable regulatory requirements. The program does not obligate us to acquire any particular amount of common stock, and it may be modified or suspended at any time at our discretion. During the year ended December 31, 2022, we repurchased 1,497,184 shares of our common stock for approximately $86.9 million under the share repurchase program. Our practice is to retire the shares repurchased. We did not make any repurchases under the share repurchase program during the year ended December 31, 2023. Recent Sales of Unregistered Securities None. Equity Compensation Plan Information See Item 12—“Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.” Item 6—[Reserved] Table of Contents 27

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis is intended to help investors understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion together with our consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains “forward-looking statements” relating to Encore Capital Group, Inc. (“Encore”) and its subsidiaries (which we may collectively refer to as the “Company,” “we,” “our” or “us”) within the meaning of the securities laws. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “will,” “may,” and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we caution that these expectations or predictions may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control or cannot be predicted or quantified, that could cause actual results to differ materially from those suggested by the forward-looking statements. Many factors including, but not limited to, those set forth in this Annual Report on Form 10-K under “Part I, Item 1A—Risk Factors,” could cause our actual results, performance, achievements, or industry results to be very different from the results, performance, achievements or industry results expressed or implied by these forward-looking statements. Our business, financial condition, or results of operations could also be materially and adversely affected by other factors besides those listed. Forward-looking statements speak only as of the date the statements were made. We do not undertake any obligation to update or revise any forward-looking statements to reflect new information or future events, or for any other reason, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. In addition, it is generally our policy not to make any specific projections as to future earnings, and we do not endorse projections regarding future performance that may be made by third parties. Our Business We are an international specialty finance company providing debt recovery solutions and other related services for consumers across a broad range of financial assets. We purchase portfolios of defaulted consumer receivables at deep discounts to face value and manage them by working with individuals as they repay their obligations and work toward financial recovery. Defaulted receivables are consumers’ unpaid financial commitments to credit originators, including banks, credit unions, consumer finance companies and commercial retailers. Defaulted receivables may also include receivables subject to bankruptcy proceedings. We also provide debt servicing and other portfolio management services to credit originators for non- performing loans in Europe. Encore Capital Group, Inc. (“Encore”) has three business units: MCM, which consists of Midland Credit Management, Inc. and its subsidiaries and domestic affiliates; Cabot, which consists of Cabot Credit Management Limited (“CCM”) and its subsidiaries and European affiliates, and LAAP, which is comprised of our investments and operations in Latin America and Asia-Pacific. MCM (United States) Through MCM, we are a market leader in portfolio purchasing and recovery in the United States. Cabot (Europe) Through Cabot, we are one of the largest credit management services providers in Europe and the United Kingdom. Cabot, in addition to its primary business of portfolio purchasing and recovery, also provides a range of debt servicing offerings such as early stage collections, business process outsourcing (“BPO”), and contingent collections, including through Wescot Credit Services Limited (“Wescot”), a leading UK contingency debt collection and BPO services company. LAAP (Latin America and Asia-Pacific) We have purchased non-performing loans in Mexico. Additionally, we have invested in Encore Asset Reconstruction Company (“EARC”) in India. To date, operating results from LAAP have not been significant to our total consolidated operating results. Our long-term growth strategy is focused on continuing to invest in our core portfolio purchasing and recovery business in the United States and United Kingdom and strengthening and developing our business in the rest of Europe. Table of Contents 28

Macroeconomic Update During 2021, excess consumer liquidity resulting from the COVID-19 pandemic led to consumer behavior (particularly in the U.S.) that contributed to record collections. Similarly, as reported by leading financial industry publications, excess consumer liquidity resulted in lower levels of delinquencies and charge offs for leading lenders. As a result, 2021 was a period of decreased supply and competitive pricing. During 2022, consumer behavior in the U.S. that contributed to record collections in 2021 normalized, particularly in the second half of the year. Delinquencies, charge offs and market supply remained at lower levels primarily for the first half of the year, resulting in pressure on portfolio pricing. As the year progressed, we began to see signs of increased delinquencies and charge offs in the U.S., which we believe contributed to an increase in portfolio supply. Portfolio pricing in the U.S. in the fourth quarter began to soften, while pricing in the U.K. and Europe remained competitive. Throughout 2022 we noted higher interest rates, elevated levels of inflation, agent staffing challenges as a result of the tight labor market and large foreign exchange rate fluctuations. During 2023, we believe increased supply led to improved portfolio pricing in the U.S. Inflation in the U.K. put pressure on wages and other costs early in the year and we took action to control our cost base, including a headcount reduction in support functions at Cabot. Despite higher interest rates impacting funding costs for market participants in 2023, we believe that the portfolio pricing environment in the U.K. and Europe did not yet fully reflect increased funding costs that resulted from higher interest rates. Government Regulation As discussed in more detail under “Part I - Item 1—Business - Government Regulation” contained in this Annual Report on Form 10-K, our operations in the United States are subject to federal, state and municipal statutes, rules, regulations and ordinances that establish specific guidelines and procedures that debt purchasers and collectors must follow when collecting consumer accounts, including among others, specific guidelines and procedures for communicating with consumers and prohibitions on unfair, deceptive or abusive debt collection practices. Additionally, our operations in Europe are affected by foreign statutes, rules and regulations regarding debt collection and debt purchase activities. These statutes, rules, regulations, ordinances, guidelines and procedures are modified from time to time by the relevant authorities charged with their administration, which could affect the way we conduct our business. Portfolio Purchasing and Recovery MCM (United States) In the United States, the defaulted consumer receivable portfolios we purchase are primarily charged-off credit card debt portfolios. A small percentage of our capital deployment in the United States is comprised of receivable portfolios subject to Chapter 13 and Chapter 7 bankruptcy proceedings. We purchase receivables based on robust, account-level valuation methods and employ proprietary statistical and behavioral models across our U.S. operations. These methods and models generally allow us to value portfolios accurately (limiting the risk of overpaying), avoid buying portfolios that are incompatible with our methods or strategies and align the accounts we purchase with our business channels to maximize future collections. As a result, we have been able to realize significant returns from the receivables we acquire. We maintain strong relationships with many of the largest financial service providers in the United States. Cabot (Europe) In Europe, our purchased defaulted debt portfolios primarily consist of paying and non-paying consumer loan accounts. We also purchase: (1) portfolios that are in insolvency status, in particular, individual voluntary arrangements; and (2) non- performing secured mortgage portfolios and real estate assets previously securing mortgage portfolios. When we take possession of the underlying real estate assets or purchase real estate assets, we refer to those as real estate-owned assets, or REO assets. We purchase paying and non-paying receivable portfolios using a proprietary pricing model that utilizes account-level statistical and behavioral data. This model generally allows us to value portfolios accurately and quantify portfolio performance in order to maximize future collections. As a result, we have been able to realize significant returns from the assets we have acquired. We maintain strong relationships with many of the largest financial services providers in the United Kingdom and Europe. Table of Contents 29

Table of Contents

Purchases and Collections

Portfolio Pricing, Supply and Demand

MCM (United States)

With lending surpassing pre-pandemic levels and with rising delinquency rates, we have seen an increase in supply. Issuers have continued to sell predominantly fresh portfolios. Fresh portfolios are portfolios that are generally sold within six months of the consumer's account being charged-off by the financial institution. Pricing in the fourth quarter continued to improve as a result of increased supply. Issuers continue to sell their volume in mostly forward flow arrangements that are often committed early in the calendar year. We believe growth in lending and rising delinquency rates will drive continued growth in supply.

We believe that smaller competitors continue to face difficulties in the portfolio purchasing market because of the high cost to operate due to regulatory pressure and increasing cost of capital. We believe this favors larger participants, like MCM, because the larger market participants are better able to adapt to these pressures and commit to larger forward flow agreements and fluctuating volumes.

Cabot (Europe)

The UK market for charged-off portfolios prior to the COVID-19 pandemic generally provided a relatively consistent pipeline of opportunities, despite a historically low level of charge-off rates, as creditors had embedded debt sales as an integral part of their business models. The percentage of volume that is sold in multi-year forward flow arrangements is increasing.

The Spain, France, and Portugal debt markets continue to be three of the largest in Europe with significant debt sales and an expectation of a significant amount of debt to be sold in the future. Financial institutions continue to look to dispose of non-performing loans in these markets.

Banks decreased portfolio sales at the beginning of the COVID-19 pandemic in order to focus on customers' needs. While we have seen a resumption of sales activity across all of our European markets, underlying default rates are generally low by historic levels, and sales levels are expected to fluctuate from quarter to quarter. In general, supply remains slightly below pre-pandemic levels while portfolio pricing remains competitive across our European footprint; however we began to see improvement in pricing in the fourth quarter.

Purchases by Geographic Location

The following table summarizes purchases of receivable portfolios by geographic location during the periods presented *(in thousands):*

	Year Ended December 31,		
	2023	2022	2021
MCM (United States)	$ 814,557	$ 556,000	$ 408,741
Cabot (Europe)	259,255	244,507	255,788
Total purchases of receivable portfolios	$ 1,073,812	$ 800,507	$ 664,529

In the United States, capital deployment increased during the year ended December 31, 2023, as compared to 2022. The majority of our deployments in the U.S. come from forward flow agreements, and the timing, contract duration, and volumes for each contract can fluctuate leading to variation when comparing to prior periods. Portfolio purchases in the U.S. were robust as supply increased and pricing improved. Capital deployment increased for the year ended December 31, 2022, as compared to 2021, primarily due to an increase in supply in the U.S. to pre-pandemic levels.

In Europe, capital deployment increased during the year ended December 31, 2023, as compared to 2022. Pricing continues to remain competitive in Europe and as a result purchases were limited for all the periods presented as compared to pre-pandemic levels. In Europe, bank delinquencies remain at relatively low levels, and the level of outstanding unsecured consumer borrowings, while increasing, is still below pre-pandemic levels. Capital deployment decreased for the year ended December 31, 2022, as compared to 2021, primarily due to the unfavorable impact from foreign currency translation driven by the strengthening of the U.S. dollar against the British Pound.

In addition to the purchases of receivable portfolios discussed above, during the years ended December 31, 2023, 2022, and 2021, we also invested $26.9 million, $39.3 million, and $17.1 million in REO assets, respectively.

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Table of Contents

Collections from Purchased Receivables by Channel and Geographic Location

We utilize three channels for the collection of our purchased receivables: call center and digital collections; legal collections; and collection agencies. The call center and digital collections channel consists of collections that result from our call centers, direct mail program and online collections. The legal collections channel consists of collections that result from our internal legal channel or from our network of retained law firms. The collection agencies channel consists of collections from third-party collections agencies to whom we pay a fee or commission. We utilize this channel to supplement capacity in our internal call centers, to service accounts in regions where we do not have collections operations or for accounts purchased where we maintain the collection agency servicing relationship. The following table summarizes the total collections by collection channel and geographic area during the periods presented (*in thousands*):

	Year Ended December 31,		
	2023	2022	2021
MCM (United States):			
Call center and digital collections	$ 783,164	$ 772,728	$ 971,459
Legal collections	526,197	581,078	662,810
Collection agencies	5,221	1,126	7,429
Subtotal	1,314,582	1,354,932	1,641,698
Cabot (Europe):			
Call center and digital collections	217,784	203,378	259,666
Legal collections	189,406	193,348	203,339
Collection agencies	136,841	156,545	181,974
Subtotal	544,031	553,271	644,979
Other geographies:	3,954	3,334	20,682
Total collections from purchased receivables	$ 1,862,567	$ 1,911,537	$ 2,307,359

Gross collections from purchased receivables remained relatively stable during the year ended December 31, 2023, as compared to gross collections during the year ended December 31, 2022.

Gross collections from purchased receivables decreased $395.8 million, or 17.2%, to $1,911.5 million during the year ended December 31, 2022, from $2,307.4 million during the year ended December 31, 2021. The decrease of collections in the United States was primarily a result of an unusually high level of collections in 2021 resulting from changes in consumer behavior during the COVID-19 pandemic. The decrease was also a result of lower purchasing volumes in recent periods due to the COVID-19 pandemic. The changes in consumer behavior that resulted from the impacts of the COVID-19 pandemic, while more prevalent in 2021, continued through the first half of 2022. We believe the pandemic-related drivers of this changed behavior have normalized. The decrease in collections from purchased receivables in Europe was primarily due to the unfavorable impact from foreign currency translation, primarily by the strengthening of the U.S. dollar against the British Pound. In addition, continuing labor market tightness in the UK affected agent staffing levels and, consequently, mildly impacted collections for the year.

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Table of Contents

Results of Operations

Results of operations, in dollars and as a percentage of total revenues, were as follows for the periods presented *(in thousands, except percentages)*:

	Year Ended December 31,					
	2023		2022		2021	
Revenues						
Revenue from receivable portfolios	$ 1,204,437	98.5 %	$ 1,202,361	85.9 %	$ 1,287,730	79.8 %
Changes in recoveries	(82,530)	(6.7)%	93,145	6.7 %	199,136	12.3 %
Total debt purchasing revenue	1,121,907	91.8 %	1,295,506	92.6 %	1,486,866	92.1 %
Servicing revenue	83,136	6.8 %	94,922	6.8 %	120,778	7.5 %
Other revenues	17,637	1.4 %	7,919	0.6 %	6,855	0.4 %
Total revenues	1,222,680	100.0 %	1,398,347	100.0 %	1,614,499	100.0 %
Operating expenses						
Salaries and employee benefits	391,532	32.0 %	375,135	26.8 %	385,178	23.9 %
Cost of legal collections	224,252	18.3 %	217,944	15.6 %	254,280	15.7 %
General and administrative expenses	144,862	11.8 %	145,798	10.4 %	137,695	8.6 %
Other operating expenses	111,179	9.1 %	111,234	8.0 %	106,938	6.6 %
Collection agency commissions	35,657	2.9 %	35,568	2.5 %	47,057	2.9 %
Depreciation and amortization	41,737	3.4 %	46,419	3.3 %	50,079	3.1 %
Goodwill impairment	238,200	19.5 %	—	— %	—	— %
Impairment of intangible assets	18,726	1.5 %	4,075	0.3 %	—	— %
Total operating expenses	1,206,145	98.5 %	936,173	66.9 %	981,227	60.8 %
Income from operations	16,535	1.5 %	462,174	33.1 %	633,272	39.2 %
Other expense						
Interest expense	(201,877)	(16.5)%	(153,308)	(11.0)%	(169,647)	(10.5)%
Loss on extinguishment of debt	—	— %	—	— %	(9,300)	(0.6)%
Other income (expense)	5,078	0.3 %	2,123	0.1 %	(17,784)	(1.1)%
Total other expense	(196,799)	(16.2)%	(151,185)	(10.9)%	(196,731)	(12.2)%
(Loss) income before income taxes	(180,264)	(14.7)%	310,989	22.2 %	436,541	27.0 %
Provision for income taxes	(26,228)	(2.1)%	(116,425)	(8.3)%	(85,340)	(5.2)%
Net (loss) income	(206,492)	(16.8)%	194,564	13.9 %	351,201	21.8 %
Net income attributable to noncontrolling interest	—	— %	—	— %	(419)	(0.1)%
Net (loss) income attributable to Encore Capital Group, Inc. stockholders	$ (206,492)	(16.8)%	$ 194,564	13.9 %	$ 350,782	21.7 %

32

Comparison of Results of Operations Our Annual Report on Form 10-K for the year ended December 31, 2022 includes discussion and analysis of our financial condition and results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021 in Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Revenues Our revenues primarily include debt purchasing revenue, which is revenue recognized from engaging in debt purchasing and recovery activities. We apply our charge-off policy and fully write-off the amortized costs (i.e., face value net of noncredit discount) of the individual receivables we acquire immediately after purchasing the portfolio. We then record a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which is presented as “Investment in receivable portfolios, net” in our consolidated statements of financial condition. The discount rate is an effective interest rate (or “purchase EIR”) established based on the purchase price of the portfolio and the expected future cash flows at the time of purchase. Debt purchasing revenue includes two components: (1) Revenue from receivable portfolios, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR), and (2) Changes in recoveries, which includes: (a) Recoveries above (below) forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and (b) Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections “pulled forward from” or “pushed out to” future periods (i.e. amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases). Certain pools already fully recovered their cost basis and became zero basis portfolios (“ZBA”) prior to our adoption of the accounting standard for Financial Instruments - Credit Losses (“CECL”) in January 2020. We did not establish a negative allowance for these pools as we elected the Transition Resource Group for Credit Losses’ practical expedient to retain the integrity of these legacy pools. Similar to how we treated ZBA collections prior to the adoption of CECL, all subsequent collections to the ZBA pools are recognized as ZBA revenue, which is included in revenue from receivable portfolios in our consolidated statements of operations. Servicing revenue consists primarily of fee-based income earned on accounts collected on behalf of others, primarily credit originators. We earn fee-based income by providing debt servicing (such as early stage collections, BPO, contingent collections, trace services and litigation activities) to credit originators for non-performing loans in Europe. Other revenues primarily include revenues recognized from the sale of real estate assets that are acquired as a result of our investments in non-performing secured residential mortgage portfolios and real estate assets in Europe and LAAP. Table of Contents 33

Table of Contents

The following table summarizes revenues for the periods presented (*in thousands, except percentages)*:

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Revenue recognized from portfolio basis	$ 1,176,835	$ 1,169,010	$ 7,825	0.7 %
ZBA revenue	27,602	33,351	(5,749)	(17.2)%
Revenue from receivable portfolios	1,204,437	1,202,361	2,076	0.2 %
Recoveries (below) above forecast	(33,405)	29,253	(62,658)	(214.2)%
Changes in expected future recoveries	(49,125)	63,892	(113,017)	(176.9)%
Changes in recoveries	(82,530)	93,145	(175,675)	(188.6)%
Debt purchasing revenue	1,121,907	1,295,506	(173,599)	(13.4)%
Servicing revenue	83,136	94,922	(11,786)	(12.4)%
Other revenues	17,637	7,919	9,718	122.7 %
Total revenues	$ 1,222,680	$ 1,398,347	$ (175,667)	(12.6)%

Our operating results are impacted by foreign currency translation, which represents the effect of translating operating results where the functional currency is different than our U.S. dollar reporting currency. The strengthening of the U.S. dollar relative to other foreign currencies has an unfavorable impact on our international revenues, and the weakening of the U.S. dollar relative to other foreign currencies has a favorable impact on our international revenues. There was no material foreign currency translation impact to our revenue for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Revenue recognized from portfolio basis stayed consistent during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

As discussed above, ZBA revenue represents collections from our legacy ZBA pools. We expect our ZBA revenue to continue to decline as we collect on these legacy pools. We do not expect to have new ZBA pools in the future.

Recoveries above or below forecast represent over and under-performance in the reporting period, respectively. Collections under-performed the forecasted collections by approximately $13.3 million and $33.4 million during the three months and year ended December 31, 2023, respectively. The under-performance was primarily attributable to shortfalls in collections for our 2022 and 2021 U.S. vintages as consumers transitioned back to more normalized payment behavior. Recoveries below forecast were approximately $22.2 million during the three months ended December 31, 2022, recoveries above forecast were approximately $29.3 million during the year ended December 31, 2022.

We reassess the forecasts of expected lifetime recoveries each quarter by considering, among other factors, historical and current collection performance, changes in consumer behaviors, and macroeconomic environment. As a result, we have updated our forecast, including reducing expected future recoveries for certain static pools, primarily the 2022 and 2021 U.S. vintages, where the initial cash flow forecasts were established during a period marked by changed consumer behavior, which caused challenges in forecasting. The changes to the forecast, when discounted to present value, resulted in a net negative change in expected future recoveries of approximately $39.2 million for the three months ended December 31, 2023. This negative change in expected future recoveries when combined, together with net $9.9 million of negative changes in expected future recoveries recorded in the first nine months of the year resulted in a net negative change in expected future recoveries of approximately $49.1 million during the year ended December 31, 2023. We recorded approximately $64.0 million net negative change in expected future period recoveries during the three months ended December 31, 2022 and $63.9 million in net positive change in expected future period recoveries during the year ended December 31, 2022.

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The following tables summarize collections from purchased receivables, revenue from receivable portfolios, end of period receivable balance and other related supplemental data, by year of purchase (*in thousands, except percentages*):

	Year Ended December 31, 2023			As of December 31, 2023	
	Collections	Revenue from Receivable Portfolios	Changes in Recoveries	Investment in Receivable Portfolios	Monthly EIR
United States:					
ZBA	$ 27,584	$ 27,584	$ —	$ —	— %
2011	13,276	12,519	434	1,003	88.6 %
2012	15,881	14,209	1,062	2,479	42.0 %
2013	34,529	32,570	157	5,601	40.5 %
2014	20,910	13,873	3,965	16,271	6.7 %
2015	19,518	10,665	1,541	19,042	3.9 %
2016	35,130	19,773	2,343	33,504	4.2 %
2017	57,985	35,121	3,380	42,838	5.5 %
2018	89,548	51,015	(6,206)	83,861	4.0 %
2019	164,106	91,341	(2,668)	160,976	3.8 %
2020	194,522	104,555	(3,622)	187,358	3.7 %
2021	188,895	109,241	(23,969)	175,906	3.9 %
2022	268,516	179,175	(51,222)	398,824	3.1 %
2023	184,182	136,249	29,359	793,117	3.2 %
Subtotal	1,314,582	837,890	(45,446)	1,920,780	3.7 %
Europe:					
ZBA	18	18	—	—	— %
2013	57,747	51,931	(12,684)	125,541	3.2 %
2014	54,537	44,640	(4,516)	119,369	3.0 %
2015	36,237	27,317	(1,928)	89,034	2.5 %
2016 (1)	35,272	24,957	2,863	76,499	2.8 %
2017	48,763	29,652	(4,282)	120,508	1.9 %
2018	49,675	31,967	(10,229)	157,616	1.6 %
2019	54,544	31,767	1,059	133,484	1.9 %
2020	37,363	23,939	920	83,638	2.2 %
2021	58,515	40,972	(10,828)	166,490	1.9 %
2022	70,385	40,530	(5,161)	199,024	1.6 %
2023	40,975	18,857	7,258	248,185	1.5 %
Subtotal	544,031	366,547	(37,528)	1,519,388	2.0 %
Other geographies: (2)					
All vintages	3,954	—	444	28,264	— %
Subtotal	3,954	—	444	28,264	— %
Total	$ 1,862,567	$ 1,204,437	$ (82,530)	$ 3,468,432	3.0 %

(1) Portfolio balance includes non-accrual pool groups. The EIR presented is only for pool groups that accrete portfolio revenue.

(2) All portfolios are on non-accrual basis. Annual pool groups for other geographies have been aggregated for disclosure purposes.

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Table of Contents

	Year Ended December 31, 2022			As of December 31, 2022	
	Collections	Revenue from Receivable Portfolios	Changes in Recoveries	Investment in Receivable Portfolios	Monthly EIR
United States:					
ZBA	$ 33,317	$ 33,317	$ —	$ —	—%
2011	18,425	16,490	1,745	1,328	88.6%
2012	20,173	17,031	3,184	3,090	42.0%
2013	43,687	44,642	(3,503)	7,400	40.5%
2014	25,212	16,400	5,244	19,351	6.7%
2015	25,655	13,960	1,530	26,369	3.9%
2016	51,650	28,222	3,519	46,633	4.1%
2017	85,348	52,769	3,275	62,577	5.5%
2018	144,566	73,850	30,015	128,965	3.9%
2019	256,444	130,768	62,008	236,904	3.8%
2020	311,573	148,651	83,962	281,325	3.7%
2021	240,605	160,520	(19,221)	280,247	3.9%
2022	98,277	79,830	7,251	542,063	3.1%
Subtotal	1,354,932	816,450	179,009	1,636,252	4.0%
Europe:					
ZBA	34	34	—	—	—%
2013	68,938	59,888	(12,516)	137,297	3.2%
2014	65,156	49,286	3,070	127,791	3.0%
2015	42,640	30,477	(2,377)	95,343	2.5%
2016 (1)	40,200	30,292	(5,771)	81,618	2.8%
2017	61,762	38,988	(27,217)	138,529	1.9%
2018	61,691	39,718	(23,906)	179,646	1.6%
2019	63,607	38,051	(5,338)	148,997	1.9%
2020	45,757	28,083	3,253	93,273	2.2%
2021	66,529	46,451	(12,637)	188,975	1.9%
2022	36,957	24,643	(2,425)	227,353	1.6%
Subtotal	553,271	385,911	(85,864)	1,418,822	2.1%
Other geographies: (2)					
All vintages	3,334	—	—	33,187	—%
Subtotal	3,334	—	—	33,187	—%
Total	$ 1,911,537	$ 1,202,361	$ 93,145	$ 3,088,261	3.1%

(1) Portfolio balance includes non-accrual pool groups. The EIR presented is only for pool groups that accrete portfolio revenue.

(2) All portfolios are on non-accrual basis. Annual pool groups for other geographies have been aggregated for disclosure purposes.

The decrease in servicing revenues during the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily attributable to reduced service demand from BPO clients.

Other revenues increased during the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily driven by the increased sale of real estate assets.

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Operating Expenses

The following table summarizes operating expenses during the periods presented (*in thousands, except percentages*):

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Salaries and employee benefits	$ 391,532	$ 375,135	$ 16,397	4.4 %
Cost of legal collections	224,252	217,944	6,308	2.9 %
General and administrative expenses	144,862	145,798	(936)	(0.6)%
Other operating expenses	111,179	111,234	(55)	— %
Collection agency commissions	35,657	35,568	89	0.3 %
Depreciation and amortization	41,737	46,419	(4,682)	(10.1)%
Goodwill impairment	238,200	—	238,200	100.0 %
Impairment of intangible assets	18,726	4,075	14,651	359.5 %
Total operating expenses	$ 1,206,145	$ 936,173	$ 269,972	28.8 %

Our operating results are impacted by foreign currency translation, which represents the effect of translating operating results where the functional currency is different than our U.S. dollar reporting currency. The strengthening of the U.S. dollar relative to other foreign currencies has a favorable impact on our international operating expenses, and the weakening of the U.S. dollar relative to other foreign currencies has an unfavorable impact on our international operating expenses. There was no material foreign currency translation impact to operating expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Operating expenses are explained in more detail as follows:

Salaries and Employee Benefits

The increase in salaries and employee benefits during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to the following reasons:

- An increase in salaries and bonus and payroll related taxes of approximately $10.5 million primarily due to an increase in overall headcount and market adjustments; and
- Costs relating to headcount reductions in Europe of approximately $7.4 million; and
- The increase was partially offset by decreased stock-based compensation expense of $1.5 million primarily attributed to forfeiture of certain stock awards.

Cost of Legal Collections

Cost of legal collections primarily includes contingent fees paid to our external network of attorneys and the cost of litigation. We pursue legal collections using a network of attorneys that specialize in collection matters and through our internal legal channel. Under the agreements with our contracted attorneys, we advance certain out-of-pocket court costs. Cost of legal collections does not include internal legal channel employee costs, which are included in salaries and employee benefits in our consolidated statements of operations.

The following table summarizes our cost of legal collections during the periods presented (*in thousands, except percentages*):

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Court costs	$ 134,200	$ 125,289	$ 8,911	7.1 %
Legal collection fees	90,052	92,655	(2,603)	(2.8)%
Total cost of legal collections	$ 224,252	$ 217,944	$ 6,308	2.9 %

The increase in cost of legal collections during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to an increase in court costs due to more placements in the legal collection channel.

37

General and Administrative Expenses The decrease in general and administrative expenses during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to the following reasons: • A decrease in rent and lease expenses of approximately $7.7 million and a decrease in legal expenses and consulting fees of approximately $7.3 million; and • This decrease was partial offset by an increase in general and administrative expense of approximately $13.7 million primarily relating to costs associated with information technology, business travel, and facilities expense. Other Operating Expenses Other operating expenses remained relatively consistent during the year ended December 31, 2023, compared to the year ended December 31, 2022. Collection Agency Commissions Collection agency commissions are commissions paid to third-party collection agencies. Collections through the collections agencies channel are predominately in Europe and vary from period to period depending on, among other things, the number of accounts placed with an agency versus accounts collected internally. Commission rates vary depending on, among other things, the amount of time that has passed since the charge-off of the accounts placed with an agency, the asset class, and the geographic location of the receivables. Generally, freshly charged-off accounts have a lower commission rate than accounts that have been charged off for a longer period of time, and commission rates for purchased bankruptcy portfolios are lower than the commission rates for charged-off credit card accounts. Collection agency commissions were consistent during the year ended December 31, 2023, compared to the year ended December 31, 2022. Depreciation and Amortization The decrease in depreciation and amortization expenses during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to a decrease in depreciation expenses of approximately $2.0 million and a decrease in amortizable expenses of approximately $2.7 million as a result of smaller depreciable and amortizable asset balances during the year ended December 31, 2023, compared to the year ended December 31, 2022. Goodwill Impairment During the fourth quarter of 2023, we performed our annual goodwill impairment test and concluded that the fair value of our Cabot reporting was less than its carrying amount. As a result, we recorded an impairment charge of $238.2 million to goodwill during the year ended December 31, 2023. Refer to “Note 15: Goodwill and Identified Intangible Assets” to our consolidated financial statements for further details. Impairment of Intangible Assets In connection with our annual goodwill impairment testing discussed above, we also tested for impairment of our long- lived intangible assets during the fourth quarter of 2023. As a result of the test, we recorded an impairment charge of approximately $18.7 million for our acquired definite-lived intangible assets during the year ended December 31, 2023. We recorded an impairment charge of $4.1 million for our acquired definite-lived intangible assets during the year ended December 31, 2022. Refer to “Note 15: Goodwill and Identified Intangible Assets” to our consolidated financial statements for further details. Interest Expense The following table summarizes our interest expense (in thousands, except percentages): Year Ended December 31, 2023 2022 $ Change % Change Stated interest on debt obligations $ 184,717 $ 137,434 $ 47,283 34.4 % Amortization of debt issuance costs 15,670 14,539 1,131 7.8 % Amortization of debt discount 1,490 1,335 155 11.6 % Total interest expense $ 201,877 $ 153,308 $ 48,569 31.7 % The increase in interest expense during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to the following reasons: • The effect resulting from rising interest rates of approximately $31.8 million; and • The effect resulting from increased average debt balance of approximately $13.2 million. Table of Contents 38

Other Income (Expense) Other income or expense consists primarily of foreign currency exchange gains or losses, interest income and gains or losses recognized on certain transactions outside of our normal course of business. Other income was $5.1 million and $2.1 million during the years ended December 31, 2023, and 2022, respectively. Provision for Income Taxes During the years ended December 31, 2023, and 2022, we recorded income tax provisions of $26.2 million and $116.4 million, respectively. The effective tax rates for the respective periods are shown below: Year Ended December 31, 2023 2022 Federal provision 21.0% 21.0 % State provision (3.0) % 5.0 % Change in valuation allowance(1) 7.3% 13.2 % Goodwill impairment (2) (28.3) % — % Taxable gain (deductible loss) in foreign jurisdiction (3) 2.9% (2.7) % Forfeit benefit due to merger/liquidations (4) (14.7) % — % Other 0.3% 0.9 % Effective rate (14.5) % 37.4% ________________________ (1) In 2023, includes reduction in valuation allowance due to the forfeit of tax benefits on merger or liquidation of foreign subsidiaries that maintained full valuation allowances on their deferred tax assets. In 2022, includes valuation allowance recorded on U.K. deferred tax assets. (2) During the fourth quarter of 2023, we recorded a non-cash goodwill impairment charge of $238.2 million at the Cabot reporting unit. Refer to “Note 15: Goodwill and Identified Intangible Assets” to our consolidated financial statements for further details. (3) In 2023, represents a taxable gain recognized in a foreign subsidiary. In 2022, represents deductible loss recognized in a foreign subsidiary that maintains a full valuation allowance on its deferred tax assets. Accordingly, the deductible loss increased the valuation allowance and did not result in any tax benefit during the year ended December 31, 2022. (4) Represents the forfeit of tax benefits on merger or liquidation of foreign subsidiaries that maintained full valuation allowances on their deferred tax asset. Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory tax rates and higher than anticipated in countries that have higher statutory tax rates. Table of Contents 39

Table of Contents

Non-GAAP Disclosure

In addition to the financial information prepared in conformity with Generally Accepted Accounting Principles ("GAAP"), we provide historical non-GAAP financial information. Management believes that the presentation of such non-GAAP financial information is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.

Management believes that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments, and amortization methods, which provide a more complete understanding of our financial performance, competitive position, and prospects for the future. Readers should consider the information in addition to, but not instead of, our financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of these measures for comparative purposes.

Adjusted EBITDA. Management utilizes adjusted EBITDA (defined as net income before interest income and expense, taxes, depreciation and amortization, stock-based compensation expenses, acquisition, integration and restructuring related expenses, and other charges or gains that are not indicative of ongoing operations), in the evaluation of our operating performance. Adjusted EBITDA for the periods presented is as follows (*in thousands*):

	Year Ended December 31,		
	2023	2022	2021
GAAP net (loss) income, as reported	$ (206,492)	$ 194,564	$ 351,201
Adjustments:			
Interest expense	201,877	153,308	169,647
Loss on extinguishment of debt	—	—	9,300
Interest income	(4,746)	(1,774)	(1,738)
Provision for income taxes	26,228	116,425	85,340
Depreciation and amortization	41,737	46,419	50,079
Net gain on derivative instruments(1)	(3,170)	—	—
Stock-based compensation expense	13,854	15,402	18,330
Acquisition, integration and restructuring related expenses(2)	7,401	1,213	20,559
Goodwill impairment(3)	238,200	—	—
Impairment of intangible assets(3)	18,726	4,075	—
Adjusted EBITDA	$ 333,615	$ 529,632	$ 702,718
Collections applied to principal balance(4)	$ 776,280	$ 635,262	$ 843,087

(1) Amount represents gain or loss recognized on derivative instruments that are not designated as hedging instruments or gain or loss recognized on derivative instruments upon dedesignation of hedge relationships. We adjust for this amount because we believe the gain or loss on derivative contracts is not indicative of ongoing operations.

(2) Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore, adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results.

(3) During the fourth quarter of 2023, we recorded a non-cash goodwill impairment charge of $238.2 million and a non-cash impairment of intangible assets of $18.7 million. We recorded a non-cash impairment of intangible assets of $4.1 million during the year ended December 31, 2022. We believe these non-cash impairment charges are not indicative of ongoing operations, therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors' results. Refer to "Note 15: Goodwill and Identified Intangible Assets" to our consolidated financial statements for further details.

(4) Collections applied to principal balance is calculated in the table below:

	Year Ended December 31,		
	2023	2022	2021
Collections applied to investment in receivable portfolios, net	$ 658,130	$ 709,176	$ 1,019,629
Changes in recoveries	82,530	(93,145)	(199,136)
REO proceeds applied to basis	35,620	19,231	22,594
Collections applied to principal balance	$ 776,280	$ 635,262	$ 843,087

40

Supplemental Performance Data The tables included in this supplemental performance data section include detail for purchases, collections and ERC by year of purchase. Our collection expectations are based on account characteristics and economic variables. Additional adjustments are made to account for qualitative factors that may affect the payment behavior of our consumers and servicing related adjustments to ensure our collection expectations are aligned with our operations. We continue to refine our process of forecasting collections both domestically and internationally with a focus on operational enhancements. Our collection expectations vary between types of portfolio and geographic location. As a result, past performance of pools in certain geographic locations or of certain types of portfolio are not necessarily a suitable indicator of future results in other locations or for other types of portfolio. The supplemental performance data presented in this section is impacted by foreign currency translation, which represents the effect of translating financial results where the functional currency of our foreign subsidiary is different than our U.S. dollar reporting currency. For example, the strengthening of the U.S. dollar relative to other foreign currencies has an unfavorable reporting impact on our international purchases, collections, and ERC, and the weakening of the U.S. dollar relative to other foreign currencies has a favorable impact on our international purchases, collections, and ERC. We utilize proprietary forecasting models to continuously evaluate the economic life of each pool. Table of Contents 41

Table of Contents

Cumulative Collections Money Multiple - Cumulative Collections from Purchased Receivables to Purchase Price Multiple

The following table summarizes our receivable purchases, related gross collections, and cumulative collections money multiples *(in thousands, except multiples)*:

Year of Purchase	Purchase Price[1]	Cumulative Collections through December 31, 2023												CCMM[3]
		<2014	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total[2]	
United States:														
<2014	$ 3,244,415	$ 6,065,954	$ 1,048,635	$ 768,510	$ 523,386	$ 377,466	$ 277,776	$ 221,292	$ 169,334	$ 152,031	$ 115,602	$ 91,270	$ 9,811,256	3.0
2014	517,642	—	144,178	307,814	216,357	142,147	94,929	69,059	47,628	34,896	25,212	20,910	1,103,130	2.1
2015	499,036	—	—	105,610	231,102	186,391	125,673	85,042	64,133	42,774	25,655	19,518	885,898	1.8
2016	552,974	—	—	—	110,875	283,035	234,690	159,279	116,452	87,717	51,650	35,130	1,078,828	2.0
2017	527,499	—	—	—	—	111,902	315,853	255,048	193,328	144,243	85,348	57,985	1,163,707	2.2
2018	629,340	—	—	—	—	—	175,042	351,696	308,302	228,919	144,566	89,548	1,298,073	2.1
2019	675,374	—	—	—	—	—	—	174,693	416,315	400,250	256,444	164,106	1,411,808	2.1
2020	538,032	—	—	—	—	—	—	—	213,450	430,514	311,573	194,522	1,150,059	2.1
2021	404,085	—	—	—	—	—	—	—	—	120,354	240,605	188,895	549,854	1.4
2022	550,591	—	—	—	—	—	—	—	—	—	98,277	268,516	366,793	0.7
2023	811,703	—	—	—	—	—	—	—	—	—	—	184,182	184,182	0.2
Subtotal	8,950,691	6,065,954	1,192,813	1,181,934	1,081,720	1,100,941	1,223,963	1,316,109	1,528,942	1,641,698	1,354,932	1,314,582	19,003,588	2.1
Europe:														
<2014	619,079	134,259	249,307	212,129	165,610	146,993	132,663	113,228	93,203	93,907	68,938	57,747	1,467,984	2.4
2014	623,129	—	135,549	198,127	156,665	137,806	129,033	105,337	84,255	84,169	65,156	54,537	1,150,634	1.8
2015	419,941	—	—	65,870	127,084	103,823	88,065	72,277	55,261	57,817	42,660	36,249	649,106	1.5
2016	258,218	—	—	—	44,641	97,587	83,107	63,198	51,609	51,017	40,214	35,278	466,651	1.8
2017	461,571	—	—	—	—	68,111	152,926	118,794	87,549	86,107	61,762	48,763	624,012	1.4
2018	432,258	—	—	—	—	—	49,383	118,266	78,846	80,629	61,691	49,675	438,490	1.0
2019	273,354	—	—	—	—	—	—	44,118	80,502	88,448	63,607	54,544	331,219	1.2
2020	116,227	—	—	—	—	—	—	—	22,721	59,803	45,757	37,363	165,644	1.4
2021	255,788	—	—	—	—	—	—	—	—	43,082	66,529	58,515	168,126	0.7
2022	244,508	—	—	—	—	—	—	—	—	—	36,957	70,385	107,342	0.4
2023	259,255	—	—	—	—	—	—	—	—	—	—	40,975	40,975	0.2
Subtotal	3,963,328	134,259	384,856	476,126	494,000	554,320	635,177	635,218	553,946	644,979	553,271	544,031	5,610,183	1.4
Other geographies[4]:														
All vintages	340,283	10,465	29,828	42,665	109,884	112,383	108,480	75,601	28,960	20,682	3,334	3,954	546,236	1.6
Subtotal	340,283	10,465	29,828	42,665	109,884	112,383	108,480	75,601	28,960	20,682	3,334	3,954	546,236	1.6
Total	$13,254,302	$ 6,210,678	$ 1,607,497	$ 1,700,725	$ 1,685,604	$ 1,767,644	$ 1,967,620	$ 2,026,928	$ 2,111,848	$ 2,307,359	$ 1,911,537	$ 1,862,567	$25,160,007	1.9

(1) Adjusted for Put-Backs and Recalls. Put-Backs ("Put-Backs") and recalls ("Recalls") represent ineligible accounts that are returned by us or recalled by the seller pursuant to specific guidelines as set forth in the respective purchase agreement.

(2) Cumulative collections from inception through December 31, 2023, excluding collections on behalf of others.

(3) Cumulative Collections Money Multiple ("CCMM") through December 31, 2023 refers to cumulative collections as a multiple of purchase price.

(4) Annual pool groups for other geographies have been aggregated for disclosure purposes.

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Table of Contents

Purchase Price Multiple - Total Estimated Collections from Purchased Receivables to Purchase Price Multiple

The following table summarizes our purchases, resulting historical gross collections, estimated remaining gross collections from purchased receivables, and purchase price multiple *(in thousands, except multiples)*:

	Purchase Price[1]	Historical Collections[2]	Estimated Remaining Collections	Total Estimated Gross Collections	Purchase Price Multiple [3]
United States:					
<2014[4]	$ 3,244,415	$ 9,811,256	$ 194,082	$ 10,005,338	3.1
2014[4]	517,642	1,103,130	48,769	1,151,899	2.2
2015	499,036	885,898	42,100	927,998	1.9
2016	552,974	1,078,828	75,541	1,154,369	2.1
2017	527,499	1,163,707	117,938	1,281,645	2.4
2018	629,340	1,298,073	192,515	1,490,588	2.4
2019	675,374	1,411,808	351,134	1,762,942	2.6
2020	538,032	1,150,059	406,977	1,557,036	2.9
2021	404,085	549,854	395,740	945,594	2.3
2022	550,591	366,793	769,552	1,136,345	2.1
2023	811,703	184,182	1,720,816	1,904,998	2.3
Subtotal	8,950,691	19,003,588	4,315,164	23,318,752	2.6
Europe:					
<2014[4]	619,079	1,467,984	513,334	1,981,318	3.2
2014[4]	623,129	1,150,634	425,517	1,576,151	2.5
2015[4]	419,941	649,106	266,604	915,710	2.2
2016	258,218	466,651	220,295	686,946	2.7
2017	461,571	624,012	277,461	901,473	2.0
2018	432,258	438,490	328,785	767,275	1.8
2019	273,354	331,219	299,107	630,326	2.3
2020	116,227	165,644	193,546	359,190	3.1
2021	255,788	168,126	364,176	532,302	2.1
2022	244,508	107,342	374,345	481,687	2.0
2023	259,255	40,975	443,283	484,258	1.9
Subtotal	3,963,328	5,610,183	3,706,453	9,316,636	2.4
Other geographies[5]:					
All vintages	340,283	546,236	44,043	590,279	1.7
Subtotal	340,283	546,236	44,043	590,279	1.7
Total	$ 13,254,302	$ 25,160,007	$ 8,065,660	$ 33,225,667	2.5

(1) Purchase price refers to the cash paid to a seller to acquire a portfolio less Put-backs, Recalls, and other adjustments. Put-Backs and Recalls represent ineligible accounts that are returned by us or recalled by the seller pursuant to specific guidelines as set forth in the respective purchase agreement.

(2) Cumulative collections from inception through December 31, 2023, excluding collections on behalf of others.

(3) Purchase Price Multiple represents total estimated gross collections divided by the purchase price.

(4) Includes portfolios acquired in connection with certain business combinations.

(5) Annual pool groups for other geographies have been aggregated for disclosure purposes.

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Estimated Remaining Gross Collections by Year of Purchase

The following table summarizes our estimated remaining gross collections from purchased receivable portfolios and estimated future cash flows from real estate-owned assets *(in thousands)*:

	Estimated Remaining Gross Collections by Year of Purchase[1]										
	2024	2025	2026	2027	2028	2029	2030	2031	2032	>2032	Total[2]
United States:											
<2014[3]	$ 64,621	$ 43,503	$ 30,166	$ 20,809	$ 14,101	$ 9,245	$ 5,817	$ 3,416	$ 1,852	$ 552	$ 194,082
2014[3]	16,663	10,731	6,619	4,668	3,293	2,324	1,641	1,159	819	852	48,769
2015	14,243	8,737	5,838	4,106	2,894	2,042	1,444	1,023	727	1,046	42,100
2016	26,016	15,898	10,400	7,097	4,990	3,515	2,481	1,754	1,244	2,146	75,541
2017	38,012	25,261	17,218	11,459	7,885	5,560	3,930	2,786	1,980	3,847	117,938
2018	60,013	42,299	28,644	19,531	12,850	8,859	6,254	4,429	3,146	6,490	192,515
2019	114,922	76,489	51,092	34,587	23,533	15,620	10,804	7,611	5,375	11,101	351,134
2020	128,483	90,491	60,127	40,826	27,815	18,938	12,630	8,798	6,206	12,663	406,977
2021	124,813	85,880	59,586	39,589	26,905	18,602	12,849	8,782	6,114	12,620	395,740
2022	263,708	164,126	106,768	73,089	49,315	34,393	24,376	17,385	12,171	24,221	769,552
2023	408,039	450,141	307,426	179,631	118,734	79,619	54,977	38,902	27,642	55,705	1,720,816
Subtotal	1,259,533	1,013,556	683,884	435,392	292,315	198,717	137,203	96,045	67,276	131,243	4,315,164
Europe:											
<2014[3]	56,423	51,891	48,142	44,626	41,449	38,306	35,262	32,752	29,925	134,558	513,334
2014[3]	52,008	47,266	42,477	38,109	34,597	31,869	28,561	26,311	24,054	100,265	425,517
2015[3]	33,929	30,277	27,523	24,638	21,928	19,867	17,827	15,793	14,604	60,218	266,604
2016	34,711	27,739	24,941	22,248	18,190	16,055	13,676	11,826	10,154	40,755	220,295
2017	41,371	36,208	30,976	27,631	22,991	19,957	17,558	15,139	13,264	52,366	277,461
2018	48,209	41,516	36,989	32,962	28,087	24,269	20,968	18,281	15,871	61,633	328,785
2019	48,511	41,862	33,953	28,202	23,731	20,891	17,890	15,369	13,547	55,151	299,107
2020	35,681	29,008	24,822	19,416	14,837	11,801	10,333	8,418	7,445	31,785	193,546
2021	58,175	50,910	45,467	38,842	33,059	26,611	21,464	18,148	15,494	56,006	364,176
2022	67,216	58,144	48,547	40,405	32,848	27,118	22,323	17,753	14,593	45,398	374,345
2023	81,329	72,583	59,508	49,276	39,509	31,380	24,794	20,039	16,357	48,508	443,283
Subtotal	557,563	487,404	423,345	366,355	311,226	268,124	230,656	199,829	175,308	686,643	3,706,453
Other geographies[4]:											
All vintages	7,214	5,981	4,970	4,315	3,757	3,392	3,035	2,673	2,260	6,446	44,043
Subtotal	7,214	5,981	4,970	4,315	3,757	3,392	3,035	2,673	2,260	6,446	44,043
Portfolio ERC	1,824,310	1,506,941	1,112,199	806,062	607,298	470,233	370,894	298,547	244,844	824,332	8,065,660
REO ERC[5]	34,929	23,289	26,639	19,090	12,886	4,926	3,474	1,020	—	—	126,253
Total ERC	$1,859,239	$1,530,230	$1,138,838	$ 825,152	$620,184	$475,159	$374,368	$299,567	$244,844	$824,332	$8,191,913

(1) As of December 31, 2023, ERC for Zero Basis Portfolios includes approximately $51.7 million for purchased consumer and bankruptcy receivables in the United States. ERC for Zero Basis Portfolios in Europe and other geographies was immaterial. ERC also include approximately $48.7 million from non-accrual portfolios, primarily in other geographies.

(2) Represents the expected remaining gross cash collections over a 180-month period. As of December 31, 2023, ERC for 84-month and 120-month periods were:

	84-Month ERC	120-Month ERC
United States	$ 4,020,600	$ 4,230,518
Europe	2,644,673	3,174,063
Other geographies	32,664	39,422
Portfolio ERC	6,697,937	7,444,003
REO ERC	125,233	126,253
Total ERC	$ 6,823,170	$ 7,570,256

(3) Includes portfolios acquired in connection with certain business combinations.

(4) Annual pool groups for other geographies have been aggregated for disclosure purposes.

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(5) Real estate-owned assets ERC includes approximately $125.0 million and $1.2 million of estimated future cash flows for Europe and Other Geographies, respectively.

Estimated Future Collections Applied to Investment in Receivable Portfolios

As of December 31, 2023, we had $3.5 billion in investment in receivable portfolios. The estimated future collections applied to the investment in receivable portfolios net balance is as follows *(in thousands):*

Years Ending December 31,	United States	Europe	Other Geographies	Total Amortization
2024	$ 500,037	$ 210,329	$ 5,751	$ 716,117
2025	471,245	186,915	4,783	662,943
2026	329,180	163,512	3,959	496,651
2027	199,461	141,095	3,431	343,987
2028	131,091	117,542	2,974	251,607
2029	87,623	100,482	2,650	190,755
2030	60,094	85,813	2,356	148,263
2031	42,559	74,397	2,090	119,046
2032	30,389	67,320	270	97,979
2033	21,838	62,509	—	84,347
2034	15,792	59,446	—	75,238
2035	11,760	58,370	—	70,130
2036	9,276	59,659	—	68,935
2037	6,896	62,402	—	69,298
2038	3,539	69,597	—	73,136
Total	$ 1,920,780	$ 1,519,388	$ 28,264	$ 3,468,432

Headcount by Function by Geographic Location

The following table summarizes our headcount by function and by geographic location:

	Headcount as of December 31,		
	2023	2022	2021
United States:			
General & Administrative	999	929	1,049
Account Manager	407	306	310
Subtotal	1,406	1,235	1,359
Europe:			
General & Administrative	955	1,030	1,023
Account Manager	1,883	2,062	1,990
Subtotal	2,838	3,092	3,013
Other Geographies[(1)]:			
General & Administrative	1,252	1,150	1,128
Account Manager	1,879	1,456	1,104
Subtotal	3,131	2,606	2,232
Total	7,375	6,933	6,604

(1) Headcount for other geographies includes employees in India and Costa Rica that service accounts originated in the United States.

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Liquidity and Capital Resources Liquidity The following table summarizes our cash flow activities for the periods presented (in thousands): Year Ended December 31, 2023 2022 2021 Net cash provided by operating activities $ 152,991 $ 210,681 $ 303,053 Net cash (used in) provided by investing activities (401,941) (130,235) 339,896 Net cash provided by (used in) financing activities 268,300 (107,445) (655,692) Operating Cash Flows Cash flows from operating activities represent the cash receipts and disbursements related to all of our activities other than investing and financing activities. Net cash provided by operating activities was $153.0 million, $210.7 million, and $303.1 million during the years ended December 31, 2023, 2022, and 2021, respectively. Operating cash flows are derived by adjusting net income for non-cash operating items such as depreciation and amortization, changes in recoveries, goodwill impairment, impairment of intangible assets, stock-based compensation charges, deferred income tax, and changes in operating assets and liabilities which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations. During the year ended December 31, 2023, we recorded a goodwill impairment of $238.2 million and an impairment of intangible assets of $18.7 million. Changes in recoveries increased the operating cash flows by $82.5 million during the year ended December 31, 2023 and decreased the operating cash flows by $93.1 million and $199.1 million during the years ended December 31, 2022 and 2021, respectively. Refer to “Note 4: Investment in Receivable Portfolios, Net” in the notes to our consolidated financial statements for discussion relating to changes in recoveries. Investing Cash Flows Net cash used in investing activities was $401.9 million, and $130.2 million during the years ended December 31, 2023, and 2022, respectively. Net cash provided by investing activities was $339.9 million during the year ended December 31 2021. Cash provided by or used in investing activities is primarily affected by receivable portfolio purchases offset by collection proceeds applied to the principal of our receivable portfolios. Receivable portfolio purchases were $1,060.2 million, $790.6 million, and $657.3 million during the years ended December 31, 2023, 2022, and 2021, respectively. Collection proceeds applied to the principal of our receivable portfolios were $658.1 million, $709.2 million, and $1,019.6 million during the years ended December 31, 2023, 2022, and 2021, respectively. Refer to Purchases and Collections within “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations” for discussion relating to purchases and collections. Financing Cash Flows Net cash provided by financing activities was $268.3 million during the year ended December 31, 2023. Net cash used in financing activities was $107.4 million, and $655.7 million during the years ended December 31, 2022, and 2021, respectively. Financing cash flows are generally affected by borrowings under our credit facilities and proceeds from various debt offerings, offset by repayments of amounts outstanding under our credit facilities and repayments of various notes. Borrowings under our credit facilities were $1,196.0 million, $779.5 million and $821.9 million during the years ended December 31, 2023, 2022, and 2021, respectively. Repayments of amounts outstanding under our credit facilities were $989.6 million, $515.7 million and $896.4 million during the years ended December 31, 2023, 2022, and 2021, respectively. Proceeds from the issuance of senior secured notes were $104.2 million and $353.7 million during the years ended December 31, 2023 and 2021, respectively. Repayments of senior secured notes were $39.1 million, $39.1 million and $359.2 million during the years ended December 31, 2023, 2022, and 2021, respectively. During the year ended December 31, 2023, we issued $230.0 million 4.00% convertible senior notes that mature in 2029, and used $212.5 million in cash to repurchase and settle our exchangeable senior notes due 2023. We repaid $221.2 million, and $161.0 million of convertible senior notes using cash on hand during the years ended December 31, 2022, and 2021, respectively. Table of Contents 46

Table of Contents

Capital Resources

Our primary sources of capital are cash collections from our investment in receivable portfolios, bank borrowings, debt offerings, and equity offerings. Depending on the capital markets, we consider additional financings to fund our operations and any potential acquisitions. From time to time, we may repurchase outstanding debt or equity and/or restructure or refinance debt obligations. Our primary cash requirements include funding the purchase of receivable portfolios, operating expenses, the payment of interest and principal on borrowings, the payment of income taxes, funding any entity acquisitions and share repurchases.

We are in material compliance with all covenants under our financing arrangements. See "Note 6: Borrowings" in the notes to our consolidated financial statements for a further discussion of our debt. Available capacity under our Global Senior Facility was $363.8 million as of December 31, 2023.

Our Board of Directors has approved a $300.0 million share repurchase program. Repurchases under this program are expected to be made from cash on hand and/or a drawing from our Global Senior Facility and may be made from time to time, subject to market conditions and other factors, in the open market, through private transactions, block transactions, or other methods as determined by our management and Board of Directors, and in accordance with market conditions, other corporate considerations, and applicable regulatory requirements. The program does not obligate us to acquire any particular amount of common stock, and it may be modified or suspended at our discretion. During the year ended December 31, 2022, we repurchased 1,497,184 shares of our common stock for approximately $86.9 million under the share repurchase program. We did not make any repurchases under the share repurchase program during the year ended December 31, 2023. As of December 31, 2023, we had remaining authority to purchase $91.9 million of our common stock. Our practice is to retire the shares repurchased.

Our cash and cash equivalents as of December 31, 2023, consisted of $32.6 million held by U.S.-based entities and $125.8 million held by foreign entities. Most of our cash and cash equivalents held by foreign entities is indefinitely reinvested and may be subject to material tax effects if repatriated. However, we believe that our sources of cash and liquidity are sufficient to meet our business needs in the United States and do not expect that we will need to repatriate the funds.

Included in cash and cash equivalents is cash that was collected on behalf of, and remains payable to, third-party clients. The balance of cash held for clients was $16.0 million and $17.8 million as of December 31, 2023 and 2022, respectively.

Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, timing of cash collections from our consumers, and other risks detailed in our Risk Factors. However, we believe that we have sufficient liquidity to fund our operations for at least the next twelve months, given our expectation of continued positive cash flows from operations, our cash and cash equivalents, our access to capital markets, and availability under our credit facilities. Our future cash needs will depend on our acquisitions of portfolios and businesses.

Future Contractual Cash Obligations

The following table summarizes our future contractual cash obligations as of December 31, 2023 (*in thousands*):

	Payment Due By Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More Than 5 Years**
Principal payments on debt	$ 3,355,729	$ 39,426	$ 1,054,381	$ 2,030,651	$ 231,271
Estimated interest payments[(1)]	736,153	198,539	372,479	160,535	4,600
Finance leases	2,922	2,013	867	42	—
Operating leases	95,466	17,941	33,183	24,925	19,417
Purchase commitments on receivable portfolios	384,576	346,426	38,150	—	—
Total contractual cash obligations[(2)]	$ 4,574,846	$ 604,345	$ 1,499,060	$ 2,216,153	$ 255,288

(1) Estimated interest payments are calculated based on outstanding principal amounts, applicable fixed interest rates or currently effective interest rates as of December 31, 2023 for variable rate debt, timing of scheduled payments and the term of the debt obligations.

(2) We had approximately $8.2 million of liabilities and accrued interests related to uncertain tax positions as of December 31, 2023. We are unable to reasonably estimate the timing of the cash settlement with the tax authorities due to uncertainties related to these tax matters and, as a result, these obligations are not included in the table. See "Note 11: Income Taxes" in the notes to our consolidated financial statements for additional information on our uncertain tax positions.

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Critical Accounting Estimates We prepare our financial statements, in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. “Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies” of the notes to the consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates and such differences may be material. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors. Investment in Receivable Portfolios and Related Revenue Receivable portfolio purchases are aggregated into pools based on similar risk characteristics. Examples of risk characteristics include financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location. Our static pools are typically grouped into credit card, purchased consumer bankruptcy, and mortgage portfolios. We further group these static pools by geographic location. Once a pool is established, the portfolios will remain in the designated pool unless the underlying risk characteristics change. The purchase EIR of a pool will not change over the life of the pool even if expected future cash flows change. Revenue is recognized for each static pool over the economic life of the pool. We make significant assumptions in determining the economic life of a pool, including the reasonable and supportable economic forecast period based on asset type and geography, which considers the availability of forward-looking scenarios and their respective time horizons. In general, we forecast recoveries over one or two years prior to reverting to historical averages at an estimate-level over the remaining life using various methodologies depending on the asset type and geography. The speed at which forecasts revert varies based on the spread between the forecast period and historical data. In addition, estimated recoveries include a qualitative component, which generally reflects management’s assessment of macroeconomic environment. We continue to evaluate the reasonable economic life of a pool and reversion method on an ongoing basis. Revenue primarily includes two components: (1) accretion of the discount on the negative allowance due to the passage of time, and (2) changes in expected cash flows, which includes (a) Recoveries above or below forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and (b) Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections “pulled forward from” or “pushed out to” future periods (i.e. amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases). We measure expected future recoveries based on historical experience, current conditions, and reasonable and supportable forecasts. Factors that may change the expected future recoveries may include both internal as well as external factors. Internal factors include operational performance, such as capacity and the productivity of our collection staff. External factors that may have an impact on our collections include macroeconomic conditions, new laws or regulations, and new interpretations of existing laws or regulations. See “Note 4: Investment in Receivable Portfolios, Net” to our consolidated financial statements for further discussion of investment in receivable portfolios. Valuation of Goodwill and Other Intangible Assets Business combinations typically result in the recording of goodwill and other intangible assets. The excess of the purchase price over the fair value assigned to the tangible and identifiable intangible assets, liabilities assumed, and noncontrolling interest in the acquiree is recorded as goodwill. Goodwill is tested annually for impairment and in interim periods if events or changes in circumstances indicate that the assets may be impaired. We perform our annual goodwill impairment assessment at the reporting unit level as of the first day of the fourth quarter, and any impairment charges resulting from this process are reported in the fourth quarter. Table of Contents 48

We first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. The qualitative factors include economic environment, business climate, market capitalization, operating performance, competition, and other factors. If, after completing such assessment, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. If we conclude otherwise, or if we proceed directly to perform a quantitative assessment, then we calculate the fair value of the reporting unit and compare the fair value with the carrying value of the reporting unit. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, if: actual results are not consistent with our current estimates and assumptions; management significantly changes its estimates and assumptions; there is a deterioration in market factors outside of our control, such as general economic conditions in the countries in which we operate, discount rates, income tax rates, foreign currency exchange rates, or inflation; or there is a sustained decline in our stock price and market capitalization, goodwill impairment charges may be recorded in future periods. The goodwill impairment charges have no effect on liquidity or capital resources. However, they are a non-cash charge and could adversely affect our financial results in the period recognized. The determination of the recorded value of intangible assets acquired in a business combination requires management to make estimates and assumptions that affect our consolidated financial statements. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. An estimate of fair value can be affected by many assumptions that require significant judgment. We amortize identifiable intangible assets with finite lives over their useful lives. Changes in strategy and/or market condition may result in adjustments to recorded intangible asset balances or their useful lives. As described further in “Note 15: Goodwill and Identifiable Intangible Assets” to our consolidated financial statements, we performed quantitative goodwill impairment tests for both the MCM and the Cabot reporting units during our annual goodwill impairment in the fourth quarter of 2023 and recorded a goodwill impairment charge of $238.2 million at our Cabot reporting unit. We also recorded an impairment charge of $18.7 million relating to our intangible assets during the fourth quarter of 2023. The carrying value of our Cabot reporting unit was equal to its fair value immediately after the goodwill impairment was recorded. We continue to evaluate and monitor all key factors impacting the goodwill carried at the Cabot reporting unit. Adverse changes in our actual or expected operating results, our market capitalization, business climate, economic factors or other negative events could result in further goodwill impairment at our Cabot reporting unit. The goodwill balance relating to the MCM and the Cabot reporting units was $148.9 million and $457.5 million, respectively, as of December 31, 2023. Income Taxes We are subject to income taxes in multiple tax jurisdictions worldwide. We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a more likely than not criteria. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, tax credit carryforwards and tax planning strategies. We recorded valuation allowances on the net deferred tax assets of certain foreign jurisdictions of $55.0 million and $66.6 million as of December 31, 2023 and 2022, respectively. Management will reassess the realization of deferred tax assets each reporting period and consider all available evidence including the scheduled reversal of deferred tax liabilities, sources of taxable income and tax planning strategies. To the extent the financial results of these operations improve and it becomes more likely than not the deferred tax assets are realizable, we will reduce the valuation allowance in the period such determination is made, as appropriate. Recent Accounting Pronouncements Information regarding recent accounting pronouncements and the impact of those pronouncements, if any, on our consolidated financial statements is provided in this Annual Report in “Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies” to our consolidated financial statements. Table of Contents 49

Item 7A—Quantitative and Qualitative Disclosures About Market Risk We are exposed to economic risks from foreign currency exchange rates and interest rates. A portion of these risks is hedged, but the risks may affect our financial statements. Foreign Currency Exchange Rates We have operations in foreign countries, which expose us to foreign currency exchange rate fluctuations due to transactions denominated in foreign currencies. Our primary foreign currency exposures relate to the British Pound, Euro, and Indian Rupee. We continuously evaluate and manage our foreign currency risk through the use of derivative financial instruments, including foreign currency forward contracts with financial counterparties where practicable. Such derivative instruments are viewed as risk management tools and are not used for speculative or trading purposes. Cross-currency swap agreements are used to effectively convert fixed-rate Euro-denominated borrowings and fixed-rate GBP-denominated borrowings, including the principal amount of the underlying debt and periodic interest payments, to fixed- rate U.S. dollar denominated debt and are accounted for as fair value hedges. In association with fixed-rate Euro-denominated borrowings, we have three cross-currency swap agreements with a total notional amount of €350.0 million (approximately $386.3 million based on an exchange rate of $1.00 to €0.91, the exchange rate as of December 31, 2023) that effectively convert interest and principal payments on €350.0 million of our Euro- denominated debt from Euro to U.S. dollar. The cross-currency derivative instruments have maturities of October 2025. As of December 31, 2023, the cross-currency swap agreements had a fair value liability position of $28.0 million. These swaps eliminate the foreign currency risk associated with the hedged portion of our Euro-denominated borrowings. If the U.S. dollar were to weaken or strengthen against the Euro by 5%, the result would have a favorable or unfavorable effect on the cross- currency swap agreements’ fair value of $20.9 million and $19.7 million, respectively. In association with fixed-rate GBP- denominated borrowings, we have three cross-currency swap agreements with a total notional amount of £300.0 million (approximately $381.9 million based on an exchange rate of $1.00 to £0.79, the exchange rate as of December 31, 2023) that effectively convert interest and principal payments on £300.0 million of our GBP-denominated debt from GBP to U.S. dollar. The cross-currency derivative instruments have maturities of February 2026. As of December 31, 2023, the cross-currency swap agreements had a fair value asset position of $0.4 million. These swaps eliminate the foreign currency risk associated with the hedged portion of our GBP-denominated borrowings. If the U.S. dollar were to weaken or strengthen against the GBP by 5%, the result would have a favorable or unfavorable effect on the cross-currency swap agreements’ fair value of $20.2 million and $19.9 million, respectively. Interest Rates We have variable interest-bearing borrowings under our credit facilities that subject us to interest rate risk. We have, from time to time, utilized derivative financial instruments, including interest rate swap contracts and interest rate cap contracts with financial counterparties to manage our interest rate risk. As of December 31, 2023, we held five interest rate swap contracts with a total current notional amount of $260.4 million and a total notional amount of $718.5 million. As of December 31, 2023, we held four interest rate cap contracts with a total current notional amount $759.8 million and a total notional amount of approximately $1,084.4 million used to manage risk related to interest rate fluctuations. Both the interest rate swap and the interest rate cap instruments are designated as cash flow hedges and are accounted for using hedge accounting. Refer to “Note 3: Derivatives and Hedging Instruments” for further details. Our variable interest-bearing debt that is not hedged by derivative financial instruments is subject to the risk of interest rate fluctuations. Significant increases in future interest rates on our variable rate debt could lead to a material decrease in future earnings assuming all other factors remain constant. The rates used in our variable interest-bearing debt are based on Term SOFR, EURIBOR, or other index rates, which in certain cases are subject to a floor. A hypothetical 50 basis points increase or decrease in interest rates as of December 31, 2023 related to variable rate debt agreements not hedged by derivatives would have a $3.7 million positive or negative impact on income before income taxes. As of December 31, 2023, our outstanding interest rate swap agreements had a fair value liability position of $22.5 million. If the market interest rates increased 50 basis points, the result would have a favorable effect to the interest rate swap’s fair value of $11.7 million. Conversely, if the market interest rates decreased 50 basis points, the result would have an unfavorable effect to the interest rate swap’s fair value of $12.0 million. As of December 31, 2023, our outstanding interest rate cap contracts had a fair value asset position of $17.0 million. If the market interest rates increased 50 basis points, the result would have a favorable effect on the interest rate cap’s fair value of $3.0 million. Conversely, if the market interest rates decreased 50 basis points, the result would have an unfavorable effect on the interest rate cap’s fair value of $2.8 million. Our analysis and methods used to assess and mitigate the risks discussed above should not be considered projections of future risks. Table of Contents 50

Item 8—Financial Statements and Supplementary Data Our consolidated financial statements, the notes thereto and the Report of BDO USA, P.C., our Independent Registered Public Accounting Firm, are included in this Annual Report on Form 10-K on pages F-1 through F-36. Item 9—Changes in and Disagreements With Accountants on Accounting and Financial Disclosure None. Item 9A—Controls and Procedures Evaluation of Disclosure Controls and Procedures As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2023, our disclosure controls and procedures were effective, at the reasonable assurance level, as of such date. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities and Exchange Act of 1934 as a process designed by, or under the supervision of, our executive management and effected by our board of directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. BDO USA, P.C., the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, was engaged to attest to and report on the effectiveness of Encore’s internal control over financial reporting as of December 31, 2023, as stated in its report below.

Report of Independent Registered Public Accounting Firm Shareholders and Board of Directors Encore Capital Group, Inc. San Diego, California Opinion on Internal Control over Financial Reporting We have audited Encore Capital Group, Inc.’s (the “Company’s”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial condition of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 21, 2024 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 9A, Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ BDO USA, P.C. San Diego, California February 21, 2024 Table of Contents 52

Changes in Internal Control over Financial Reporting There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B—Other Information On November 14, 2023, Ryan Bell, President of MCM, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) to sell up to 7,500 shares of Encore Capital Group, Inc. common stock between February 26, 2024, and February 28, 2025, subject to certain conditions. Item 9C—Disclosure Regarding Foreign Jurisdictions that Prevent Inspection None. Table of Contents 53

PART III Item 10—Directors, Executive Officers and Corporate Governance The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023. Item 11—Executive Compensation The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023. Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023. Item 13—Certain Relationships and Related Transactions, and Director Independence The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023. Item 14—Principal Accountant Fees and Services The information required by this item is incorporated by reference to our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023. Table of Contents 54

Table of Contents

PART IV
Item 15—Exhibits and Financial Statement Schedules

(a) Financial Statements.

The following consolidated financial statements of Encore Capital Group, Inc. are filed as part of this annual report on Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Financial Condition at December 31, 2023 and 2022	F-4
Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021	F-5
Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2023, 2022 and 2021	F-6
Consolidated Statements of Equity for the years ended December 31, 2023, 2022 and 2021	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	
Notes to Consolidated Financial Statements	F-8

(b) Exhibits.

		Incorporated By Reference				
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
3.1.1	Restated Certificate of Incorporation	S-1/A	333-77483	3.1	6/14/1999	
3.1.2	Certificate of Amendment to the Certificate of Incorporation	8-K	000-26489	3.1	4/4/2002	
3.1.3	Second Certificate of Amendment to the Certificate of Incorporation	10-Q	000-26489	3.1.3	8/7/2019	
3.2	Amended and Restated Bylaws, as amended through December 13, 2022	8-K	000-26489	3.1	12/16/2022	
4.1	Form of Common Stock Certificate	S-3	333-163876	4.7	12/21/2009	
4.13	Indenture (including form of note), dated September 9, 2019, by and among Encore Capital Group, Inc., Midland Credit Management, Inc., as guarantor, and MUFG Union Bank, N.A., as trustee for 2025 Convertible Notes	8-K	000-26489	4.1	9/10/2019	
4.13.1	First Supplemental Indenture, dated October 29, 2020, to the Indenture, dated as of September 9, 2019, by and among Encore Capital Group, Inc., Midland Credit Management, Inc., as guarantor, and MUFG Union Bank, N.A., as trustee	10-Q	000-26489	4.7	11/2/2020	
4.14	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934					X
4.15	Indenture dated September 24, 2020 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2025 Notes	8-K	000-26489	4.1	9/24/2020	

55

Table of Contents

Exhibit Number	Exhibit Description	Incorporated By Reference: Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
4.15.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated September 24, 2020, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2025 Notes	10-K	000-26489	4.15.1	2/22/2023	
4.16	Indenture dated November 23, 2020 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2026 Notes	8-K	000-26489	4.1	11/23/2020	
4.16.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated November 23, 2020, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2026 Notes	10-K	000-26489	4.16.1	2/22/2023	
4.17	Indenture dated December 21, 2020 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2028 Floating Rate Notes	8-K	000-26489	4.1	12/21/2020	
4.17.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated December 21, 2020, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, Citibank, N.A., London Branch as trustee and Truist Bank as security agent for Encore 2028 Floating Rate Notes	10-K	000-26489	4.17.1	2/22/2023	
4.18	Indenture dated June 1, 2021 between Encore Capital Group, Inc., the subsidiary guarantors party thereto, GLAS Trust Company LLC as trustee and Truist Bank as security agent for Encore 2028 Notes	8-K	000-26489	4.1	6/1/2021	
4.18.1	First Supplemental Indenture, dated November 14, 2022, to the Indenture, dated June 1, 2021, by and between Encore Capital Group, Inc., the subsidiary guarantors party thereto, GLAS Trust Company LLC as trustee and Truist Bank as security agent for Encore 2028 Notes	10-K	000-26489	4.18.1	2/22/2023	
4.19	Indenture (including form of note), dated March 3, 2023, by and among Encore Capital Group, Inc. and Truist Bank, as trustee, for 2029 Convertible Notes	8-K	000-26489	4.1	3/3/2023	
10.1+	Form of Indemnification Agreement	8-K	000-26489	10.1	5/4/2006	
10.5+	Encore Capital Group, Inc. Executive Separation Plan	10-K	000-26489	10.5	2/23/2022	
10.7+	Non-Employee Director Compensation Program Guidelines, effective June 10, 2022	10-Q	000-26489	10.1	8/3/2022	
10.8+	Non-Employee Director Deferred Stock Compensation Plan	10-Q	000-26489	10.2	8/4/2016	
10.8.1+	First Amendment to Non-Employee Director Deferred Stock Compensation Plan, dated August 11, 2016	10-Q	000-26489	10.1	11/9/2016	

56

Table of Contents

Exhibit Number	Exhibit Description	Incorporated By Reference: Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
10.11+	The Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.3	6/20/2017	
10.11.1+	Form of Restricted Stock Unit Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.4	6/20/2017	
10.11.2+	Form of Restricted Stock Unit Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan (Executive Separation Plan Participant)	8-K	000-26489	10.5	6/20/2017	
10.11.3+	Form of Restricted Stock Award Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.6	6/20/2017	
10.11.4+	Form of Stock Option Grant Notice and Award Agreement under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.7	6/20/2017	
10.11.5+	Form of Performance Share Unit Award Grant Notice and Award Agreement (EPS) under the Encore Capital Group, Inc. 2017 Incentive Award Plan (Executive Separation Plan Participant)	8-K	000-26489	10.1	3/15/2018	
10.11.6+	Form of Performance Share Unit Award Grant Notice and Award Agreement (EPS) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.2	3/15/2018	
10.11.7+	Form of Performance Share Unit Award Grant Notice and Award Agreement (TSR) under the Encore Capital Group, Inc. 2017 Incentive Award Plan (Executive Separation Plan Participant)	8-K	000-26489	10.3	3/15/2018	
10.11.8+	Form of Performance Share Unit Award Grant Notice and Award Agreement (TSR) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	8-K	000-26489	10.4	3/15/2018	
10.11.10 +	Form of Performance Share Unit Award Grant Notice and Award Agreement (ROIC) under the Encore Capital Group, Inc. 2017 Incentive Award Plan	10-K	000-26489	10.11.10	2/23/2023	
10.19	Amended and Restated Senior Facilities Agreement, dated September 15, 2023, by and among Encore Capital Group, Inc., the several guarantors, banks and other financial institutions and lenders from time to time party thereto and Truist Bank as Agent and Security Agent	10-Q	000-26489	10.1	11/1/2023	
10.27	Form of Capped Call Confirmations for 2029 Convertible Notes	8-K	000-26489	10.1	3/3/2023	
21	List of Subsidiaries					X
23	Consent of Independent Registered Public Accounting Firm, BDO USA, P.C.					X
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934					X
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934					X

57

32.1 Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) X 97.1 Encore Policy for Recovery of Erroneously Awarded Compensation X 101.INS Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document X 101.SCH Inline XBRL Taxonomy Extension Schema Document X 101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document X 101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document X 101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document X 101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document X 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) Incorporated By Reference Exhibit Number Exhibit Description Form File Number Exhibit Filing Date Filed or Furnished Herewith + Management contract or compensatory plan or arrangement. In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of the company are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request. Item 16—Form 10-K Summary None. Table of Contents 58

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. ENCORE CAPITAL GROUP, INC., a Delaware corporation By: /s/ ASHISH MASIH Ashish Masih President and Chief Executive Officer Date: February 21, 2024 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Name and Signature Title Date /s/ ASHISH MASIH President and Chief Executive Officer and Director (Principal Executive Officer) February 21, 2024 Ashish Masih /s/ JONATHAN C. CLARK Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) February 21, 2024 Jonathan C. Clark /s/ WILLIAM C. GOINGS Director February 21, 2024 William C. Goings /s/ ASHWINI GUPTA Director February 21, 2024 Ashwini Gupta /s/ WENDY G. HANNAM Director February 21, 2024 Wendy G. Hannam /s/ JEFFREY A. HILZINGER Director February 21, 2024 Jeffrey A. Hilzinger /s/ ANGELA A. KNIGHT Director February 21, 2024 Angela A. Knight /s/ MICHAEL P. MONACO Director February 21, 2024 Michael P. Monaco /s/ LAURA OLLE Director February 21, 2024 Laura Olle /s/ RICHARD P. STOVSKY Director February 21, 2024 Richard P. Stovsky Table of Contents 59

ENCORE CAPITAL GROUP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm (BDO USA, P.C.; San Diego, California; PCAOB ID #243) F-1 Consolidated Statements of Financial Condition at December 31, 2023 and 2022 F-4 Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 F-5 Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2023, 2022 and 2021 F-6 Consolidated Statements of Equity for the years ended December 31, 2023, 2022 and 2021 F-7 Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 F-8 Notes to Consolidated Financial Statements F-9 Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies F-9 Note 2: Fair Value Measurements F-14 Note 3: Derivatives and Hedging Instruments F-17 Note 4: Investment in Receivable Portfolios, Net F-19 Note 5: Composition of Certain Financial Statement Items F-20 Note 6: Borrowings F-21 Note 7: Variable Interest Entities F-25 Note 8: Common Stock F-25 Note 9: Accumulated Other Comprehensive Loss F-26 Note 10: Stock-Based Compensation F-26 Note 11: Income Taxes F-28 Note 12: Leases F-32 Note 13: Commitments and Contingencies F-33 Note 14: Segment and Geographic Information F-34 Note 15: Goodwill and Identifiable Intangible Assets F-35 Table of Contents

Report of Independent Registered Public Accounting Firm Shareholders and Board of Directors Encore Capital Group, Inc. San Diego, California Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 21, 2024 expressed an unqualified opinion thereon. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Estimate of Expected Future Recoveries on Purchased Credit Deteriorated Assets As more fully described in Notes 1 and 4 to the consolidated financial statements, the Company’s investment in receivable portfolios, net balance was approximately $3.5 billion at December 31, 2023 and the resulting changes in recoveries for the year ended December 31, 2023 was a decrease of $82.5 million. Investment in receivable portfolios, net is comprised of purchased loans that have experienced significant deterioration of credit quality since origination. In accordance with the Company’s charge-off policy, each individual loan is deemed to be uncollectible. Receivable portfolio purchases are aggregated based on similar risk characteristics (“pool”), and a negative allowance is established based on expected future recoveries of the pool using a discounted cash flow approach. Subsequent changes (favorable and unfavorable) in expected future recoveries are recognized within changes in recoveries in the consolidated statements of income. The Company reviews each pool for current trends, actual versus expected performance, and expected timing of future recoveries (curve shape). The Company then re- forecasts the timing and amounts of expected future recoveries. Table of Contents F-1

We identified the estimate of expected future recoveries on purchased credit deteriorated assets as a critical audit matter. Specifically, management is required to make significant judgments and assumptions to estimate expected future recoveries. Estimated future recoveries are based on historical experience, current conditions, reasonable and supportable forecasts, and other quantitative and qualitative factors. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters. The primary procedures we performed to address this critical audit matter included: • Testing the design and operating effectiveness of controls over management’s assessment of the reasonableness of inputs and outputs from the Company’s proprietary statistical and behavioral models used to forecast expected future recoveries, and performance monitoring of expected future recoveries, which included the observation of certain key governance meetings. • Testing the collection data used by management to monitor each pool for current trends, actual versus expected performance, and the expected amount and timing of future recoveries (curve shape). • Evaluating management’s process used to develop estimates of expected future recoveries and certain qualitative factors by: (i) testing source data; (ii) assessing external evidence, such as macroeconomic data; and (iii) evaluating the reasonableness of assumptions by comparing to historical results, including current and past period forecasts to actual performance, recent performance trends, and curve shape. Goodwill Impairment Assessment As more fully described in Notes 1 and 15 to the consolidated financial statements, the Company’s goodwill balance was approximately $606.5 million at December 31, 2023, which was allocated between two reporting units, MCM and Cabot, that carried goodwill. The Company performed its annual quantitative goodwill impairment assessment for both the MCM and Cabot reporting units as of October 1, 2023, which utilized a combination of the income and the market approaches. The Company also evaluated the aggregate fair value of its reporting units to its aggregate market capitalization at the testing date. As a result of this analysis, the Company determined that the fair value of the MCM reporting unit exceeded its carrying value, while the fair value of the Cabot reporting unit was less than its carrying value, and recorded an impairment charge of $238.2 million, which represented the difference between the assessed fair value and carrying value thereof. We identified the goodwill impairment assessment of the MCM and Cabot reporting units as a critical audit matter because of the significant assumptions and judgments management made as part of the assessment to estimate the fair value of the reporting units. The income approach required significant management assumptions, such as assumptions used in the cash flow forecasts, the discount rate, and the terminal value. The market approach required significant management judgment in the selection of appropriate peer group companies and valuation multiples. Auditing these elements involved a high degree of auditor judgment due to the nature and extent of audit effort, including the extent of specialized skill or knowledge needed. The primary procedures we performed to address this critical audit matter included: • Evaluating management’s process for developing fair value estimates determined using the income and market approaches including testing the relevance and reliability of underlying data, and evaluating significant management assumptions to historical results and market participant data. • Recalculating the impairment charge to the Cabot reporting unit based on the difference between the assessed fair value and carrying value thereof. • Testing the reconciliation of the estimated fair value of the Company’s reporting units to the indicated market capitalization of the Company, as a whole. • Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the appropriateness of the fair value methodology; (ii) evaluating the reasonableness of certain assumptions used including the discount rate, selection of peer group companies, valuation multiples, and the terminal value; (iii) assessing the reasonableness of the discount rate by developing independent estimates and comparing estimates to those utilized by management; and (iv) evaluating the reasonableness of the market capitalization reconciliation. Table of Contents F-2

/s/ BDO USA, P.C. We have served as the Company's auditor since 2001. San Diego, California February 21, 2024 Table of Contents F-3

ENCORE CAPITAL GROUP, INC. Consolidated Statements of Financial Condition (In Thousands, Except Par Value Amounts) December 31, 2023 December 31, 2022 Assets Cash and cash equivalents $ 158,364 $ 143,912 Investment in receivable portfolios, net 3,468,432 3,088,261 Property and equipment, net 103,959 113,900 Other assets 293,256 341,073 Goodwill 606,475 821,214 Total assets $ 4,630,486 $ 4,508,360 Liabilities and Equity Liabilities: Accounts payable and accrued liabilities $ 189,928 $ 198,217 Borrowings 3,318,031 2,898,821 Other liabilities 185,989 231,695 Total liabilities 3,693,948 3,328,733 Commitments and contingencies (Note 13) Equity: Convertible preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued and outstanding — — Common stock, $0.01 par value, 75,000 shares authorized, 23,545 shares and 23,323 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively 235 233 Additional paid-in capital 11,052 — Accumulated earnings 1,049,171 1,278,210 Accumulated other comprehensive loss (123,920) (98,816) Total stockholders’ equity 936,538 1,179,627 Total liabilities and stockholders’ equity $ 4,630,486 $ 4,508,360 The following table presents certain assets and liabilities of consolidated variable interest entities (“VIEs”) included in the consolidated statements of financial condition above. Most assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs. The liabilities exclude amounts where creditors or beneficial interest holders have recourse to the general credit of the Company. See “Note 7: Variable Interest Entities” for additional information on the Company’s VIEs. December 31, 2023 December 31, 2022 Assets Cash and cash equivalents $ 24,472 $ 1,344 Investment in receivable portfolios, net 717,556 431,350 Other assets 19,358 3,627 Liabilities Accounts payable and accrued liabilities 1,854 150 Borrowings 494,925 423,522 Other liabilities 2,452 105 See accompanying notes to consolidated financial statements Table of Contents F-4

Table of Contents

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Operations
(In Thousands, Except Per Share Amounts)

	Year Ended December 31, 2023	2022	2021
Revenues			
Revenue from receivable portfolios	$ 1,204,437	$ 1,202,361	$ 1,287,730
Changes in recoveries	(82,530)	93,145	199,136
Total debt purchasing revenue	1,121,907	1,295,506	1,486,866
Servicing revenue	83,136	94,922	120,778
Other revenues	17,637	7,919	6,855
Total revenues	1,222,680	1,398,347	1,614,499
Operating expenses			
Salaries and employee benefits	391,532	375,135	385,178
Cost of legal collections	224,252	217,944	254,280
General and administrative expenses	144,862	145,798	137,695
Other operating expenses	111,179	111,234	106,938
Collection agency commissions	35,657	35,568	47,057
Depreciation and amortization	41,737	46,419	50,079
Goodwill impairment	238,200	—	—
Impairment of intangible assets	18,726	4,075	—
Total operating expenses	1,206,145	936,173	981,227
Income from operations	16,535	462,174	633,272
Other expense			
Interest expense	(201,877)	(153,308)	(169,647)
Loss on extinguishment of debt	—	—	(9,300)
Other income (expense)	5,078	2,123	(17,784)
Total other expense	(196,799)	(151,185)	(196,731)
(Loss) income before income taxes	(180,264)	310,989	436,541
Provision for income taxes	(26,228)	(116,425)	(85,340)
Net (loss) income	(206,492)	194,564	351,201
Net income attributable to noncontrolling interest	—	—	(419)
Net (loss) income attributable to Encore Capital Group, Inc. stockholders	$ (206,492)	$ 194,564	$ 350,782
(Loss) income per share attributable to Encore Capital Group, Inc.:			
Basic (loss) income per share from:			
Basic	$ (8.72)	$ 8.06	$ 11.64
Diluted	$ (8.72)	$ 7.46	$ 11.26
Weighted average shares outstanding:			
Basic	23,670	24,142	30,129
Diluted	23,670	26,092	31,153

See accompanying notes to consolidated financial statements

F-5

ENCORE CAPITAL GROUP, INC. Consolidated Statements of Comprehensive (Loss) Income (In Thousands) Year Ended December 31, 2023 2022 2021 Net (loss) income $ (206,492) $ 194,564 $ 351,201 Other comprehensive (loss) income, net of tax: Change in unrealized (loss) gain on derivative instruments: Unrealized (loss) gain on derivative instruments (44,478) 36,385 12,835 Income tax effect 4,891 (407) (2,165) Unrealized (loss) gain on derivative instruments, net of tax (39,587) 35,978 10,670 Change in foreign currency translation: Unrealized gain (loss) on foreign currency translation 15,376 (78,232) (15,309) Income tax effect (893) (3,014) — Removal of other comprehensive loss in connection with divestiture — — 19,904 Unrealized gain (loss) on foreign currency translation, net of divestiture 14,483 (81,246) 4,595 Other comprehensive (loss) income, net of tax (25,104) (45,268) 15,265 Comprehensive (loss) income (231,596) 149,296 366,466 Comprehensive income attributable to noncontrolling interest: Net income attributable to noncontrolling interest — — (419) Comprehensive income attributable to noncontrolling interest — — (419) Comprehensive (loss) income attributable to Encore Capital Group, Inc. stockholders $ (231,596) $ 149,296 $ 366,047 See accompanying notes to consolidated financial statements Table of Contents F-6

Table of Contents

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Equity
(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
	Shares	Par					
Balance as of December 31, 2020	31,345	$313	$ 230,440	$ 1,055,668	$ (68,813)	$ 2,468	$1,220,076
Cumulative adjustment	—	—	(40,372)	22,458	—	—	(17,914)
Net income	—	—	—	350,782	—	419	351,201
Other comprehensive loss, net of tax	—	—	—	—	(4,639)	—	(4,639)
Purchase of noncontrolling interest	—	—	(2,669)	—	—	(2,887)	(5,556)
Exercise of stock options and issuance of share-based awards, net of shares withheld for employee taxes	266	2	(5,537)	—	—	—	(5,535)
Repurchase and retirement of common stock	(7,070)	(70)	(200,192)	(190,344)	—	—	(390,606)
Stock-based compensation	—	—	18,330	—	—	—	18,330
Removal of other comprehensive loss in connection with divestiture	—	—	—	—	19,904	—	19,904
Balance as of December 31, 2021	24,541	245	—	1,238,564	(53,548)	—	1,185,261
Net income	—	—	—	194,564	—	—	194,564
Other comprehensive loss, net of tax	—	—	—	—	(45,268)	—	(45,268)
Exercise of stock options and issuance of share-based awards, net of shares withheld for employee taxes	279	3	(3,949)	(7,434)	—	—	(11,380)
Repurchase and retirement of common stock	(1,497)	(15)	(10,659)	(76,332)	—	—	(87,006)
Stock-based compensation	—	—	15,402	—	—	—	15,402
Settlement of convertible senior notes	—	—	—	(71,152)	—	—	(71,152)
Other	—	—	(794)	—	—	—	(794)
Balance as of December 31, 2022	23,323	233	—	1,278,210	(98,816)	—	1,179,627
Net loss	—	—	—	(206,492)	—	—	(206,492)
Other comprehensive loss, net of tax	—	—	—	—	(25,104)	—	(25,104)
Exercise of stock options and issuance of share-based awards, net of shares withheld for employee taxes	222	2	(5,108)	—	—	—	(5,106)
Stock-based compensation	—	—	13,854	—	—	—	13,854
Purchase of capped call options, net of tax effect	—	—	(13,865)	—	—	—	(13,865)
Unwind of the existing capped call options	—	—	30,913	—	—	—	30,913
Settlement of convertible senior notes	—	—	(14,742)	(22,547)	—	—	(37,289)
Balance as of December 31, 2023	23,545	$235	$ 11,052	$ 1,049,171	$ (123,920)	$ —	$ 936,538

See accompanying notes to consolidated financial statements

F-7

ENCORE CAPITAL GROUP, INC. Consolidated Statements of Cash Flows (In Thousands) Year Ended December 31, 2023 2022 2021 Operating activities: Net (loss) income $ (206,492) $ 194,564 $ 351,201 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 41,737 46,419 50,079 Other non-cash interest expense, net 17,160 15,875 17,785 Stock-based compensation expense 13,854 15,402 18,330 Deferred income taxes (55,916) 46,410 35,371 Goodwill impairment 238,200 — — Impairment of intangible assets 18,726 4,075 — Changes in recoveries 82,530 (93,145) (199,136) Other, net (2,259) 18,798 26,430 Changes in operating assets and liabilities Other assets 15,894 (6,722) 38,941 Accounts payable, accrued liabilities and other liabilities (10,443) (30,995) (35,948) Net cash provided by operating activities 152,991 210,681 303,053 Investing activities: Purchases of receivable portfolios, net of put-backs (1,060,206) (790,569) (657,280) Collections applied to investment in receivable portfolios, net 658,130 709,176 1,019,629 Purchases of real estate owned (26,901) (39,340) (17,090) Purchases of property and equipment (24,807) (37,224) (33,372) Proceeds from sale of real estate owned 52,636 27,722 31,159 Other, net (793) — (3,150) Net cash (used in) provided by investing activities (401,941) (130,235) 339,896 Financing activities: Payment of loan and debt refinancing costs (13,707) (1,659) (11,963) Proceeds from credit facilities 1,196,046 779,513 821,931 Repayment of credit facilities (989,627) (515,703) (896,418) Proceeds from senior secured notes 104,188 — 353,747 Repayment of senior secured notes (39,080) (39,080) (359,175) Proceeds from issuance of convertible senior notes 230,000 — — Repayment of convertible senior notes (212,480) (221,153) (161,000) Repurchase and retirement of common stock — (87,006) (390,606) Other, net (7,040) (22,357) (12,208) Net cash provided by (used in) financing activities 268,300 (107,445) (655,692) Net increase (decrease) in cash and cash equivalents 19,350 (26,999) (12,743) Effect of exchange rate changes on cash and cash equivalents (4,898) (18,734) 13,204 Cash and cash equivalents, beginning of period 143,912 189,645 189,184 Cash and cash equivalents, end of period $ 158,364 $ 143,912 $ 189,645 Supplemental disclosures of cash flow information: Cash paid for interest $ 163,815 $ 131,391 $ 132,400 Cash paid for income taxes, net of refunds 68,522 71,276 42,039 Supplemental schedule of non-cash investing and financing activities: Investment in receivable portfolios transferred to real estate owned $ 7,957 $ 1,903 $ 768 Property and equipment acquired through finance leases 234 3,273 2,664 See accompanying notes to consolidated financial statements Table of Contents F-8

ENCORE CAPITAL GROUP, INC. Notes to Consolidated Financial Statements Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies Encore Capital Group, Inc. (“Encore”), through its subsidiaries (collectively with Encore, the “Company”), is an international specialty finance company providing debt recovery solutions and other related services for consumers across a broad range of financial assets. The Company purchases portfolios of defaulted consumer receivables at deep discounts to face value and manages them by working with individuals as they repay their obligations and work toward financial recovery. Defaulted receivables are consumers’ unpaid financial obligations to credit originators, including banks, credit unions, consumer finance companies and commercial retailers. Defaulted receivables may also include receivables subject to bankruptcy proceedings. The Company also provides debt servicing and other portfolio management services to credit originators for non-performing loans in Europe. Through Midland Credit Management, Inc. and its domestic affiliates (collectively, “MCM”), the Company is a market leader in portfolio purchasing and recovery in the United States. Through Cabot Credit Management Limited (“CCM”) and its subsidiaries and European affiliates (collectively, “Cabot”) the Company is one of the largest credit management services providers in Europe and the United Kingdom. These are the Company’s primary operations. The Company also has investments and operations in Latin America and Asia-Pacific, which the Company refers to as “LAAP.” Basis of Consolidation The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. The Company also consolidates variable interest entities (“VIEs”) for which it is the primary beneficiary. The primary beneficiary has both (a) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (b) either the obligation to absorb losses or the right to receive benefits. Refer to “Note 7: Variable Interest Entities” for further details. All intercompany transactions and balances have been eliminated in consolidation. Translation of Foreign Currencies The financial statements of certain of the Company’s foreign subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of foreign operations are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates in effect during each period. The resulting translation adjustments are recorded as a component of other comprehensive income or loss. Equity accounts are translated at historical rates, except for the change in retained earnings during the year which is the result of the income statement translation process. Intercompany transaction gains or losses at each period end arising from subsequent measurement of balances for which settlement is not planned or anticipated in the foreseeable future are included as translation adjustments and recorded within other comprehensive income or loss. Translation gains or losses are the material components of accumulated other comprehensive income or loss and are reclassified to earnings upon the substantial sale or liquidation of investments in foreign operations. Reclassification The Company made immaterial reclassifications to the prior year’s consolidated financial statements to conform to current year presentation. The Company presented impairment of intangible assets within the depreciation and amortization expense line item in the consolidated statements of income on its Form 10-K for the year ended December 31, 2022, and has reclassed such impairment charge as a single line item in the Company’s consolidated statements of operations on this Form 10-K for the year ended December 31, 2023. The Company made the same reclassification to its consolidated statements of cash flows accordingly. The reclassifications have no effect on net income, total assets, or accumulated earnings as previously reported. Recently Adopted Accounting Pronouncements There were no recently adopted accounting pronouncements. Table of Contents F-9

Recent Accounting Standards or Updates Not Yet Effective In August 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update (“ASU”) 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which addresses the accounting by a joint venture for contributions received upon its formation (“ASU 2023-05”). ASU 2023-05 requires joint ventures to measure all assets and liabilities upon formation at fair value. This guidance will be applied prospectively to all joint venture formations with a formation date on or after January 1, 2025. This amendment would only impact the Company upon adoption if, in the future, it entered into an applicable transaction. In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the Accounting Standards Codification (“ASC”). These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the potential impact, but we do not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures. In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within the segment measure of profit or loss. This guidance will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023, and interim reporting periods in fiscal years beginning after December 31, 2024. This ASU will likely result in additional required disclosure when adopted. The Company is currently evaluating the provisions of this ASU and the impact on its consolidated financial statements and related disclosures. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions and applies to all entities subject to income taxes. The new standard is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures. Use of Estimates The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates significant estimates, including estimated future recoveries on its investment in receivable portfolios, fair value of goodwill, and income taxes, among others. The Company bases its estimates on assumptions, both historical and forward looking, that are believed to be reasonable. Actual results could materially differ from those estimates. Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. The Company maintains its cash and cash equivalents in multiple financial institutions and certain account balances exceed federally insurable limits. To date, the Company has experienced no loss or lack of access to cash in its bank accounts. The Company believes any risks are mitigated by maintaining cash with highly rated financial institutions. The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate their fair value. Included in cash and cash equivalents is cash collected on behalf of and due to third-party clients. A corresponding balance is included in accounts payable and accrued liabilities. The balance of cash held for clients was $16.0 million and $17.8 million as of December 31, 2023 and 2022, respectively. Table of Contents F-10

Investment in Receivable Portfolios The Company purchases portfolios of loans that have experienced significant deterioration of credit quality since origination from banks and other financial institutions. These financial assets are defined as purchased credit deteriorated (or “PCD”) assets under the accounting standard for Financial Instruments - Credit Losses (“CECL”). Under the PCD accounting model, the purchased assets are recognized at their face value with an offsetting allowance and noncredit discount allocated to the individual receivables as the unit of account is at the individual loan level. Since each loan is deeply delinquent and deemed uncollectible at the individual loan level, the Company applies its charge-off policy and fully writes-off the amortized costs (i.e., face value net of noncredit discount) of the individual receivables immediately after purchasing the portfolio. The Company then records a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which ultimately equals the amount paid for a portfolio purchase and presented as “Investment in receivable portfolios, net” in the Company’s consolidated statements of financial condition. The discount rate is an effective interest rate (or “purchase EIR”) based on the purchase price of the portfolio and the expected future cash flows at the time of purchase. The amount of the negative allowance (i.e., investment in receivable portfolios) will not exceed the total amortized cost basis of the loans written-off. Receivable portfolio purchases are aggregated into pools based on similar risk characteristics. Examples of risk characteristics include financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location. The Company’s static pools are typically grouped into credit card, purchased consumer bankruptcy, and mortgage portfolios. The Company further groups these static pools by geographic location. Once a pool is established, the portfolios will remain in the designated pool unless the underlying risk characteristics change. The purchase EIR of a pool will not change over the life of the pool even if expected future cash flows change. Revenue is recognized for each static pool over the economic life of the pool. Debt purchasing revenue includes two components: (1) Revenue from receivable portfolios, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR) and also includes all revenue from zero basis portfolio (“ZBA”) collections, and (2) Changes in recoveries, which includes (a) Recoveries above or below forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and (b) Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections “pulled forward from” or “pushed out to” future periods (i.e. amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases). The Company measures expected future recoveries based on historical experience, current conditions, reasonable and supportable forecasts, and other quantitative and qualitative factors. Factors that may change the expected future recoveries may include both internal as well as external factors. Internal factors include operational performance, such as capacity and the productivity of the Company’s collection staff. External factors that may have an impact on the Company’s collections include new laws or regulations, new interpretations of existing laws or regulations, and macroeconomic conditions. The Company elected not to maintain its previously formed pool groups with amortized costs at transition. Certain pools already fully recovered their cost basis and became ZBA prior to the transition. The Company did not establish a negative allowance from ZBA pools as the Company elected the Transition Resource Group for Credit Losses’ practical expedient to retain the integrity of its legacy pools. All subsequent collections to the ZBA pools are recognized as ZBA revenue, which is included in revenue from receivable portfolios in the Company’s consolidated statements of operations. Transfers of Financial Assets The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s ongoing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in “Other revenues” in the Company’s consolidated statements of operations. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the statements of financial condition at fair value. Table of Contents F-11

Transfers of financial assets that do not qualify for sale accounting are reported as collateralized borrowings. Accordingly, the related assets remain on the Company’s statements of financial condition and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions. To date, the Company has not had any transfers of financial assets that did not qualify for sale accounting. Servicing Revenue Certain of the Company’s subsidiaries earn servicing revenue by providing portfolio management services to credit originators for non-performing loans. The Company recognizes servicing revenue when it satisfies the performance obligation over time by providing debt solution and credit management services. The Company typically invoices for its services monthly with payment terms of 30 days. Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the value assigned to tangible and identifiable intangible assets, liabilities assumed, and noncontrolling interest of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Goodwill is tested at the reporting unit level annually for impairment and in interim periods if certain events occur indicating the fair value of a reporting unit may be below its carrying value. See “Note 15: Goodwill and Identifiable Intangible Assets” for further discussion of the Company’s goodwill and other intangible assets. Property and Equipment Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows: Fixed Asset Category Estimated Useful Life Leasehold improvements Lesser of lease term, including periods covered by renewal options, or useful life Furniture, fixtures and equipment 5 to 10 years Computer hardware and software 3 to 5 years Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset is expected to generate. If the asset is not recoverable, its carrying amount would be adjusted down to its fair value. Real Estate Owned Real estate-owned assets, or REO assets, represent real estate assets acquired when (1) the Company takes possession of the underlying real estate assets of non-performing secured mortgage portfolio previously purchased or (2) when the Company purchases real estate assets. Upon repossession or foreclosure, the Company initially records the property received at its fair value less costs to sell. Subsequent to acquisition, REO is carried at the lower of cost or fair value, less estimated selling costs. Management performs valuations at each reporting period end using Level 3 measurements based on appraised values using market comparables and a valuation allowance is established by a charge to income for any excess of the carrying value over the fair value, less estimated costs to sell the property. The REOs are generally acquired at deeply discounted values and therefore the valuation allowances associated with these assets are immaterial. Recoveries in fair value during the holding period are recognized until the valuation allowance is reduced to zero. Proceeds received in excess of the carrying value of the REO and any associated direct selling costs are recorded as other revenues within the Company’s consolidated statements of operations. Costs related to holding and maintaining the property are charged to operating expenses. Table of Contents F-12

Leases The Company recognizes operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated statements of financial condition. ROU assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The Company’s lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets also include any advance lease payments made and are net of any lease incentives. As most of the Company’s operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would expect to pay to borrow over a similar term, and on a collateralized basis, an amount equal to the lease payments in a similar economic environment. The Company elected not to apply the recognition requirements to short-term leases and not to separate non-lease components from lease components for operating leases. Income Taxes The provision for income taxes is estimated using the asset and liability method of accounting for income taxes, under which deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which the differences are expected to be realized or settled. At each reporting date, the Company considers new evidence, both positive and negative, that could affect future realization of deferred tax assets including historical earnings, taxable income in prior carryback years if permitted under tax law, projections of future income, timing of reversing temporary differences and the implementation of feasible and prudent tax planning strategies. In the event that it is more likely than not that all or part of the deferred tax assets are determined not to be realizable in the future, the Company would establish or increase a valuation allowance in the period such determination is made, with a corresponding charge to earnings. In the event the Company realizes deferred tax assets that were previously determined to be unrealizable, the Company would release or decrease the respective valuation allowance, with a corresponding positive adjustment to earnings. The calculation of tax liabilities involves significant judgement in estimating the impact and timing of resolution of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s results of operation and financial position. The Company records liabilities related to uncertain tax positions when it believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities, despite its belief that those tax return positions are supportable. The Company includes interest and penalties related to income taxes within its provision for income taxes. See “Note 11: Income Taxes” for further discussion. Stock-Based Compensation The Company determines stock-based compensation expense for all share-based payment awards based on the measurement date fair value. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock option grants. The Company has certain share awards that include market conditions that affect vesting, the fair value of these shares is estimated using a lattice model. Compensation cost is not adjusted if the market condition is not met, as long as the requisite service is provided. For share awards that require service and performance conditions, the Company recognizes compensation cost only for those awards expected to meet the service and performance vesting conditions over the requisite service period of the award. Forfeiture rates are estimated based on the Company’s historical experience. Stock-based compensation expenses are included in “Salaries and Employee Benefits” in the Company’s consolidated statements of operations. See “Note 10: Stock-Based Compensation” for further discussion. Derivative Instruments and Hedging Activities The Company recognizes all derivative financial instruments in its consolidated financial statements at fair value. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. The Company designates derivative instruments as cash flow hedges or fair value hedges based on the intended use of the derivative. The changes in fair value of derivatives designated as fair value hedges is recorded each period in other income (expense) with the offsetting changes in fair value of the hedged item attributed to the risk being hedged. Changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings. The changes in fair value of derivatives designated as cash flow hedges is recorded each period, net of tax, in accumulated other comprehensive income or loss until the related hedged transaction occurs. If in the event the hedged cash flow does not occur, or it becomes probable that it will not occur, the Company would reclassify the amount of any gain or loss on the related cash flow hedge to income or expense at that time. If the hedged cash flows are still reasonably possible to occur, the hedged cash flows will continue to be recorded in accumulated other comprehensive income or loss until the hedged cash flows are no longer probable of occurring. The Company classifies the cash flows from a derivative instrument Table of Contents F-13

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that is accounted for as a cash flow hedge (and that does not contain an other-than-insignificant financing element at inception) in the same category as the cash flows from the items being hedged. See "Note 3: Derivatives and Hedging Instruments" for further discussion.

Concentration of Supply Risk

A significant percentage of the Company's portfolio purchases for any given fiscal quarter or year may be concentrated with a few large sellers, some of which may also involve forward flow arrangements. A significant decrease in the volume of portfolio available from any of the Company's principal sellers would force the Company to seek alternative sources of charged-off receivables.

The Company may be unable to find alternative sources from which to purchase charged-off receivables, and even if it could successfully replace these purchases, the search could take time and the receivables could be of lower quality, cost more, or both, any of which could adversely affect the Company's business, financial condition and operating results.

Income or Loss Per Share

Basic income or loss per share is calculated by dividing net income or loss attributable to Encore by the weighted average number of shares of common stock outstanding during the period.

The number of shares used to calculate the diluted earnings per share is computed by using the basic weighted-average number of common shares outstanding plus any potentially dilutive potential common shares outstanding during the period, except when their effect is anti-dilutive. Dilutive potential common shares include outstanding stock based awards, and the dilutive effect of the convertible and exchangeable senior notes, if applicable.

The Company adopted ASU 2020-06 on January 1, 2021, using a modified retrospective approach. Effective January 1, 2021, the dilutive effect of the Company's convertible and exchangeable notes is calculated using the if-converted method. Prior to the adoption, the dilutive effect of the convertible and exchangeable notes was calculated using the treasury stock method. In September 2021, in accordance with the indenture for the convertible senior notes due in March 2022, the Company irrevocably elected cash settlement for these notes. As a result, the convertible senior notes due in March 2022 were only dilutive prior to September 15, 2021. All of the Company's other convertible and exchangeable notes require net share settlement, using the if-converted method results in a similar dilutive effect as using the treasury stock method under the previous accounting standard, due to the fact that only in-the-money shares are included in the dilutive effect.

A reconciliation of shares used in calculating income or loss per basic and diluted shares follows *(in thousands, except per share amounts)*:

	Year Ended December 31,		
	2023	2022	2021
Net (loss) income attributable to Encore Capital Group, Inc.	$ (206,492)	$ 194,564	$ 350,782
Total weighted-average basic shares outstanding	23,670	24,142	30,129
Dilutive effect of stock-based awards	—	344	407
Dilutive effect of convertible and exchangeable senior notes	—	1,606	617
Total weighted-average dilutive shares outstanding	23,670	26,092	31,153
Basic (loss) income per share	$ (8.72)	$ 8.06	$ 11.64
Diluted (loss) income per share	$ (8.72)	$ 7.46	$ 11.26

Anti-dilutive employee stock options outstanding were negligible during the years ended December 31, 2023, 2022, and 2021.

Note 2: Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or the price paid to transfer a liability, in an orderly transaction between market participants at the measurement date (*i.e.*, the "exit price"). The Company uses a fair value hierarchy that prioritizes the inputs used in valuation techniques to measure fair value into three broad levels. The following is a brief description of each level:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

F-14

• Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active. • Level 3: Unobservable inputs, including inputs that reflect the reporting entity’s own assumptions. The Company's cash and cash equivalents, certain other current assets, accounts payable and accrued liabilities, and other current liabilities approximate their fair values due to their short-term nature, which are determined to be a Level 1 measurement. Financial Instruments Required To Be Carried At Fair Value Financial assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands): Fair Value Measurements as of December 31, 2023 Level 1 Level 2 Level 3 Total Assets Interest rate cap contracts $ — $ 16,950 $ — $ 16,950 Cross-currency swap agreements — 361 — 361 Liabilities Interest rate swap agreements — (22,510) — (22,510) Cross-currency swap agreements — (28,039) — (28,039) Fair Value Measurements as of December 31, 2022 Level 1 Level 2 Level 3 Total Assets Interest rate cap contracts $ — $ 36,807 $ — $ 36,807 Liabilities Cross-currency swap agreements — (36,918) — (36,918) Derivative Contracts: The Company uses derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Fair values of these derivative instruments are estimated using industry standard valuation models. These models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rate curves, foreign currency exchange rates, and forward and spot prices for currencies. Contingent Consideration: The Company carries certain contingent liabilities resulting from its mergers and acquisition activities. Certain sellers of the Company’s acquired entities could earn additional earn-out payments in cash based on the entities’ subsequent operating performance. The Company recorded the acquisition date fair values of these contingent liabilities, based on the likelihood of contingent earn-out payments, as part of the consideration transferred. The earn-out payments are subsequently remeasured to fair value at each reporting date, based on actual and forecasted operating performance. All of the Company’s contingent consideration obligations were fully resolved as of December 31, 2022. There were no new contingent liabilities resulted from mergers and acquisitions activities for the year ended December 31, 2023. Table of Contents F-15

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The following table provides a roll-forward of the fair value of contingent consideration, for the years ended December 31, 2022, and 2021 *(in thousands)*:

		Amount
Balance as of December 31, 2020	$	2,957
Issuance of contingent consideration in connection with purchase of noncontrolling interest		2,913
Change in fair value of contingent consideration		(388)
Payment of contingent consideration		(180)
Effect of foreign currency translation		(84)
Balance as of December 31, 2021		5,218
Change in fair value of contingent consideration		794
Payment of contingent consideration		(5,273)
Effect of foreign currency translation		(739)
Balance as of December 31, 2022	$	—

Non-Recurring Fair Value Measurement:

Certain assets are measured at fair value on a nonrecurring basis. The fair values of goodwill and intangible assets are determined using various valuation techniques under Level 3 fair value hierarchy, refer to "Note 15, Goodwill and Intangible Assets" for further details. REO assets are classified as held for sale at the lower of their carrying value or fair value less cost to sell. The fair value of the assets held for sale and estimated selling expenses were determined at the time of initial recognition and in each reporting period using Level 3 measurements based on appraised values using market comparables. The fair value estimate of the assets held for sale was approximately $70.6 million and $68.2 million as of December 31, 2023 and December 31, 2022, respectively.

Financial Instruments Not Required To Be Carried At Fair Value

The table below summarizes fair value estimates for the Company's financial instruments that are not required to be carried at fair value. The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

The carrying amounts in the following table are included in the consolidated statements of financial condition as of December 31, 2023 and December 31, 2022 *(in thousands)*:

	December 31, 2023		December 31, 2022	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets				
Investment in receivable portfolios, net	$ 3,468,432	$ 3,515,651	$ 3,088,261	$ 3,242,506
Financial Liabilities				
Global senior secured revolving credit facility	816,880	816,880	661,738	661,738
Encore private placement notes	29,310	28,922	68,390	66,947
Senior secured notes[(1)]	1,649,621	1,598,636	1,480,258	1,334,686
Exchangeable senior notes due September 2023	—	—	172,500	205,227
Convertible senior notes due October 2025	100,000	136,403	100,000	130,556
Convertible senior notes due March 2029	230,000	226,794	—	—
Cabot securitisation senior facility	324,646	324,646	423,522	423,522
U.S. facility	175,000	175,000	—	—
Other borrowings	24,904	24,904	23,512	23,512

(1) Carrying amount represents historical cost, adjusted for any related debt discount or debt premium.

F-16

Investment in Receivable Portfolios: The fair value of investment in receivable portfolios is measured using Level 3 inputs by discounting the estimated future cash flows generated by the Company’s proprietary forecasting models. The key inputs include the estimated future gross cash flow, average cost to collect, and discount rate. The determination of such inputs requires significant judgment, including assessing the assumed market participant’s cost structure, its determination of whether to include fixed costs in its valuation, its collection strategies, and determining the appropriate weighted average cost of capital. The Company evaluates the use of these key inputs on an ongoing basis and refines the data as it continues to obtain better information from market participants in the debt recovery and purchasing business. Borrowings: The Company’s convertible notes, exchangeable notes, senior secured notes and private placement notes are carried at historical cost, adjusted for the applicable debt discount. The fair value estimate for the convertible and exchangeable notes incorporates quoted market prices using Level 2 inputs. The fair value of the senior secured notes and private placement notes is estimated using widely accepted valuation techniques, including discounted cash flow analyses using available market information on discount and borrowing rates with similar terms, maturities, and credit ratings. Accordingly, the Company used Level 2 inputs for these debt instrument fair value estimates. The carrying value of the Company’s senior secured revolving credit facility, securitisation senior facility and U.S. facility approximates fair value due to the use of current market rates that are repriced frequently. Note 3: Derivatives and Hedging Instruments The Company may periodically enter into derivative financial instruments to manage risks related to interest rates and foreign currency. Certain of the Company’s derivative financial instruments qualify for hedge accounting treatment. The following table summarizes the fair value of derivative instruments as recorded in the Company’s consolidated statements of financial condition (in thousands): December 31, 2023 December 31, 2022 Balance Sheet Location Fair Value Balance Sheet Location Fair Value Derivatives designated as hedging instruments: Interest rate cap contracts Other assets $ 14,564 Other assets $ 36,807 Interest rate swap agreements Other liabilities (22,510) — — Cross-currency swap agreements Other assets 361 — — Cross-currency swap agreements Other liabilities (28,039) Other liabilities (36,918) Derivatives not designated as hedging instruments: Interest rate cap contracts Other assets 2,386 — — Derivatives Designated as Hedging Instruments The Company may periodically enter into interest rate swap agreements and interest rate cap contracts to reduce its exposure to fluctuations in interest rates on variable interest rate debt and their impact on earnings and cash flows. Under the swap agreements, the Company receives floating interest rate payments and makes interest payments based on fixed interest rates. Under the cap contracts, the Company receives floating interest rate payments and makes interest payments based on capped interest rates. The Company designates its interest rate swap and interest rate cap instruments as cash flow hedges at inception. The Company uses cross-currency swap agreements to manage foreign currency exchange risk by converting fixed-rate Euro-denominated borrowings and fixed-rate GBP-denominated borrowings including periodic interest payments and the payment of principal at maturity to fixed-rate USD debt. The cross-currency swap agreements are accounted for as fair value hedges. Table of Contents F-17

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The following table summarizes the terms of the derivative instruments designated as hedging instruments as recorded in the Company's consolidated statements of financial condition:

	December 31, 2023				
	Effective date	Maturity Date	Hedge Designation	Notional Amount	Receive Floating Rate Index
Interest rate cap contracts					
2019 Cap	January 2020	June 2024	Cash flow hedge	$441.5 million	3-month EURIBOR
2021 Cap(1)	November 2021	September 2024	Cash flow hedge	$318.3 million	SONIA
2024 Cap	September 2024	September 2026	Cash flow hedge	$324.6 million	SONIA
Interest rate swap agreements					
2023 Euro IR Swap	October 2023	January 2028	Cash flow hedge	$110.4 million	3-month EURIBOR
2024 Euro IR Swaps	June 2024	January 2028	Cash flow hedge	$458.1 million	3-month EURIBOR
2023 SOFR IR Swaps	November 2023	October 2026	Cash flow hedge	$150.0 million	1-month SOFR CME Term
Cross-currency swap agreements					
2020 Euro Swaps	September 2020	October 2025	Fair value hedge	$386.3 million	—
2023 GBP Swaps	July 2023	February 2026	Fair value hedge	$381.9 million	—

(1) The total notional amount of the 2021 Cap was $445.6 million, of which $318.3 million was hedge designated and $127.3 million was not hedge designated as of December 31, 2023.

	December 31, 2022				
	Effective date	Maturity Date	Hedge Designation	Notional Amount	Receive Floating Rate Index
Interest rate cap contracts					
2019 Cap	January 2020	June 2024	Cash flow hedge	$428.9 million	3-month EURIBOR
2021 Cap	November 2021	September 2024	Cash flow hedge	$423.5 million	SONIA
Cross-currency swap agreements					
2020 Euro Swaps	September 2020	October 2025	Cash flow hedge	$375.3 million	—

The Company expects to reclassify approximately $10.6 million of net derivative gain from OCI into earnings relating to its cash flow designated derivatives within the next 12 months.

The following table summarizes the effects of derivatives designated as hedging instruments in the Company's consolidated financial statements *(in thousands):*

Derivatives Designated as Hedging Instruments	Gain (Loss) Recognized in OCI			Location of Gain (Loss) Reclassified from OCI into Income	Gain (Loss) Reclassified from OCI into Income		
	Year Ended December 31,				Year Ended December 31,		
	2023	2022	2021		2023	2022	2021
Interest rate swap agreements	$(22,184)	$ —	$ (69)	Interest expense	$ 325	$ —	$(8,743)
Interest rate cap contracts	(22,820)	33,354	1,824	Interest expense	(1,856)	(653)	(568)
Cross-currency swap agreements	3,496	(27,617)	(33,464)	Interest expense	(5,057)	(7,601)	(4,984)
				Other income (expense)	5,886	(22,394)	(28,548)

Derivatives Not Designated as Hedging Instruments

In September 2023, the Company partially dedesignated the 2021 Cap. As a result of the partial dedesignation, the Company reclassified the existing deferred gain of approximately $3.7 million from accumulated other comprehensive loss into Other income (expense), net in its consolidated statements of operations for the year ended December 31, 2023. As of December 31, 2023, £100.0 million (approximately $127.3 million based on an exchange rate of $1.00 to £0.79 , the exchange rate as of December 31, 2023) of the notional amount of the 2021 Cap is not designated as hedging instrument for accounting purposes. Refer above for terms relating to the 2021 Cap.

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The following table summarizes the effects of derivatives not designated as hedging instruments on the Company's consolidated statements of operations during the periods presented *(in thousands)*:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income Year ended December 31, 2023	2022	2021
Foreign currency exchange contracts	Other expense	$ —	$ —	$ (20)
Interest rate cap contracts	Other expense	(556)	—	—
Interest rate swap agreements	Other expense	—	—	(73)

Note 4: Investment in Receivable Portfolios, Net

Investment in receivable portfolios, net consist of the following as of the dates presented (*in thousands*):

	Year Ended December 31, 2023	2022
Amortized cost	$ —	$ —
Negative allowance for expected recoveries	3,468,432	3,088,261
Balance, end of period	$ 3,468,432	$ 3,088,261

The following table summarizes the changes in the balance of investment in receivable portfolios, net during the periods presented (*in thousands*):

	Year Ended December 31, 2023	2022	2021
Balance, beginning of period	$ 3,088,261	$ 3,065,553	$ 3,291,918
Negative allowance for expected recoveries - current period purchases(1)	1,073,812	800,507	664,529
Collections applied to investment in receivable portfolios, net(2)	(658,130)	(709,176)	(1,019,629)
Changes in recoveries(3)	(82,530)	93,145	199,136
Put-backs and Recalls	(13,606)	(9,938)	(7,249)
Deconsolidation of receivable portfolios	—	—	(9,352)
Disposals and transfers to real estate owned	(7,957)	(8,335)	(8,071)
Foreign currency translation adjustments	68,582	(143,495)	(45,729)
Balance, end of period	$ 3,468,432	$ 3,088,261	$ 3,065,553

(1) The table below provides the detail on the establishment of negative allowance for expected recoveries of portfolios purchased during the periods presented:

	Year Ended December 31, 2023	2022	2021
Purchase price	$ 1,073,812	$ 800,507	$ 664,529
Allowance for credit losses	3,430,036	2,332,112	1,823,582
Amortized cost	4,503,848	3,132,619	2,488,111
Noncredit discount	5,333,109	3,216,500	3,284,369
Face value	9,836,957	6,349,119	5,772,480
Write-off of amortized cost	(4,503,848)	(3,132,619)	(2,488,111)
Write-off of noncredit discount	(5,333,109)	(3,216,500)	(3,284,369)
Negative allowance	1,073,812	800,507	664,529
Negative allowance for expected recoveries - current period purchases	$ 1,073,812	$ 800,507	$ 664,529

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(2) Collections applied to investment in receivable portfolios, net, is calculated as follows during the periods presented:

	Year Ended December 31,		
	2023	2022	2021
Cash Collections	$ 1,862,567	$ 1,911,537	$ 2,307,359
Less - amounts classified to revenue from receivable portfolios	(1,204,437)	(1,202,361)	(1,287,730)
Collections applied to investment in receivable portfolios, net	$ 658,130	$ 709,176	$ 1,019,629

(3) Changes in recoveries is calculated as follows during the periods presented, where recoveries include cash collections, put-backs and recalls, and other cash-based adjustments:

	Year Ended December 31,		
	2023	2022	2021
Recoveries (below) above forecast	$ (33,405)	$ 29,253	$ 326,006
Changes in expected future recoveries	(49,125)	63,892	(126,870)
Changes in recoveries	$ (82,530)	$ 93,145	$ 199,136

Recoveries above or below forecast represent over and under-performance in the reporting period, respectively. Collections during the year ended December 31, 2023, under-performed the projected cash flows by approximately $33.4 million.

Changes in expected future recoveries are reassessed each quarter, the Company considers, among other factors, historical and current collection performance, changes in consumer behavior, and the macroeconomic environment when updating the forecasts of expected lifetime recoveries. As a result, the Company has updated its forecast, including reducing expected future recoveries for certain static pools, primarily the 2022 and 2021 U.S. vintages, where the initial cash flow forecasts were established during a period marked by changed consumer behavior, which caused challenges in forecasting. The changes to the forecast, when discounted to present value, resulted in a net negative change in expected future period recoveries of approximately $49.1 million during the year ended December 31, 2023.

Note 5: Composition of Certain Financial Statement Items

Property and Equipment, Net

Property and equipment consist of the following as of the dates presented (*in thousands*):

	December 31, 2023	December 31, 2022
Computer equipment and software	$ 187,549	$ 209,803
Leasehold improvements	34,720	34,950
Furniture, fixtures and equipment	19,962	20,155
Construction in process	28,639	2,546
Other	2,229	1,600
	273,099	269,054
Less: accumulated depreciation	(169,140)	(155,154)
	$ 103,959	$ 113,900

Depreciation expense related to property and equipment was $38.2 million, $40.1 million, and $42.2 million during the years ended December 31, 2023, 2022, and 2021, respectively.

F-20

Other Assets Other assets consist of the following as of the dates presented (in thousands): December 31, 2023 December 31, 2022 Real estate owned $ 70,590 $ 68,242 Operating lease right-of-use assets 67,019 70,074 Prepaid expenses 32,910 30,376 Derivative instruments 17,311 36,807 Deferred tax assets 17,277 18,069 Service fee receivables 9,080 16,094 Income tax deposits 8,735 18,259 Identifiable intangible assets, net 48 22,112 Other 70,286 61,040 Total $ 293,256 $ 341,073 Note 6: Borrowings The Company is in compliance in all material respects with all covenants under its financing arrangements as of December 31, 2023. The components of the Company’s consolidated borrowings were as follows (in thousands): December 31, 2023 December 31, 2022 Global senior secured revolving credit facility $ 816,880 $ 661,738 Encore private placement notes 29,310 68,390 Senior secured notes 1,654,989 1,485,888 Convertible notes and exchangeable notes 330,000 272,500 Cabot securitisation senior facility 324,646 423,522 U.S. facility 175,000 — Other 24,904 23,512 Finance lease liabilities 2,818 5,675 3,358,547 2,941,225 Less: debt discount and issuance costs, net of amortization (40,516) (42,404) Total $ 3,318,031 $ 2,898,821 Encore is the parent of the restricted group for the Global Senior Facility, the Senior Secured Notes and the Encore Private Placement Notes, each of which is guaranteed by the same group of material Encore subsidiaries and secured by the same collateral, which represents substantially all of the assets of those subsidiaries. Global Senior Secured Revolving Credit Facility In September 2020, the Company entered into a multi-currency senior secured revolving credit facility agreement (as amended and restated, the “Global Senior Facility”). In May 2023, the Company amended the Global Senior Facility to extend the termination date of the facility from September 2026 to September 2027. In addition, the size of the facility was increased by $40.0 million to $1,180.0 million. On October 30, 2023, pursuant to the terms of the Global Senior Facility the Company further increased the size of the Company’s Global Senior Facility by $23.0 million to $1,203.0 million. As of December 31, 2023, the Global Senior Facility provided for a total committed facility of $1,203.0 million that matures in September 2027 and includes the following key provisions: • Interest at Term SOFR (or EURIBOR for any loan drawn in Euro or a rate based on SONIA for any loan drawn in British Pound), with a Term SOFR (or EURIBOR or SONIA) floor of 0.00%, plus a margin of 2.50%, plus in the case of Term SOFR borrowings, a credit adjustment spread of 0.10%; • An unused commitment fee of 0.40% per annum, payable quarterly in arrears; • A restrictive covenant that limits the LTV Ratio (defined in the Global Senior Facility) to 0.75 in the event that the Global Senior Facility is more than 20% utilized; Table of Contents F-21

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- A restrictive covenant that limits the SSRCF LTV Ratio (defined in the Global Senior Facility) to 0.275;
- A restrictive covenant that requires the Company to maintain a Fixed Charge Coverage Ratio (as defined in the Global Senior Facility) of at least 2.0;
- Additional restrictions and covenants which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens; and
- Standard events of default which, upon occurrence, may permit the lenders to terminate the Global Senior Facility and declare all amounts outstanding to be immediately due and payable.

The Global Senior Facility is secured by substantially all of the assets of the Company and the guarantors. Pursuant to the terms of an intercreditor agreement entered into with respect to the relative positions of (1) the Global Senior Facility, any super priority hedging liabilities and the Encore Private Placement Notes (collectively, "Super Senior Liabilities") and (2) the Senior Secured Notes, Super Senior Liabilities that are secured by assets that also secure the Senior Secured Notes will receive priority with respect to any proceeds received upon any enforcement action over any such assets.

As of December 31, 2023, the outstanding borrowings under the Global Senior Facility were $816.9 million. The weighted average interest rate of the Global Senior Facility was 7.58% and 4.42% for the years ended December 31, 2023 and December 31, 2022, respectively. Available capacity under the Global Senior Facility, after taking into account applicable debt covenants, was approximately $363.8 million as of December 31, 2023.

Encore Private Placement Notes

In August 2017, Encore entered into $325.0 million in senior secured notes with a group of insurance companies (the "Encore Private Placement Notes"). As of December 31, 2023, $29.3 million of the Encore Private Placement Notes remained outstanding. The Encore Private Placement Notes bear an annual interest rate of 5.625%, mature in August 2024 and require quarterly principal payments of $9.8 million. The covenants and material terms for the Encore Private Placement Notes are substantially similar to those for the Global Senior Facility.

Senior Secured Notes

The following table provides a summary of the Company's senior secured notes (the "Senior Secured Notes") (*$ in thousands*):

	December 31, 2023	December 31, 2022	Issue Currency	Maturity Date	Interest Payment Dates	Interest Rate
Encore 2025 Notes	$ 386,324	$ 375,325	EUR	Oct 15, 2025	Apr 15, Oct 15	4.875 %
Encore 2026 Notes	381,937	363,019	GBP	Feb 15, 2026	Feb 15, Aug 15	5.375 %
Encore 2028 Notes	318,280	302,516	GBP	Jun 1, 2028	Jun 1, Dec 1	4.250 %
Encore 2028 Floating Rate Notes	568,448	445,028	EUR	Jan 15, 2028	Jan 15, Apr 15, Jul 15, Oct 15	EURIBOR +4.250%[1]
	$ 1,654,989	$ 1,485,888				

(1) Interest rate is based on three-month EURIBOR (subject to a 0% floor) plus 4.250% per annum, resets quarterly.

The Senior Secured Notes are secured by the same collateral as the Global Senior Facility and the Encore Private Placement Notes. The guarantees provided in respect of the Senior Secured Notes are pari passu with each such guarantee given in respect of the Global Senior Facility and Encore Private Placement Notes. Subject to the intercreditor agreement described above under the section "Global Senior Secured Revolving Credit Facility," Super Senior Liabilities that are secured by assets that also secure the Senior Secured Notes will receive priority with respect to any proceeds received upon any enforcement action over any such assets.

On October 16, 2023, the Company issued an additional €100.0 million (approximately $110.4 million based on an exchange rate of $1.00 to €0.91, the exchange rate as of December 31, 2023) aggregate principal amount of Encore 2028 Floating Rate Notes at an issue price of 99.01%. The Company used the proceeds from this offering to repay drawings under its Global Senior Facility and to pay certain transaction fees and expenses incurred in connection with the offering of the notes. The weighted average interest rate of the 2028 Floating Rate Notes was 7.44% and 4.54% for the years ended December 31, 2023 and 2022, respectively. As discussed in "Note 3: Derivatives and Hedging Instruments," the Company uses interest rate derivative contracts to manage its risk related to the interest rate fluctuation in its variable interest rate bearing debt. The weighted average interest rate of the 2028 Floating Rate Notes including the effect of the hedging instruments was 4.52% and 4.26% for the years ended December 31, 2023 and 2022, respectively.

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Convertible Notes and Exchangeable Notes The following table provides a summary of the principal balance, maturity date and interest rate for the Company’s convertible and exchangeable senior notes (the “Convertible Notes” or “Exchangeable Notes,” as applicable) ($ in thousands): December 31, 2023 December 31, 2022 Maturity Date Interest Payment Dates Interest Rate 2023 Exchangeable Notes $ — $ 172,500 Sep 1, 2023 Mar 1, Sep 1 4.500% 2025 Convertible Notes 100,000 100,000 Oct 1, 2025 Apr 1, Oct 1 3.250% 2029 Convertible Notes 230,000 — Mar 15, 2029 Mar 15, Sep 15 4.000% $ 330,000 $ 272,500 In March 2023, Encore issued $230.0 million aggregate principal amount of 4.00% convertible senior notes that mature on March 15, 2029 in a private placement transaction (the “2029 Convertible Notes”). Interest on the 2029 Convertible Notes is payable semi-annually. The Company used a portion of the net proceeds from the issuance of the 2029 Convertible Notes to repurchase, in separate privately negotiated transactions, approximately $154.8 million aggregate principal amount of its 2023 Exchangeable Notes for approximately $192.5 million. The repurchase met the criteria for an induced conversion and accordingly, the Company recognized expense of $2.7 million, representing the fair value of the consideration paid to certain holders of the 2023 Exchangeable Notes in excess of the fair value which they were otherwise entitled to receive pursuant to the existing conversion terms on the respective settlement dates. The amount is included in Other income (expense), net, in the Company’s condensed consolidated statements of operations during the year ended December 31, 2023. The remaining excess above the principal amount of the repurchased 2023 Exchangeable Notes was recognized in the Company’s stockholder’s equity. Additionally, in March 2023, the Company received proceeds of approximately $28.5 million from the unwind of the capped call options associated with the repurchased portion of the 2023 Exchangeable Notes. Since the capped call options were determined to be equity instruments, the partial unwind of the capped call options was recorded as an increase in stockholder’s equity in the consolidated statements of financial condition as of December 31, 2023. On September 1, 2023, the remaining $17.7 million principal amount of the 2023 Exchangeable Notes matured. The Company settled in cash for approximately $20.1 million both the outstanding 2023 Exchangeable Notes and the $2.4 million excess above the principal amount. The excess above the principal amount represents the conversion spread and was recognized as a reduction in stockholder's equity. Concurrent with the settlement, the Company received $2.4 million from its capped call options associated with the conversion of the remaining 2023 Exchangeable Notes. The proceeds from the exercise of the capped call options were recorded as an increase in stockholder's equity in the Company’s consolidated statement of financial condition as of December 31, 2023. As a result, no gain or loss was recognized as a result of the final settlement of the 2023 Exchangeable Notes in the Company's consolidated statement of operations for the year ended December 31, 2023. In order to reduce the risk related to the potential dilution and/or the potential cash payments the Company may be required to make in the event that the market price of the Company’s common stock becomes greater than the conversion prices of the Convertible Notes, the Company may enter into hedge programs that increase the effective conversion price for the Convertible Notes. In connection with the issuance of the 2029 Convertible Notes, the Company entered into privately negotiated capped call transactions that effectively raised the conversion price of the 2029 Convertible Notes from $65.89 to $82.69. The cost of the capped call transactions was approximately $18.5 million. These hedging instruments have been determined to be indexed to the Company’s own stock and meet the criteria for equity classification and therefore the cost was included as a reduction to stockholder’s equity in the consolidated statement of financial condition as of December 31, 2023. Subsequent changes in fair value of these financial instruments are not recognized in the Company’s consolidated financial statements. The Company did not hedge the 2025 Convertible Notes. Table of Contents F-23

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Certain key terms related to the convertible features as of December 31, 2023 are listed below *($ in thousands, except conversion or exchange price)*:

	2025 Convertible Notes	2029 Convertible Notes
Initial conversion price	$ 40.00	$ 65.89
Closing stock price at date of issuance	$ 32.00	$ 51.68
Closing stock price date	Sep 4, 2019	Feb 28, 2023
Initial conversion rate (shares per $1,000 principal amount)	25.0000	15.1763
Adjusted conversion rate (shares per $1,000 principal amount)	25.1310	15.1763
Adjusted conversion price[(1)]	$ 39.79	$ 65.89
Adjusted effective conversion price[(2)]	$ 39.79	$ 82.69
Excess of if-converted value compared to principal[(3)]	$ 27,540	$ —
Conversion date	Jul 1, 2025	Dec 15, 2028

(1) Pursuant to the indenture for the Company's 2025 Convertible Notes, the conversion rate for the 2025 Convertible Notes was adjusted upon the completion of the Company's tender offer in December 2021.

(2) As discussed above, the Company maintains a hedge program that increases the effective conversion price for the 2029 Convertible Notes to $82.69.

(3) Represents the premium the Company would have to pay assuming the Convertible Notes were converted on December 31, 2023 using a hypothetical share price based on the closing stock price on December 31, 2023.

Prior to the close of business on the business day immediately preceding their respective free conversion date (listed above), holders may convert their Convertible Notes under certain circumstances set forth in the applicable indentures. On or after their respective free conversion dates until the close of business on the second scheduled trading day immediately preceding their respective maturity date, holders may convert their notes at any time.

In the event of conversion, the Convertible Notes are convertible into cash up to the aggregate principal amount of the notes and the excess conversion premium, if any, may be settled in cash or shares of the Company's common stock at the Company's election and subject to certain restrictions contained in each of the indentures governing the Convertible Notes.

The Company's convertible and exchangeable notes are carried as a single liability, which reflects the principal amount of the convertible and exchangeable notes. Interest expense related to the Convertible Notes and Exchangeable Notes was approximately $12.6 million, $12.0 million, and $16.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Cabot Securitisation Senior Facility

Prior to November 20, 2023, Cabot Securitisation UK Ltd ("Cabot Securitisation"), an indirect subsidiary of Encore, had a senior facility for a committed amount of £350.0 million (as amended, the "Cabot Securitisation Senior Facility"), which would mature in September 2026. Prior to November 20, 2023, funds drawn under the Cabot Securitisation Senior Facility beared interest at a rate per annum equal to SONIA plus a margin of 3.00% plus, for periods after September 18, 2024, a step-up margin ranging from zero to 1.00%. The Company amended its Cabot Securitisation Senior Facility, effective November 20, 2023, to extend the maturity date from September 2026 to September 2028 and reduce the committed amount from £350.0 million to £255.0 million. Effective November 20, 2023, funds drawn under the Cabot Securitisation Senior Facility bear interest at a rate per annum equal to SONIA plus a margin of 3.20% plus, for periods after September 18, 2026, a step up margin ranging from zero to 1.00%.

As of December 31, 2023, the outstanding borrowings under the Cabot Securitisation Senior Facility were £255.0 million (approximately $324.6 million based on an exchange rate of $1.00 to £0.79, the exchange rate as of December 31, 2023). The obligations of Cabot Securitisation under the Cabot Securitisation Senior Facility are secured by first ranking security interests over all of Cabot Securitisation's property, assets and rights (including receivables purchased from Cabot Financial UK from time to time), the book value of which was approximately £324.6 million (approximately $413.2 million based on an exchange rate of $1.00 to £0.79, the exchange rate as of December 31, 2023) as of December 31, 2023. The weighted average interest rate of the Cabot Securitisation Senior Facility was 7.68% and 4.49% for the years ended December 31, 2023 and 2022, respectively. As discussed in "Note 3: Derivatives and Hedging Instruments," the Company uses interest rate derivative contracts to manage its risk related to the interest rate fluctuation in its variable interest rate bearing debt. The weighted average interest rate of the Cabot Securitisation Senior Facility including the effect of the hedging instruments was 5.41% and 4.33% for the years ended December 31, 2023 and 2022, respectively.

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Cabot Securitisation is a securitized financing vehicle and is a VIE for consolidation purposes. Refer to "Note 7: Variable Interest Entities" for further details.

U.S. Facility

In October 2023, an indirect subsidiary of Encore ("U.S. Financing Subsidiary"), entered into a facility for a committed amount of $175.0 million (the "U.S. Facility"). The U.S. Facility matures in October 2026. Funds drawn under the U.S. Facility bear interest at a rate per annum equal to Term SOFR plus a margin of 3.5%.

As of December 31, 2023, the outstanding borrowings under the U.S. Facility were $175.0 million. The obligations under the U.S. Facility are secured by first ranking security interests over all of U.S. Financing Subsidiary's assets and rights. As of December 31, 2023, this included receivables acquired from MCM, the book value of which was approximately $302.8 million. The weighted average interest rate of the U.S. Facility was 8.84% for the year ended December 31, 2023. As discussed in "Note 3: Derivatives and Hedging Instruments," the Company uses interest rate derivative contracts to manage its risk related to the interest rate fluctuation in its variable interest rate bearing debt. The weighted average interest rate of the U.S. Facility including the effect of the hedging instruments was 8.25% for the year ended December 31, 2023.

The U.S. Facility is a securitized financing vehicle and is a VIE for consolidation purposes. Refer to "Note 7: Variable Interest Entities" for further details.

Finance Lease Liabilities

The Company has finance lease liabilities primarily for computer equipment. As of December 31, 2023, the Company's finance lease liabilities were approximately $2.8 million. Refer to "Note 12: Leases" for further details.

Maturity Schedule

The aggregate amounts of the Company's borrowings, including finance lease liabilities, maturing in each of the next five years and thereafter are as follows *(in thousands)*:

2024	$	41,363
2025		494,333
2026		560,887
2027		819,319
2028		1,211,374
Thereafter		231,271
Total	$	3,358,547

Note 7: Variable Interest Entities

A VIE is defined as a legal entity whose equity owners do not have sufficient equity at risk, or, as a group, the holders of the equity investment at risk lack any of the following three characteristics: decision-making rights, the obligation to absorb expected losses, or the right to receive expected residual returns of the entity. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the VIE that most significantly affect the entity's economic performance and the obligation to absorb expected losses or the right to receive residual returns from the entity that could potentially be significant to the VIE. The Company consolidates VIEs when it is the primary beneficiary.

As of December 31, 2023, the Company's VIEs include certain securitized financing vehicles and other immaterial special purpose entities that were created to purchase receivable portfolios in certain geographies. The Company is the primary beneficiary of these VIEs. The Company has the power to direct the activities of the VIEs including the ability to exercise discretion in the servicing of the financial assets and has the right to receive residual returns that could potentially be significant to the VIEs. The Company's exposure to loss is limited to the total of the carrying value of the VIEs. The Company evaluates its relationships with its VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary.

Most assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the VIE.

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Note 8: Common Stock On August 12, 2015, the Company’s Board of Directors approved a $50.0 million share repurchase program. On May 5, 2021, the Company announced that the Board of Directors had approved an increase in the size of the repurchase program from $50.0 million to $300.0 million (an increase of $250.0 million). Repurchases under this program are expected to be made with cash on hand and may be made from time to time, subject to market conditions and other factors, in the open market, through private transactions, block transactions, or other methods as determined by the Company’s management and Board of Directors, and in accordance with market conditions, other corporate considerations, and applicable regulatory requirements. The program does not obligate the Company to acquire any particular amount of common stock, and it may be modified or suspended at any time at the Company’s discretion. There were no shares repurchased during the year ended December 2023. During the years ended December 2022 and 2021, the Company repurchased 1,497,184 and 2,598,034 shares of its common stock for approximately $86.9 million and $121.2 million, respectively. The Company’s practice is to retire the shares repurchased. On November 4, 2021, the Company commenced a modified “Dutch Auction” tender offer to purchase up to $300.0 million of shares of its common stock with a price range between $52.00 and $60.00 per share. On December 9, 2021, the Company announced the final results of the tender offer. Through the tender offer, the Company purchased 4,471,995 shares of common stock at a price of $60.00 per share, for a total cost of $268.3 million, excluding fees and expenses. The shares purchased through the tender offer were immediately retired. The Company records the excess of repurchase price over the par amount to additional paid-in capital, then to retained earnings once additional paid-in capital is reduced to zero. Direct costs relating to the stock repurchases are treated as stock issuance costs and are included in stockholders’ equity. Note 9: Accumulated Other Comprehensive Loss A summary of the Company’s changes in accumulated other comprehensive loss by component is presented below (in thousands): Derivatives Currency Translation Adjustments Accumulated Other Comprehensive Loss Balance at December 31, 2020 $ (10,154) $ (58,659) $ (68,813) Other comprehensive loss before reclassification (31,709) (15,309) (47,018) Reclassification 44,544 — 44,544 Removal of OCI in connection with divestiture — 19,904 19,904 Tax effect (2,165) — (2,165) Balance at December 31, 2021 516 (54,064) (53,548) Other comprehensive income (loss) before reclassification 5,737 (78,232) (72,495) Reclassification 30,648 — 30,648 Tax effect (407) (3,014) (3,421) Balance at December 31, 2022 36,494 (135,310) (98,816) Other comprehensive (loss) income before reclassification (41,508) 15,376 (26,132) Reclassification (2,970) — (2,970) Tax effect 4,891 (893) 3,998 Balance at December 31, 2023 $ (3,093) $ (120,827) $ (123,920) Note 10: Stock-Based Compensation In April 2017, Encore’s Board of Directors (the “Board”) approved the Encore Capital Group, Inc. 2017 Incentive Award Plan (the “2017 Plan”), which was then approved by the Company’s stockholders on June 15, 2017. The 2017 Plan superseded the Company’s 2013 Incentive Compensation Plan (as amended, the “2013 Plan”), which had previously superseded the Company’s 2005 Stock Incentive Plan (“2005 Plan”). Board members, employees, and consultants of Encore and its subsidiaries and affiliates are eligible to receive awards under the 2017 Plan. Subject to certain adjustments, the Company may grant awards for an aggregate of 5,713,571 shares of the Company’s common stock under the 2017 Plan. The aggregate number of shares available for issuance under the 2017 Plan will be reduced by 2.12 shares for each share delivered in settlement of any full value award and by one share for each share delivered in settlement of any stock option or stock appreciation right. If an award under the 2017 Plan or the 2013 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, Table of Contents F-26

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canceled without having been fully exercised or forfeited, the unused shares covered by such award will again become or again be available for award grants under the 2017 Plan. Shares available under the 2017 Plan will be increased by 2.12 shares for each share subject to a full value award and by one share for each share subject to a stock option or a stock appreciation right, in each case, that become or again be available for issuance pursuant to the foregoing share counting provisions. The 2017 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, dividend equivalent rights, stock appreciation rights, cash awards, performance-based awards and any other types of awards not inconsistent with the 2017 Plan.

Total stock-based compensation expense during the years ended December 31, 2023, 2022, and 2021 was $13.9 million, $15.4 million, and $18.3 million, respectively. The actual tax benefit from stock-based compensation arrangements totaled $1.8 million, $4.2 million, and $2.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company's stock-based compensation arrangements are described below:

Stock Options

Under the 2005 Plan, option awards were generally granted with an exercise price equal to the market price of the Company's stock at the date of issuance. They generally vest over three to five years of continuous service, and have ten-year contractual terms. Other than the Performance Options discussed below, no options have been awarded under the 2013 Plan or 2017 Plan.

There were no options granted during the years ended December 31, 2023, 2022, or 2021. All outstanding stock options previously granted under the 2005 plan have been fully vested and all related compensation expense has been fully recognized prior to December 31, 2022. All exercisable options have been exercised prior to December 31, 2022.

The total intrinsic value of options exercised was $0.2 million during both years ended December 31, 2022 and 2021. Cash received from option exercise under all share-based payment arrangements during the years ended December 31, 2022 and 2021 was negligible.

Performance Stock Options

Under the 2017 Plan and the 2013 Plan, the Company granted performance stock options, with an exercise price equal to the closing price of the Company's stock at the date of issuance, that vest in equal annual installments over a three year service period but only if, within four years from the date of grant, the 20 trading day average of the closing price of the Company's stock (subject to dividend-related adjustments) exceeded a target equal to a 25% increase from the closing price on the date of grant. These performance options have a seven-year contractual life.

A summary of the Company's performance stock option activity as of December 31, 2023, and changes during the year then ended, are presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding and exercisable as of December 31, 2022	79,949	$ 30.95		
Exercised	(79,949)	$ 30.95		
Outstanding and exercisable as of December 31, 2023	—	$ —	—	$ —

As of December 31, 2023, all related compensation expense has been fully recognized. No performance stock options were granted during the years ended December 31, 2023, 2022, and 2021. The total intrinsic value of performance options exercised during the year ended December 31, 2023, 2022, and 2021 was $1.3 million, $0.6 million, and $1.1 million, respectively. Cash received from performance option exercise during the years ended December 31, 2023, 2022, and 2021 was $1.7 million, $0.6 million, and $1.6 million, respectively.

Non-Vested Shares

The Company's 2017 Plan (and previously, the 2013 Plan and 2005 Plan), permits restricted stock units, restricted stock awards, performance stock units, and performance stock awards (collectively "stock awards"). The fair value of non-vested shares with a service condition and/or a performance condition that affect vesting is equal to the closing sale price of the Company's common stock on the grant date. Compensation expense is recognized only for the awards that ultimately vest. The Company has certain share awards that include market conditions that affect vesting. These shares vest based on the Company's three-year relative total stockholder return compared to the other companies in the S&P SmallCap 600 Financial Sector Index

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as of the date of grant. The fair value of these shares is estimated using a lattice model. For the majority of non-vested shares, shares are issued on the vesting dates net of the number of shares needed to satisfy minimal statutory tax withholding requirements. The tax obligations are then paid by the Company on behalf of the employees. A summary of the Company's stock award activities as of December 31, 2023, and changes during the year then ended, is presented below:

	Non-Vested Shares (1)		Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2022	542,935	$	51.31
Awarded	325,765	$	49.97
Vested	(315,153)	$	45.95
Cancelled	(34,834)	$	55.36
Non-vested as of December 31, 2023	518,713	$	53.45

(1) Certain of the Company's stock awards have a vesting matrix under which the stock awards can vest at a maximum level that is up to 200% of the shares that would vest for achieving the performance goals at target. The number of shares presented is based on achieving the performance goals at target levels as defined in the stock award agreements. As of December 31, 2023 and 2022, the maximum number of non-vested performance shares that could vest under the provisions of the agreements was 659,343 and 687,320, respectively.

Unrecognized compensation expense related to non-vested shares as of December 31, 2023 was $13.7 million. The weighted-average remaining expense period, based on the unamortized value of these outstanding non-vested shares, was approximately 1.4 years. The fair value of restricted stock units and restricted stock awards vested for the years ended December 31, 2023, 2022, and 2021 was $15.7 million, $26.9 million, and $16.9 million, respectively. The weighted average grant date fair value for stock awards granted during the years ended December 31, 2023, 2022, and 2021 was $49.97, $60.45, and $42.09, respectively.

Note 11: Income Taxes

Income or loss before provision for income taxes consisted of the following *(in thousands)*:

	Year Ended December 31,					
		2023		2022		2021
US	$	61,356	$	331,009	$	390,607
Foreign		(241,620)		(20,020)		45,934
Total (loss) income before provision for income taxes	$	(180,264)	$	310,989	$	436,541

The provision for income tax consisted of the following *(in thousands)*:

	Year Ended December 31,					
		2023		2022		2021
Current expense (benefit):						
Federal	$	59,558	$	59,105	$	33,582
State		17,677		11,803		5,787
Foreign		4,909		(893)		10,600
		82,144		70,015		49,969
Deferred expense (benefit):						
Federal		(49,028)		8,142		49,512
State		(8,685)		6,290		5,904
Foreign		1,797		31,978		(20,045)
		(55,916)		46,410		35,371
Provision for income taxes	$	26,228	$	116,425	$	85,340

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The reconciliation of federal statutory income tax rate to our effective tax rate was as follows:

	Year Ended December 31,		
	2023	2022	2021
Federal provision	21.0 %	21.0 %	21.0 %
State provision	(3.0)%	5.0 %	2.3 %
Change in valuation allowance [1]	7.3 %	13.2 %	(2.3)%
Goodwill impairment [2]	(28.3)%	— %	— %
Taxable gain (deductible loss) in foreign jurisdiction [3]	2.9 %	(2.7)%	— %
Forfeit benefit due to merger/liquidations [4]	(14.7)%	— %	— %
Other	0.3 %	0.9 %	(1.5)%
Effective rate	(14.5)%	37.4 %	19.5 %

(1) In 2023, includes reduction in valuation allowance due to the forfeit of tax benefits on merger or liquidation of foreign subsidiaries that maintained full valuation allowances on their deferred tax assets. In 2022, includes valuation allowance recorded on U.K. deferred tax assets.

(2) During the fourth quarter of 2023, the Company recorded a non-cash goodwill impairment charge of $238.2 million at the Cabot reporting unit. Refer to "Note 15: Goodwill and Identified Intangible Assets" for further details.

(3) In 2023, represents a taxable gain recognized in a foreign subsidiary. In 2022, represents deductible loss recognized in a foreign subsidiary that maintains a full valuation allowance on its deferred tax assets. Accordingly, the deductible loss increased the valuation allowance and did not result in any tax benefit during the year ended December 31, 2022.

(4) Represents the forfeit of tax benefits on merger or liquidation of foreign subsidiaries that maintained full valuation allowances on their deferred tax assets.

The Company's subsidiary in Costa Rica is operating under a 100% tax holiday through December 31, 2026. The impact of the tax holiday in Costa Rica for the years ended December 31, 2023, 2022 and 2021 was immaterial.

The Company has not provided for applicable income or withholding taxes on the undistributed earnings from continuing operations for certain of its subsidiaries operating outside of the United States. Undistributed net income of these subsidiaries as of December 31, 2023, were approximately $152.9 million. Such undistributed earnings are considered permanently reinvested.

The Company does not provide deferred taxes on translation adjustments of unremitted earnings under the indefinite reinvestment exemption. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practical due to the complexities of a hypothetical calculation. Subsidiaries operating outside of the United States for which the Company does not consider under the indefinite reinvestment exemption have no material undistributed earnings or outside basis differences and therefore no U.S. taxes have been provided.

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Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands): December 31, 2023 December 31, 2022 Deferred tax assets: Net operating losses $ 50,061 $ 70,543 Operating lease liabilities 16,938 12,222 Accrued expenses 9,048 10,800 Difference in basis of bond and loan costs 4,155 — Difference in basis of receivable portfolio 22,070 23,751 Stock-based compensation 3,916 4,960 Difference in basis of depreciable and amortizable assets 1,957 2,057 Other 5,303 2,396 Total deferred tax assets 113,448 126,729 Valuation allowance (54,993) (66,625) Total deferred tax assets net of valuation allowance 58,455 60,104 Deferred tax liabilities: Accrued expenses (76) (443) Difference in basis of bond and loan costs (445) (1,003) Difference in basis of receivable portfolio (56,263) (109,787) Stock-based compensation — (970) Right-of-use asset (14,306) (9,794) Difference in basis of depreciable and amortizable assets (8,596) (16,807) Prepaid expenses (545) (875) Other (3,087) (10,206) Total deferred tax liabilities (83,318) (149,885) Net deferred tax liability(1) $ (24,863) $ (89,781) ________________________ (1) The Company operates in multiple jurisdictions. In accordance with authoritative guidance relating to income taxes, deferred taxes and liabilities are netted for each tax-paying component of the Company within a particular tax jurisdiction, and presented as a single amount in the statement of financial condition. As of December 31, 2023, certain of the Company’s foreign subsidiaries have net operating loss carry forwards of approximately $197.6 million, which will begin to expire in 2024. Certain of the Company’s domestic subsidiaries have state net operating losses, which will begin to expire in 2035. Valuation allowances are recorded against deferred tax assets, including certain net operating losses recorded as deferred tax assets, if the Company believes it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2023, valuation allowances decreased by $11.6 million, as compared to December 31, 2022. The decrease in valuation allowance is primarily related to the forfeit of tax benefits on merger or liquidation of foreign subsidiaries that maintained full valuation allowances on their deferred tax assets. Table of Contents F-30

A reconciliation of the beginning and ending amounts of unrecognized tax benefit is as follows (in thousands): Amount Balance as of December 31, 2020 $ 6,781 Decrease related to prior year tax positions (2,034) Decrease related to expiration of statute of limitations (712) Increase related to prior year tax positions 261 Increase related to current year tax positions 251 Balance as of December 31, 2021 4,547 Decrease related to prior year tax positions (1,296) Decrease related to settlements with taxing authorities (713) Decrease related to expiration of statute of limitations (115) Increase related to prior year tax positions 874 Increase related to current year tax positions 691 Balance as of December 31, 2022 3,988 Increase related to prior year tax positions 2,302 Increase related to current year tax positions 649 Decrease related to expiration of statute of limitations (69) Other 91 Balance as of December 31, 2023 $ 6,961 The Company had gross unrecognized tax benefits, inclusive of penalties and interest, of $8.2 million, $4.9 million and $4.6 million as of December 31, 2023, 2022, and 2021 respectively. As of December 31, 2023, 2022 and 2021, there was $5.0 million, $2.5 million and $1.6 million, respectively, of unrecognized tax benefit that if recognized, would result in a net tax benefit. During the year ended December 31, 2023, the increase in the Company's gross unrecognized tax benefit was primarily due a prior year position related to a domestic entity. During the years ended December 31, 2022 and 2021, the decreases in the Company's gross unrecognized tax benefit were primarily due to the release of prior year positions related to foreign entities. The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, it is reasonably possible that certain changes may occur within the next 12 months, which could significantly increase or decrease the balance of the Company’s gross unrecognized tax benefits. The Company recognizes interest and penalties related to income tax as a component of the provision for income taxes. Interest and penalties expensed during the years ended December 31, 2023, 2022 and 2021 were immaterial. Interest and penalties accrued as of December 31, 2023, 2022 and 2021 were immaterial. The Company files federal, state and non-U.S. income tax returns in jurisdictions with varying statutes of limitations. The Company is subject to examination of its income tax returns by various taxing authorities, and the timing of the resolution of income tax examinations cannot be predicted with certainty. In general, the Company is subject to examination for tax years after December 31, 2019 for the U.S. federal jurisdiction, after December 31, 2019 for U.S state jurisdictions, and after December 31, 2018 in major foreign jurisdictions. The Company's management regularly assesses the likelihood of adverse outcomes resulting from examinations, if any, to determine the adequacy of the Company's provision for income taxes. If any issues addressed in the Company's tax examinations are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. Table of Contents F-31

Note 12: Leases The majority of the Company’s leases are for corporate offices, various facilities, and information technology equipment. The components of lease expense were as follows during the periods presented (in thousands): Year Ended December 31, 2023 2022 2021 Operating lease costs(1) $ 15,102 $ 18,403 $ 17,272 Finance lease costs Amortization of ROU assets 2,804 4,296 3,848 Interest on lease liabilities 168 312 419 Total lease costs $ 18,074 $ 23,011 $ 21,539 ________________________ (1) Operating lease expenses are included in general and administrative expenses in the Company’s consolidated statements of operations. Costs include short-term and variable lease components which were not material for the periods presented. The following table provides supplemental consolidated statement of financial condition information related to leases as of the dates presented (in thousands): Classification December 31, 2023 December 31, 2022 Assets Operating lease ROU assets Other assets $ 67,019 $ 70,074 Finance lease ROU assets Property and equipment, net 18,571 18,337 Total lease ROU assets $ 85,590 $ 88,411 Liabilities Operating lease liabilities Other liabilities $ 81,467 $ 83,598 Finance lease liabilities Borrowings 2,818 5,675 Total lease liabilities $ 84,285 $ 89,273 Supplemental lease information is summarized below (in thousands): Year Ended December 31, 2023 2022 2021 ROU assets obtained in exchange for new operating lease obligations $ 12,772 $ 22,582 $ 13,426 ROU assets obtained in exchange for new finance lease obligations 234 3,273 2,664 Cash paid for amounts included in the measurement of lease liabilities Operating leases - operating cash flows 17,195 19,227 20,048 Finance leases - operating cash flows 165 312 419 Finance leases - financing cash flows 3,032 4,622 3,950 Lease term and discount rate were as follows: December 31, 2023 December 31, 2022 December 31, 2021 Weighted-average remaining lease term (in years) Operating leases 5.7 5.9 6.2 Finance leases 1.6 2.1 2.0 Weighted-average discount rate Operating leases 5.4% 5.2% 5.2 % Finance leases 4.1% 3.9% 4.6 % Table of Contents F-32

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Maturities of lease liabilities under non-cancelable leases as of December 31, 2023 are summarized as follows *(in thousands)*:

	Finance Leases	Operating Leases	Total
2024	$ 2,013	$ 17,941	$ 19,954
2025	783	17,010	17,793
2026	84	16,173	16,257
2027	42	13,502	13,544
2028	—	11,423	11,423
Thereafter	—	19,417	19,417
Total undiscounted lease payments	2,922	95,466	98,388
Less: imputed interest	(104)	(13,999)	(14,103)
Total lease liabilities	$ 2,818	$ 81,467	$ 84,285

Note 13: Commitments and Contingencies

Litigation and Regulatory

The Company is involved in disputes, legal actions, regulatory investigations, inquiries, and other actions from time to time in the ordinary course of business. The Company, along with others in its industry, is routinely subject to legal actions asserting various claims, including those based on the Fair Debt Collection Practices Act ("FDCPA"), the Fair Credit Reporting Act ("FCRA"), the Telephone Consumer Protection Act ("TCPA"), comparable state statutes, state and federal unfair competition statutes, and common law causes of action. The violations of law investigated or alleged in these actions often include claims that the Company lacks specified licenses to conduct its business, attempts to collect debts on which the statute of limitations has run, has made inaccurate or unsupported assertions of fact in support of its collection actions and/or has acted improperly in connection with its efforts to contact consumers. Such litigation and regulatory actions could involve potential compensatory or punitive damage claims, fines, sanctions, injunctive relief, or changes in business practices. Many continue on for some length of time and involve substantial investigation, litigation, negotiation, and other expense and effort before a result is achieved, and during the process the Company often cannot determine the substance or timing of any eventual outcome.

In September 2015, the Company entered into a consent order (the "2015 Consent Order") with the Consumer Financial Protection Bureau (the "CFPB") in which the Company settled allegations arising from its practices between 2011 and 2015. In October 2020, the Company entered into a stipulated judgment ("Stipulated Judgment") with the CFPB to resolve a subsequent lawsuit related to the 2015 Consent Order. Additionally, we are subject to ancillary state Attorney General investigations related to similar debt collection practices. We have entered into settlement agreements with the Attorneys General of various U.S. states in connection with our debt collection and litigation practices. The Company has discussed with additional state attorneys general potential resolution of these investigations, which could include penalties, restitution, and/or the adoption of new operational requirements. If the Company is unable to resolve its differences with the state attorneys general, it is possible that they may file claims against the Company.

In certain legal proceedings, the Company may have recourse to insurance or third-party contractual indemnities to cover all or portions of its litigation expenses, judgments, or settlements. The Company records loss contingencies in its financial statements only for matters in which losses are probable and can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. The Company continuously assesses the potential liability related to its pending litigation and regulatory matters and revises its estimates when additional information becomes available. The Company's legal costs are recorded to expense as incurred.

As of December 31, 2023, the Company has no material reserves for legal matters.

Purchase Commitments

In the normal course of business, the Company enters into forward flow purchase agreements. A forward flow purchase agreement is a commitment to purchase receivables over a duration that is typically three to twelve months, but can be longer, generally with a specifically defined volume range, frequency, and pricing. Typically, these forward flow contracts have provisions that allow for early termination or price re-negotiation should the underlying quality of the portfolio deteriorate over time or if any particular month's delivery is materially different than the original portfolio used to price the forward flow contract. Certain of these forward flow purchase agreements may also have termination clauses, whereby the agreements can be canceled by either party upon providing a certain specified amount of notice.

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As of December 31, 2023, the Company had entered into forward flow purchase agreements for the purchase of nonperforming loans with an estimated minimum aggregate purchase price of approximately $384.6 million. The Company expects actual purchases under these forward flow purchase agreements to be significantly greater than the estimated minimum aggregate purchase price.

Employee Savings and Retirement Plan

The Company has a 401(k) Savings Plan in the U.S. that qualifies as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, matching contributions are based upon the amount of the employees' contributions subject to certain limitations. The Company also has defined contribution plans for eligible employees in other countries. The Company recognized expense of approximately $6.8 million, $2.8 million, and $2.8 million for the years ended December 31, 2023, 2022, and 2021, respectively, in salaries and employee benefits in its consolidated statements of operations.

Guarantees

Encore's Certificate of Incorporation and indemnification agreements between the Company and its officers and directors provide that the Company will indemnify and hold harmless its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The Company has also agreed to indemnify certain third parties under certain circumstances pursuant to the terms of certain underwriting agreements, registration rights agreements, credit facilities, portfolio purchase and sale agreements, and other agreements entered into by the Company in the ordinary course of business. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and, as of December 31, 2023, has no liabilities recorded for these agreements.

Note 14: Segment and Geographic Information

The Company conducts business through several operating segments. The Company's Chief Operating Decision Maker relies on internal management reporting processes that provide segment revenue, segment operating income, and segment asset information in order to make financial decisions and allocate resources. The Company determined its operating segments meet the aggregation criteria, and therefore, it has one reportable segment, portfolio purchasing and recovery, based on similarities among the operating units including economic characteristics, the nature of the services, the nature of the production process, customer types for their services, the methods used to provide their services and the nature of the regulatory environment.

The following tables present information about geographic areas in which the Company operates *(in thousands)*:

	Year Ended December 31,		
	2023	2022	2021
Total revenues:			
United States	$ 792,443	$ 995,470	$ 1,115,572
Europe			
United Kingdom	295,566	272,962	344,214
Other European countries[(1)]	134,301	129,737	142,316
Total Europe	429,867	402,699	486,530
Other geographies[(1)]	370	178	12,397
Total	$ 1,222,680	$ 1,398,347	$ 1,614,499

(1) None of these countries comprise greater than 10% of the Company's consolidated revenues.

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	December 31, 2023	December 31, 2022
Long-lived assets[(1)]:		
United States	$ 70,361	$ 82,695
International		
United Kingdom	62,309	58,034
India	23,108	25,337
Other foreign countries[(2)]	15,200	17,908
	100,617	101,279
Total	$ 170,978	$ 183,974

(1) Long-lived assets consist of property and equipment, net and right of use assets.

(2) None of these countries comprise greater than 10% of the Company's consolidated long-lived assets.

Note 15: Goodwill and Identifiable Intangible Assets

The Company's goodwill is tested for impairment at the reporting unit level annually and in interim periods if certain events occur that indicate that the fair value of a reporting unit may be below its carrying value. Determining the number of reporting units and the fair value of a reporting unit requires the Company to make judgments and involves the use of significant estimates and assumptions. The Company performs its annual goodwill impairment assessment as of the first day of the fourth quarter.

As of December 31, 2023, the Company had two reporting units, MCM and Cabot, that carried goodwill. When performing its annual goodwill impairment assessment during the fourth quarter of 2023, the Company chose to proceed directly to performing quantitative tests for both reporting units. The annual goodwill impairment analysis resulted in an impairment charge for the Cabot reporting unit of $238.2 million. The fair value of the MCM reporting unit substantially exceeded its carrying value on the assessment date, as a result, there was no impairment of goodwill for the MCM reporting unit during the year ended December 31, 2023.

The Company applies various valuation techniques to estimate the fair value of each reporting unit when performing a quantitative impairment test, including the income approach and the market approach. Under the income approach, the Company uses a discounted cash flow method, or DCF, to estimate the fair value of a reporting unit. In applying the DCF method, an identified level of future cash flow is estimated. The cash flow projections are based on five-year financial forecasts developed by management that include purchasing volume, collections forecasts, capital spending trends, and cost assumptions to support anticipated growth, which are updated annually and reviewed by management. The value of the net cash flows beyond the fifth year (the "Terminal Year") is determined by applying a market multiple to the projected estimated remaining collections. Annual estimated cash flows and a Terminal Year value are then discounted to their present value at an appropriate discount rate to obtain an indication of fair value. The Company bases the discount rate on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit's ability to execute on the projected cash flows. Because DCF analyses are based on management's long-term financial projections and require significant estimates and judgments, the market approach is conducted in addition to the income approach in estimating the fair value of a reporting unit. Under the market approach, the Company uses both a Guideline Public Company Method and Guideline Merged & Acquired Company method to estimate the fair value of equity and the business enterprise value of a reporting unit. The Guideline Public Company approach uses financial metrics from similar public traded companies to estimate fair value. The Guideline Merged and Acquired Company method calculates fair value by analyzing the actual prices paid for recent mergers and acquisitions in the industry. The fair value estimate of the Company's reporting units was derived primarily from the income approach, and to a lesser extent, the market approach as described above. The Company believes that the current methodology used in determining the fair value at its reporting units represent its best estimates. In addition, the Company compares the aggregate fair value of the reporting units to its overall market capitalization.

The Company's prior annual goodwill impairment test resulted in a sufficient cushion for the Cabot reporting unit. Additionally, the Company did not observe significant indicators of goodwill impairment triggers during its subsequent interim qualitative assessments. During the fourth quarter of 2023, management completed its annual update of the five-year financial forecast at the Cabot reporting unit, resulting in a revised forecast due to a combination of (1) the continuation of lower than expected levels of outstanding unsecured consumer borrowings and charge-off rates in Europe, (2) the continuation of portfolio pricing that management believes does not fully reflect the higher cost of capital, and (3) management allocating capital to the

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higher-return US market instead of the Cabot markets, which all impact the expected purchasing volume and related collections forecasts at the Cabot reporting unit. The decline in the fair value of the Cabot reporting unit below its carrying value resulted from changes in expected future cash flows as compared to the Company's prior year financial forecasts, decline in market multiples, as well as an increase in the cost of capital.

In conjunction with the quantitative goodwill impairment test, the Company tested the recoverability of long-lived assets and other assets of the Cabot reporting unit and concluded that the intangible assets carried at Cabot's debt servicing business were fully impaired. As a result, the Company recorded an impairment charge of its intangible assets of $18.7 million during the fourth quarter of 2023. The Company recorded an impairment charge of $4.1 million for its definite-lived intangible assets during the year ended December 31, 2022.

Management continues to evaluate and monitor all key factors impacting the carrying value of the Company's recorded goodwill and intangible assets. Adverse changes in the Company's actual or expected operating results, market capitalization, business climate, economic factors or other negative events that may be outside the control of management could result in a material non-cash impairment charge in the future.

The Company's goodwill is attributable to the MCM and Cabot reporting units included in its portfolio purchasing and recovery segment. The following table summarizes the activity in the Company's goodwill balance *(in thousands):*

	MCM	Cabot	Total
Balance as of December 31, 2020	$ 148,936	$ 758,026	$ 906,962
Effect of foreign currency translation	—	(9,167)	(9,167)
Balance as of December 31, 2021	148,936	748,859	897,795
Effect of foreign currency translation	—	(76,581)	(76,581)
Balance as of December 31, 2022	148,936	672,278	821,214
Goodwill impairment	—	(238,200)	(238,200)
Effect of foreign currency translation	—	23,461	23,461
Balance as of December 31, 2023	$ 148,936	$ 457,539	$ 606,475

There was no accumulated goodwill impairment loss as of December 31, 2022 and 2021. The accumulated goodwill impairment loss at the Cabot reporting unit was $238.2 million as of December 31, 2023.

The Company's acquired intangible assets are summarized as follows *(in thousands)*:

	As of December 31, 2023			As of December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ —	$ —	$ —	$ 45,498	$ (23,507)	$ 21,991
Trade name and other	918	(870)	48	909	(788)	121
Total intangible assets	$ 918	$ (870)	$ 48	$ 46,407	$ (24,295)	$ 22,112

The weighted-average useful lives of intangible assets at the time of acquisition were as follows *(in years)*:

	Weighted-Average Useful Lives
Customer relationships	10
Trade name and other	7

The amortization expense for intangible assets subject to amortization was $3.6 million, $6.3 million, and $7.9 million during the years ended December 31, 2023, 2022, and 2021, respectively. Estimated future amortization expense related to finite-lived intangible assets as of December 31, 2023 was negligible.

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